As confidentially submitted to the Securities and Exchange Commission on June 7, 2019

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lemonade, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	32-0469673 (I.R.S. Employer Identification No.)

5 Crosby Street, 3rd Floor
New York, New York 10013
(844) 733-8666

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Daniel Schreiber
Chief Executive Officer
5 Crosby Street, 3rd Floor
New York, New York 10013
(844) 733-8666
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Marc D. Jaffe Rachel W. Sheridan Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Colin Diamond White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☒

            If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.00001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase from the registrant.

(3)
To be paid in connection with the initial filing of the registration statement

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 7, 2019

PRELIMINARY PROSPECTUS

             Shares

Lemonade, Inc.

Class A Common Stock

          This is the initial public offering of Lemonade, Inc. We are selling             shares of our Class A common stock.

          Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is expected to be between $             and $             per share of our Class A common stock. We intend to apply to list our Class A common stock on the             under the symbol "              ."

          We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders. Each share of Class B common stock is entitled to         votes for each share held on all matters submitted to a vote of stockholders and is convertible at any time into one share of Class A common stock. Following the completion of this offering, Daniel Schreiber, our co-founder, Chief Executive Officer and a member of our board of directors, will hold approximately         % of the voting power of our outstanding capital stock; and Shai Wininger, our co-founder, President, Chief Operating Officer and a member of our board of directors (collectively with Mr. Schreiber, our "Co-Founders"), will hold approximately         % of the voting power of our outstanding capital stock, in each case assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. As a result, individually or together, our Co-Founders will be able to significantly influence any action requiring the approval of our stockholders. See "Description of Capital Stock."

          We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to reduced public company reporting requirements. See "Prospectus Summary — Implications of Being an Emerging Growth Company." We are incorporated in Delaware as a public benefit corporation as a demonstration of our long-term commitment to make insurance a public good. See "Prospectus Summary — Public Benefit Corporation."

          Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

          Neither the Securities and Exchange Commission ("SEC") nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, Before Expenses, to Lemonade, Inc.	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

          The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to a maximum of             additional shares of our Class A common stock from us at the public offering price, less the underwriting discounts and commissions.

          Delivery of the shares of Class A common stock will be made on or about                          , 2019.

Goldman Sachs & Co. LLC	J.P. Morgan

The date of this prospectus is                          , 2019.

          Through and including                           , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, operating results and prospects may have changed since such date.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

 PROSPECTUS SUMMARY

          The following summary highlights selected information about our company and this offering that is included elsewhere in this prospectus in greater detail. It does not contain all of the information that you should consider before investing in our Class A common stock. Before investing in our Class A common stock, you should read this entire prospectus carefully, including the information presented under the heading "Risk Factors" and in our consolidated financial statements and notes thereto.

          In this prospectus, unless we indicate otherwise or the context requires, "Lemonade, Inc.," "Lemonade," "the company," "our company," "the registrant," "we," "our," "ours" and "us" refer to Lemonade, Inc. and its consolidated subsidiaries, including Lemonade Insurance Company and Lemonade Insurance Agency, LLC.

Our Mission

          Harness technology and social impact to be the world's most loved insurance company.

Overview

          Lemonade is rebuilding insurance from the ground up, on a digital substrate and an innovative business model. By leveraging technology, artificial intelligence and behavioral economics, we are making insurance more delightful, more affordable and more socially impactful. We have built a vertically-integrated company, with wholly-owned insurance carriers in the United States and the European Union, and the full technology stack to power them.

          With Lemonade, an engaging 90 second chat with our bot, AI Maya, is all it takes to get covered with renters or homeowners insurance, while another bot, AI Jim, pays claims in as little as three seconds. This breezy experience belies the extraordinary technology that enables it: a state-of-the-art platform that spans marketing to underwriting, customer support to claims processing, finance to regulation. Our architecture melds artificial intelligence with the human kind, and learns from the prodigious data it generates, to become ever better at delighting customers and quantifying risk.

          In addition to digitizing the entire insurance process, we also reduce costs and increase trust through charitable giving. In a departure from the traditional insurance model, we keep 25% of premiums as a flat fee, diminishing the conflict between paying claims and making a profit, and, during our annual Giveback, donate leftover underwriting profits to nonprofits selected by our customers.

          As our customers move up the economic ladder, their insurance needs evolve to higher-value products: renters regularly acquire more property and frequently upgrade to successively larger homes. These progressions can trigger orders-of-magnitude jumps in insurance premiums.

          The result is a business with highly-recurring and naturally-growing revenue streams; a level of automation that delights consumers while collapsing costs; and an architecture that generates and employs data to price and underwrite risk with ever-greater precision to benefit our company, our customers and their chosen nonprofits.

          This powerful trifecta has been reflected in our rapid growth since our product launch in late 2016. As of December 31, 2017 we had 79,530 customers, compared with 311,648 at the end of 2018. Our revenue was $2.4 million in 2017, compared to $22.5 million in 2018. We incurred net losses of $28.1 million and $52.9 million in fiscal years 2017 and 2018, respectively. See "— Summary Consolidated Financial Data."

Why We Love Insurance

          Insurance is one of the largest industries in the world. Property, casualty and life insurance premiums amount to approximately $5 trillion globally, and account for 11% of gross domestic product in the United States.

          The scale of the industry is an indicator of the essential role insurance plays in our economy and society. Most homes, cars and businesses in the United States have some type of insurance coverage. Laws, lenders and landlords often mandate insurance, making it a non-discretionary product that remains largely unaffected by economic cycles. We believe people typically buy insurance for their entire adult life, often from the same company, resulting in highly-recurring and naturally-growing revenue streams.

          These dynamics have produced large, enduring businesses. In the United States, 12 of the Fortune 100 companies are insurance companies and they are 125 years old on average. More remarkably, while the world's top insurance companies each generate over $100 billion in revenue, no single company has a market share greater than 5%, underscoring the sheer scale of the industry.

          Insurance is, at its core, a social good. At a mathematical level, insurance is about a community of people pooling their monies to help their more unfortunate members in their hour of need. This safety net affords individuals the peace of mind they need to buy a home, go on vacation or open a business. Put differently: insurance allows people to trade the risk of a disastrous loss in the future for the certainty of an affordable loss now. It is a trade that enables the very fabric of contemporary society.

Why We Love Technology

          Technology pushes the frontier of what is possible. It changes what we can measure, the efficiency with which we work and the speed with which we communicate. As our capabilities advance, consumers come to expect and demand more. Measurement begs for personalization; efficiency calls for lower prices; speed demands better service. Experiences that once seemed reasonable, turn frustrating.

          These unrelenting forces have transformed industry after industry, and are poised to do the same for insurance. Incumbents are wise to this, and work valiantly to graft new technologies onto their established businesses. But generations of legacy make that hard: vast networks of brokers, decades of cumulative investment in disparate IT systems, corporate cultures adapted for legacy preservation rather than business transformation and a policy-centric rather than customer-centric organizations. Each has their historical reasons, but all seem maladapted today.

          This divergence of fortunes — amazing industry, encumbered incumbents — creates space for a new kind of insurance company, one built from scratch on a digital substrate, a contemporary business model and no legacy. It is this secular shift that our strategy is designed to exploit.

Our Strategy

          We seek to capitalize on the structural advantages inherent in being a digitally-native, customer-centric and vertically-integrated insurance company by:

  1.
  harnessing our delightful experience, aligned values and advantaged cost structure to appeal to consumers broadly, and particularly to the next generation of consumers, whom incumbents struggle to serve;

  2.
  growing with those customers as their insurance needs increase naturally and substantially throughout adulthood;

  3.
  all the while leveraging our closed-loop system, by which copious amounts of data we generate make our business ever faster, cheaper, and more precise, to further delight consumers and extend our competitive advantage as we grow.

Appeal to the Next Generation of Consumers

          While the rest of the industry typically appeals to established consumers with the 'I switched and I saved' value proposition, we are competing with non-consumption, attracting consumers incumbents want most, but doing so years before they are ripe for legacy providers.

          Approximately 70% of our customers are under 35, and roughly 90% did not switch from another carrier. We have achieved this outsized share among newer cohorts through a three-pronged consumer value proposition:

  •
  Delightful Experience.  We bring insurance to the mobile-first, digitally-native world. Our playful bots make for a fun, fast and interactive app-based experience across every step of the insurance process.

  •
  Aligned Values.  Our status as a Certified B Corp and our commitment to aligning incentives through social impact, serve as the foundation for our fundamentally reimagined relationship with our customers.

  •
  Great Prices.  Architected from the ground up to be direct, fully digital, highly automated and constantly learning, our technology allows us to target, convert and serve customers more efficiently than the typical incumbent. This structural cost advantage is especially pronounced in entry-level renters insurance, where operational costs for incumbents can eclipse claims cost as a percentage of premiums.

Grow with our Customers

          Unlike many other products or services, the need for insurance grows in line with the wealth of its customers, as asset accumulation over time naturally translates into higher insurance spend. According to the Federal Reserve, the median net worth of an American under the age of 35 is about $11,000. By their 40s and 50s, their net worth has grown by 10 to 15 times, and that growth peaks at 25 times after the age of 75.

          This progression is reflected in our current book of business. As of May 31, 2019, the average age of a Lemonade customer with an entry level $60 a year policy — corresponding to $10,000 of possessions — is around 30 years old. This climbs towards 40 for customers with policies of about $600, and among the handful of customers paying approximately $6,000 a year, the median age is around 55 years old.

          We have historically spent less than $1 in customer acquisition costs, on average, for every $1 of recurring revenue. Given our participatory economic model, we believe that the lifetime value of our customers is significantly higher than our cost of acquiring them, and our ability to acquire them earlier, at a stage that incumbents struggle to, should pay dividends for decades to come.

Capitalize on our Closed-loop System

          We operate our own full-stack property and casualty ("P&C") insurance carriers in both the United States and the European Union, built on top of a unified, proprietary, state-of-the-art technology platform. This vertical integration not only affords us an advantage in cost and speed, but creates a system that learns as it goes, extending these advantages with every rotation of the flywheel.

          Our digital platform delights consumers, fueling rapid growth, which spawns highly predictive data, that our machine learning crunches to make our platform even better at evaluating risk and delighting consumers, fueling further growth ... and so on.

Our Business Model

          At the foundation of our business model is a direct, digital, customer-centric experience that delivers rapid growth and strong retention. Our customer centricity runs deep, and our underlying economic model is designed to align interests between us and our customers. This technology-first customer acquisition and retention strategy, combined with our unconflicted economic model, results in a highly attractive financial model based on:

  •
  Leveraging technology in everything we do.  Our digital substrate enables us to integrate marketing and onboarding with underwriting and claims processing, collecting and deploying data throughout, to constantly drive efficient customer acquisition, enhance the experience and mitigate risk.

  •
  Alignment of our interests with those of our customers.  We encourage good behavior and build a long-term relationship based on mutual trust by decoupling our financial incentives from variability in claims. In our model, we do not have an incentive to deny legitimate claims (as we strive to Giveback, rather than pocket, leftover monies), the volatility of which is managed by reinsurance. As a result, we believe customers are less inclined to embellish claims as they would be hurting a nonprofit they care about, rather than an insurance company they do not.

  •
  Strong retention rates and a subscription-based model.  The resulting highly-recurring revenue streams ensure stability in our topline results, while our flat-fee model, in turn, eliminates the bottom-line volatility inherent in traditional insurance companies.

Our Technology

Data Advantage

          Our proprietary and entirely integrated technology stack is a key enabler of our strategy and business model. Interactions with our customers across our platform generate a trove of data, which in turn improves interactions with our customers across our platform:

  •
  AI Maya:  Our onboarding and customer experience bot sells 100% of our policies, handles everything from collecting information and personalizing coverage to creating quotes and facilitating payments.

  •
  AI Jim:  Our claims bot handles the first step in the process over 97% of the time, and in approximately a third of cases can run with the entire claim through resolution.

  •
  CX.AI:  Our artificial intelligence and bot platform is built to understand and instantly resolve customer requests without human intervention.

  •
  Blender:  Our insurance management platform facilitates robust collaboration among our customer experience, underwriting, claims, growth, marketing, finance and risk teams.

  •
  Cooper:  Our automation bot handles complex and repetitive internal tasks to drive efficiency across our organization.

Growth Opportunities

          Key drivers of our growth opportunities include:

  •
  Acquiring more customers.  We believe we can capitalize on the large and growing underserved market of first-time insurance buyers.

  •
  Growing with our existing customer base.  As our customers move up the economic ladder, their coverage needs typically expand substantially, enabling us to increase revenue per customer.

  •
  Launching new products.  Our customers' lifecycle events trigger the need for additional insurance products that we expect to provide in the future.

  •
  Expanding into new geographies.  Our scalable digital operation, and universal value proposition, allows us to quickly launch and gain share in new markets.

Our Product Offerings

Renters and Homeowners Insurance

          We currently offer our products to renters and homeowners in the United States. The insurance we offer covers stolen or damaged property, and also covers personal liability, which protects our customers if they are responsible for an accident or damage to another person or their property. In a number of states, we also offer landlord insurance policies to condo-owners and co-op owners who rent out their property less than five times a year, to protect their real and personal properties. We are currently licensed to conduct our insurance business in 34 states of the United States and operate in 24 of those states.

Giveback Feature

          The Giveback is our unique feature, whereby each year we aim to donate leftover money to causes our customers care about. After our customers purchase a policy, we ask them to designate a charitable cause for us to support with the residual premium from their policy (the "Giveback").

Risks Associated with Our Business

          There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled "Risk Factors" following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

  •
  we have a history of losses and we may not achieve or maintain profitability in the future;

  •
  our success and our ability to grow our business depends on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results and financial condition could be harmed;

  •
  the "Lemonade" brand may not become as widely known as incumbents' brands or the brand may become tarnished;

  •
  denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects;

  •
  our future revenue growth and prospects depend on attaining greater value from each user;

  •
  the novelty of our business model makes its efficacy unpredictable and susceptible to unintended consequences;

  •
  we could be forced to modify or eliminate our Giveback, which could undermine our business model and have a material adverse effect on our results of operations and financial condition;

  •
  our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model and our future prospects;

  •
  we may not be able to manage our growth effectively;

  •
  intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain or increase profitability;

  •
  reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition; and

  •
  we are subject to extensive insurance industry regulation, and any failure to comply in full or in part with regulatory requirements could result in fines, revocation of our license to operate in one or more jurisdictions or other penalties, any one of which could have a material adverse effect on our financial condition and result of operations. Existing regulations, or their interpretation or application, could change or new regulations could be adopted, any of which could require us to incur additional costs or devote additional resources to compliance.

Implications of Being an Emerging Growth Company

          As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the "PCAOB") regarding mandatory audit firm rotation or required to deliver a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  •
  we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes"; and

  •
  we are not required to disclose certain executive compensation related items, such as the pay ratio between the chief executive officer's compensation to the median employee compensation, calculated in accordance with the applicable proxy rules.

          We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a "large accelerated filer," which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

          Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

          For risks related to our status as an emerging growth company, see "Risk Factors — Risks Relating to Ownership of Our Class A Common Stock — Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our Class A common stock less attractive to investors."

Public Benefit Corporation

          As a demonstration of our long-term commitment to make insurance a public good, we are incorporated in Delaware as a public benefit corporation. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct and the specific public benefit or public benefits identified in the public benefit corporation's certificate of incorporation. See "Description of Capital Stock — Public Benefit Corporation Status."

          Our public benefit, as provided in our certificate of incorporation, is to harness novel business models, technologies and private-nonprofit partnerships to deliver insurance products where charitable giving is a core feature, for the benefit of communities and their common causes.

Certified B Corp

          While not required by Delaware law or the terms of our certificate of incorporation, we have been designated as a "Certified B Corp"TM. The term "Certified B Corp" does not refer to a particular form of legal entity, but instead refers to companies that are certified by B Lab, an independent nonprofit organization, for meeting rigorous standards of social and environmental performance, accountability and transparency. See "Business — Certified B Corp Status."

Channels for Disclosure of Information

          Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.lemonade.com), press releases, public conference calls and public webcasts.

          Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

          Lemonade, Inc. (formerly Lemonade Group, Inc.), the registrant and the issuer of the Class A common stock being sold in this offering, was incorporated as a Delaware corporation on June 17, 2015. Our corporate headquarters is located at 5 Crosby Street, 3rd Floor, New York, New York 10013. Our telephone number is (844) 733-8666.

          Lemonade, Inc. is a public benefit corporation organized under Delaware law. It provides certain personnel, facilities and services to each of its subsidiaries (together with Lemonade, Inc., the "group"), all of which are 100% owned, directly or indirectly, by Lemonade, Inc. The group consists of the following entities, which support Lemonade, Inc.'s U.S. and E.U. operations: (1) Lemonade Insurance Company, an insurance corporation organized under New York law; (2) Lemonade Insurance Agency, LLC, a limited liability company organized under New York law; (3) Lemonade Ltd., a company organized under the laws of Israel; and (4) Lemonade B.V., a Netherlands private limited liability company.

          Our principal website address is www.lemonade.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

          This prospectus includes trademarks and service marks owned by us. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

 The Offering

Class A common stock offered by us	shares
Underwriters' option to purchase additional shares of Class A common stock

The underwriters have an option to purchase up to              additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Class B common stock to be outstanding after this offering	shares
Class A common stock and Class B common stock to be outstanding after this offering	shares
Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

See "Use of Proceeds."
Voting rights

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation (the "Amended Charter"). Each share of Class A common stock will entitle its holder to one vote per share on all such matters. Each share of Class B common stock will entitle its holder to             votes per share on all matters presented to our stockholders for their vote or approval. See "Description of Capital Stock."

Concentration of ownership

The holders of our outstanding Class B common stock will hold approximately         % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See "Principal Stockholders" and "Description of Capital Stock."

Dividend policy	We do not expect to pay any dividends on our Class A common stock for the foreseeable future. See "Dividend Policy."
Proposed listing symbol	" ."
Risk factors

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.

          The number of shares of our Class A and Class B common stock that will be outstanding immediately after this offering is based on             shares of our Class A common stock outstanding and             shares of our Class B common stock outstanding as of                          , 2019, and reflects:

  •
               shares of preferred stock that will automatically convert into shares of Class A common stock in connection with the completion of this offering pursuant to the terms of our Amended Charter (the "Preferred Stock Conversion");

  •
               shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class B Exchange (as defined below); and

  •
               shares of our Class B common stock, which number of shares includes             shares of our Class A common stock held by our Co-Founders as of                          , 2019, which shares will be exchanged for an equivalent number of shares of our Class B common stock in connection with the completion of this offering pursuant to the terms of certain exchange agreements (the "Class B Exchange").

          The number of shares of our Class A common stock to be outstanding after this offering excludes:

  •
               shares of Class A common stock issuable upon the exercise of options outstanding under our 2015 Incentive Share Option Plan (the "2015 Plan") as of                          , 2019, at a weighted average exercise price of $             per share;

  •
  619,024 restricted shares of Class A common stock sold to certain of our executive officers pursuant to stock purchase agreements; and

  •
               shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan (the "2019 Plan").

          On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under the 2015 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2019 Plan, and we will cease granting awards under the 2015 Plan. Our 2019 Plan also provides for automatic annual increases in the number of shares reserved thereunder. See "Executive Compensation — Equity Compensation" for additional information.

          Unless otherwise indicated, all information contained in this prospectus assumes:

  •
  the Preferred Stock Conversion;

  •
  the filing and effectiveness of our Amended Charter in Delaware and the effectiveness of our amended and restated bylaws (our "Amended Bylaws"), which will effect the reclassification of all outstanding shares of our common stock into Class A common stock;

  •
  the Class B Exchange;

  •
  no exercise of outstanding stock options under the 2015 Plan subsequent to                          , 2019;

  •
  an initial public offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  •
  no exercise of the underwriters' option to purchase additional shares of our Class A common stock.

Summary Consolidated Financial Data

          The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

          The following summary consolidated financial and other data should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,

	2017	2018

	($ in millions, except per share data)
Revenue
Net earned premium	$2.3	$21.2
Net investment income	0.1	1.3

Total revenue	2.4	22.5
Expense
Loss and loss adjustment expense, net	1.7	15.2
Other insurance expense	1.8	4.2
Sales and marketing	12.7	41.9
Technology development	2.3	4.7
General and administrative	11.9	9.1

Total expense	30.4	75.1

Loss before income taxes	(28.0)	(52.6)
Income tax expense	0.1	0.3

Net loss	$(28.1)	$(52.9)

Per Share Data
Net loss per share attributable to common stockholders — basic and diluted	$(2.58)	$(4.84)
Weighted average common shares outstanding — basic and diluted	10,887,059	10,931,776
Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)		$(1.57)
Pro forma weighted average common shares outstanding — basic and diluted (unaudited)		33,656,621

	As of December 31, 2018

	Actual		Pro Forma(1)		Pro Forma As Adjusted(2)(3)

			(in millions)
Consolidated Balance Sheet Data
Total investments	$9.2	$		$
Cash, cash equivalents and restricted cash	102.4
Total assets	153.8
Total liabilities	52.1
Convertible preferred stock	180.8
Total stockholders' deficit	(79.1)

(1)
The pro forma consolidated balance sheet data as of December 31, 2018 presents our consolidated balance sheet data to give effect to (i) the Preferred Stock Conversion, as if the Preferred Stock Conversion had occurred on December 31, 2018, (ii) the filing and effectiveness of our Amended Charter in Delaware and (iii) the Class B Exchange, as if the Class B Exchange had occurred on December 31, 2018.

(2)
The pro forma as adjusted consolidated balance sheet data reflects the items described in footnote (1) above and gives effect to our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering by this prospectus at an assumed initial public offering price of $             per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash and cash equivalents, total assets and total stockholders' equity by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
The pro forma as adjusted data discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

	Year ended December 31,

	2017	2018

	($ in millions, except Average Purchase Value)
Key Operating and Financial Metrics(1)
Number of Users (end of period)	79,530	311,648
Average purchase value (end of period)	$113	$145
Annual recurring revenue (end of period)	$9.0	$45.2
Operating revenue(2)	$2.3	$21.2
Adjusted EBITDA(2)	$(19.9)	$(51.7)
Adjusted gross profit	$0.6	$6.0
Adjusted gross margin	26%	28%
Gross loss ratio	161%	113%
Net loss ratio	74%	72%
Adjusted loss ratio	58%	60%

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics" for information on how we define and calculate these key operating metrics.

(2)
Operating revenue and Adjusted EBITDA are non-GAAP financial measures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures" for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

RISK FACTORS

          Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us or that we do not currently believe are material. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and we may not achieve or maintain profitability in the future.

          We have not been profitable since our inception in 2015 and had an accumulated deficit of $89.8 million as of December 31, 2018. We incurred net losses of $28.1 million and $52.9 million in the years ended December 31, 2017 and December 31, 2018, respectively. We expect to make significant investments to further develop and expand our business. In particular, we expect to continue to expend substantial financial and other resources on marketing and advertising as part of our strategy to increase our user base. The significant marketing and advertising expenses that we incur are expensed immediately while any revenues that they generate are recognized ratably over the 12-month term of each insurance policy that we write. This timing mismatch also increases our net loss. In addition, we expect to continue to increase our headcount significantly in the coming years. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that our net loss will increase in the near term as we continue to make such investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Moreover, if our revenue slows, we may not be able to reduce costs in a timely manner because many of our costs are fixed at least in the short term. In addition, if we reduce variable costs to respond to losses, this may limit our ability to sign up new customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our success and our ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results and financial condition could be harmed.

          We have experienced significant customer growth since we commenced operations; however, we may not be able to maintain this growth and our customer base could shrink over time.

          Our ability to attract new customers and retain existing customers depends, in large part, on our ability to continue to be perceived as providing delightful and superior insurance-buying and claims-filing customer experiences, competitive pricing and adequate insurance coverage. In order to maintain this perception, we may be required to incur significantly higher marketing expenses, costs related to improving our service, and lower margins in order to attract new customers and retain existing customers. If we fail to remain competitive on customer experience, pricing, and insurance coverage options, our ability to grow our business and generate revenue by attracting and retaining customers may be adversely affected.

          There are many factors that could negatively affect our ability to grow our customer base, including if:

  •
  we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising and other online sources for generating traffic to our website and our online app;

  •
  potential customers in a particular marketplace or generally do not meet our underwriting guidelines;

  •
  our competitors mimic our digital platform, causing current and potential customers to purchase their insurance products instead of our products;

  •
  our digital platform experiences disruptions or due to unfavorable shifts in customer perception of our chat-bots;

  •
  we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

  •
  we fail to expand geographically;

  •
  we fail to offer new and competitive products;

  •
  customers have difficulty installing, updating or otherwise accessing our app or website on mobile devices or web browsers as a result of actions by us or third parties;

  •
  technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

  •
  we are unable to address customer concerns regarding the content, privacy and security of our digital platform.

          Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, revenue, operating results and financial condition.

The "Lemonade" brand may not become as widely known as incumbents' brands or the brand may become tarnished.

          Many of our competitors have brands that are well recognized. As a relatively new entrant into the insurance market, we spend considerable money and other resources to create brand awareness and build our reputation. We may not be able to build brand awareness, and our efforts at building, maintain and enhancing our reputation could fail. Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.

          We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the efficacy of our artificial intelligence claims processing, the training and experience of our claims adjustors, including our third party claims administrators, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

          The speed by which our artificial intelligence technology allows us to process and pay claims is a differentiating factor for our business and an increase in the average time to process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

          If our claims adjustors and third party claims administrators are unable to effectively process our volume of non-automated claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our operating margins.

Our future revenue growth and prospects depend on attaining greater value from each user.

          Our future growth and prospects depend on our ability to increase the Average Purchase Value ("APV") of our users. For information about APV, see the discussion of APV in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Currently, the large majority of our users are renters. In order to increase our APV, we must increase the number of homeowners and the proportion of homeowners relative to renters. Our business model is premised on the expectation that a significant number of our users that are renters will continue to retain coverage with us as they move from being renters to homeowners. Currently, however, given our limited operating history, substantially all of our current homeowner users are new users who were not previously renters with us. The purchase of a home is a significant event in a person's life and we cannot provide assurances that we will succeed in retaining existing customers that are renters as they become homeowners. This may occur for a variety of factors. For example, at the time a renter purchases a home, he or she is exposed to a large number of service providers who have direct and personal access to that renter in a way that we do not. Those service providers may have, and share, their own views and preferences for homeowners insurance. Furthermore, given the expenditure involved in a home purchasing decision, differences in price between our insurance product and that of our competitors may appear less significant. In addition, there may even be a perception that a higher priced policy from a traditional brand name insurer may be of higher quality when coupled with the size and longevity of such traditional insurers. A failure to retain renters as they transition to homeowner status may materially adversely impact our future growth and prospects.

The novelty of our business model makes its efficacy unpredictable and susceptible to unintended consequences.

          Our business model is predicated on behavioral economics. Under our model, we retain a flat fee of 25% of the premiums we collect. We spend the remaining funds to pay claims, purchase reinsurance and maintain the requisite amount of statutory surplus for insurance claims and, if there are any remaining funds, we donate to nonprofit organizations as part of our Giveback. While we designed our business model to attract users, align our incentives with those users, discourage fraudulent claims and allow us to offer competitive pricing, our business model may not operate as intended over time and on a larger scale. For example:

  •
  Our commitment to charitable giving through our Giveback program may not align our interests with those of our customers to the extent anticipated. Moreover, our commitment to charitable giving may not resonate with our existing customers or may fail to attract new customers.

  •
  The amount contributed to nonprofits may be viewed as insufficient by existing or new customers. Furthermore, there may be insufficient money remaining after paying claims to make charitable contributions.

  •
  We believe that allocating 60% of each policy is sufficient to cover potential claims that will be paid out under those policies. We have entered into reinsurance arrangements with leading reinsurers to absorb any losses over the 60% threshold. See "Business — Our Vertically-Integrated Platform — Reinsurance." False claims could cause reinsurers to charge higher rates, refuse to provide reinsurance or provide reinsurance on less favorable terms. While we have implemented control procedures to detect false claims, such procedures may not prevent such claims from being filed or prevent a sufficient number of them from being paid out.

          The failure of our business model to function as intended could materially and adversely impact our financial condition and results of operations.

We could be forced to modify or eliminate our Giveback, which could undermine our business model and have a material adverse effect on our results of operations and financial condition.

          Our Giveback is a cornerstone of our business model that, when coupled with our flat 25% fee, works to align our interests with those of our customers, which we believe builds trust, minimizes fraud and keeps our costs down. If a state or federal authority were to find that the Giveback was a rebate rather than a charitable contribution, or impermissible on other grounds, we may not be able to donate the residual value of our customers' premiums to nonprofits in certain, or any, of the states in which we operate. If even one state regulator were to disallow the Giveback, it could force us to abandon the Giveback in part or entirely, either of which could undermine the behavioral economics foundation on which our business model is based, which in turn could materially and adversely affect our brand, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model and our future prospects.

          We launched our business to sell renters and homeowners insurance in late 2016 and have a limited operating history. Due to our limited operating history and the rapid growth we have experienced since we began operations, our operating results are hard to predict, and our historical results may not be indicative of, or comparable to, our future results. In addition, we have limited data to validate key aspects of our business model. For example, our user base is made up primarily of renters and we have very few instances of those renters becoming homeowners, a key element of our business model. It is also difficult for us to track that data. We cannot provide any assurance that the data that we collect will provide useful measures for evaluating our business model. Our inability to adequately assess our performance and growth could have a material adverse effect on our brand, business, financial condition and results of operations.

We may not be able to manage our growth effectively.

          Our revenue grew from $2.4 million for the year ended December 31, 2017 to $22.5 million for the year ended December 31, 2018. Our total employees grew from 62 as of December 31, 2017 to 117 as of December 31, 2018. In addition, during that period we expanded from offering insurance in eight states to offering it in 21 states. Our rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to enhance our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the insurance-buying experience for the customer. If we cannot manage our growth effectively to maintain the quality and efficiency of our customers' insurance-buying experience, as well as their experience as ongoing customers, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.

Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain or increase profitability.

          The renters and homeowners insurance market is highly competitive with carriers competing through product coverage, reputation, financial strength, advertising, price, customer service and distribution.

          While we face limited direct competition from traditional insurance companies for first-time renters, we face significant competition from traditional insurance companies for homeowners. Competitors include companies such as Allstate, Farmers, Geico, Liberty Mutual, State Farm and Travelers. These companies are larger than us and have significant competitive advantages over us, including increased name recognition, higher financial ratings, greater resources and additional access to capital and offer more types of insurance coverage, such as auto, health and life, than we currently do. Our future growth will depend in large part on our ability to grow our homeowners insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase renters, homeowners and multiple other types of insurance coverage and "bundle" them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices.

          We currently face competition by technology companies in the markets in which we operate. There are various technology companies that have recently started operating in adjacent insurance categories that may in the future offer renters and homeowners insurance products. Technology companies may in the future begin operating and offering products at better and more competitive pricing than us, which could cause our results of operations and financial condition to be materially and adversely affected. In addition, traditional insurance companies may seek to adapt their businesses to sell insurance and process claims using technology similar to ours. Given their size, resources and other competitive advantages, they may be able to erode any market advantage we may currently have over them.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

          Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. Our insurance subsidiary, Lemonade Insurance Company, obtains reinsurance to help manage its exposure to property and casualty insurance risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our insurance subsidiary to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, or that the reinsurers will not pay in a timely fashion. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.

          Our primary Reinsurance Contract has a three-year term ending on July 1, 2020. See "Business — Our Vertically-Integrated Platform — Reinsurance." Each reinsurer's share in the interest and liabilities related to the Reinsurance Contract varies, and the reinsurers are severally, but not jointly, liable under the contract. For the contract years beginning July 1, 2018 and 2019, the Reinsurance Contract provides that the reinsurers are liable up to 125% of actual gross net earned premium, subject, in the case of the contract year beginning July 1, 2018, to a maximum of $105 million and, in the case of the contract year beginning July 1, 2019, a maximum of $190 million. Caps for prior contract years were not exhausted based on actual results reported to date.

          We may change the structure of our reinsurance arrangement in the future, which may impact our overall risk profile and financial and capital condition. We may be unable to negotiate a new reinsurance contract to provide continuous coverage or negotiate reinsurance on the same terms and rates as are currently available, as such availability depends in part on factors outside of our control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital requirements, impact the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance, extend our expiring reinsurance contract or purchase new reinsurance protection in amounts that we consider sufficient at acceptable prices, we would have to either accept an increase in our exposure, reduce our insurance writings or develop or seek other alternatives.

          The unavailability of acceptable reinsurance protection would have an adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternately, we could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in some cases subject to approval by state regulators, to offset this additional cost. Moreover, if adequate reinsurance cannot be obtained or maintained at reasonable rates, we may be unable to make contributions to the nonprofit organizations selected by our customers as part of our Giveback, which could erode customer trust, damage our brand, and have a material adverse effect on our financial condition and results of operations.

Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiary to maintain regulatory authority to conduct our business.

          We must have sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The National Association of Insurance Commissioners ("NAIC") has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that many states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurers, including property-casualty insurers, that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Moreover, as a new entrant to the insurance industry, we may face additional capital requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of our insurance subsidiary to maintain regulatory authority to conduct its business. See "Regulation — Risk-Based Capital."

If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.

          Our ability to attract and retain customers and therefore increase our revenue depends on our ability to successfully expand our product offerings. While we have historically concentrated our efforts exclusively on the renters and homeowners insurance market, we may choose to enter into additional vertical markets, such as auto and life insurance, in order to achieve our long-term growth goals. Our success in the renters and homeowners insurance market depends on our deep understanding of this industry. To penetrate new vertical markets, we will need to develop a similar understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, insurance regulation could limit our ability to introduce new product offerings. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate and our business, results of operations and financial condition could be materially and adversely affected.

Our proprietary artificial intelligence algorithms may not operate properly or as we expect them to, which could cause us to write policies we should not write, price those policies inappropriately or overpay claims that are made by our customers. Moreover, our proprietary artificial intelligence algorithms may lead to unintentional bias and discrimination.

          We utilize the data gathered from the insurance application process to determine whether or not to write a particular policy and, if so, how to price that particular policy. Similarly, we use proprietary artificial intelligence algorithms to process many of our claims. The data that we gather through our interactions with our customers is evaluated and curated by proprietary artificial intelligence algorithms. The continuous development, maintenance and operation of our deep-learned backend data analytics engine is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors, for example, with new capabilities incorporating artificial intelligence. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly. If our data analytics do not function reliably, we may incorrectly price insurance products for our customers or incorrectly pay or deny claims made by our customers. Either of these situations could result in customer dissatisfaction with us, which could cause customers to cancel their insurance policies with us, cause prospective customers from obtaining new insurance policies or cause us to underprice policies or overpay claims. Additionally, our proprietary artificial intelligence algorithms may lead to unintentional bias and discrimination in the underwriting process, which could subject us to legal or regulatory liability. Any of these eventualities could result in a material and adverse effect on our business, results of operations and financial condition.

Regulators may limit our ability to develop or implement our proprietary artificial intelligence algorithms and/or may eliminate or restrict the confidentiality of our proprietary technology, which could have a material adverse effect on our financial condition and results of operations.

          Our future success depends on our ability to continue to develop and implement our proprietary artificial intelligence algorithms, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations and financial condition.

New legislation may affect our ability to use bots to communicate with our customers, which could have a material adverse effect on our business model, financial condition and results of operations.

          California recently adopted a statute, effective July 2019, making it unlawful for any person to use a bot to communicate with another person in California online with the intent to mislead the other person about its artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase of goods or services in a commercial transaction. The statute provides that a person using a bot will not be liable under the statute if the person discloses that it is a bot. If deemed to apply to our business, this statute could force us to disclose to our customers in California or nationwide that they are interacting with bots on our app and website. Such disclosure could undermine our relationship with our customers, engender distrust or make us less appealing. If in response to this legislation or similar legislation adopted by other states, we were to modify, curtail or replace our bot technology in California or elsewhere, our brand and business model could be materially and adversely affected.

We rely on artificial intelligence and our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes, and any legal or regulatory requirements that restrict our ability to collect this data could thus materially and adversely affect our business, financial condition, results of operations and prospects.

          We use artificial intelligence and our digital platform to collect data points that we evaluate in pricing and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. If federal, state or international regulators were to determine that the type of data we collect, the process we use for collecting this data or how we use it unfairly discriminates against some groups of people, laws and regulations could be interpreted or implemented to prohibit or restrict our collection or use of this data.

          On January 18, 2019, the New York Department of Financial Services ("NYDFS") issued a circular letter to insurers operating in New York expressing concerns about the use of external data sources, algorithms and/or predictive models in insurance underwriting or rating. Specifically, the letter raises concerns about the potential for unfair discrimination and lack of consumer transparency associated with the use of external consumer data. The letter further imposes substantive requirements on insurers authorized to write life insurance in New York using external data sources. Among other things, the letter requires life insurers to independently confirm that the sources of external data do not collect or utilize prohibited criteria. In addition, life insurers must not use external data sources unless they can establish that the use of such data is not unfairly discriminatory. While the applicability of these substantive requirements is limited to life insurance underwriting, the NYDFS may expand such requirements to other insurance activities. Other state regulators may also issue regulations or pass legislation imposing similar requirements on insurance activities. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity of our pricing and underwriting processes. A determination by federal or state regulators that the data points we collect and the process we use for collecting this data unfairly discriminates against some groups of people could also subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our artificial intelligence and automation-driven operations, these policies and procedures may prove inadequate to manage our use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.

We depend on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to our website and our online app, which may be affected by third-party interference beyond our control and as we grow our customer acquisition costs will continue to rise.

          Our success depends on our ability to attract consumers to our website and our online app and convert them into customers in a cost-effective manner. We depend, in large part, on search engines, social media platforms, digital app stores, content-based online advertising and other online sources for traffic to our website and our online app.

          With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and, free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

          Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website and our online app were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website and our online app, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers' use of ad-blocking software, our business and operating results could suffer.

          Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, insurance brokerage and distribution regulation may limit our ability to rely on key distribution platforms, such as the Lemonade API, if the third party distribution platforms are unable to continue to distribute our insurance products pursuant to insurance law and regulations.

          The marketing of our insurance products depends on our ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with digital app stores, in particular, those operated by Google and Apple. As we grow, we may struggle to maintain cost-effective marketing strategies, and our customer acquisition costs could rise substantially. Furthermore, because many of our customers access our insurance products through an online app, we depend upon the Apple App Store and the Google Play Store to distribute our online app. Both Apple and Google have broad discretion to change their respective terms and conditions applicable to the distribution of our online app, including those relating to the amount of (and requirement to pay) certain fees associated with purchases facilitated by Apple and Google through our online app, to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our ability to distribute online app through their stores, the features we provide and the manner in which we market in-app products. We cannot assure you that Apple or Google will not limit, eliminate or otherwise interfere with the distribution of our online app, the features we provide and the manner in which we market our online app. To the extent either or both of them do so, our business, results of operations and financial condition could be adversely affected.

          We also attract customers through our relationships with certain business development partners. If our business development partners were to charge higher rates or decide to terminate their relationships with us, our ability to attract customers could be materially impaired.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

          To the extent that our present capital (including the funds generated by this offering) is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, the availability of reinsurance, as well as market disruptions and other developments.

          Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through equity issuances. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. In addition, the NYDFS and other regulatory bodies may not permit additional equity issuances or other forms of financing that we may wish to pursue. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

          If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our Class A common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

          If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

Interruptions or delays in the services provided by our sole provider of third-party data centers or our Internet service providers could impair the operability of our website and our online app and may cause our business to suffer.

          We currently offer our products through our website and online app using Amazon Web Services ("AWS") data centers, a provider of cloud infrastructure services. We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, or prevent us from being able to continuously back up and record data. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting our website or online app for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our website and online app. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.

          AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. In some cases, AWS may terminate the agreement for cause upon 30 days' notice. Termination of the AWS agreement may harm our ability to access data centers we need to host our website and online app or to do so on terms as favorable as those we have with AWS.

          As we continue to expand the number of customers to whom we provide our products and services, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of AWS data centers or third-party Internet service providers to meet our capacity requirements could result in interruptions or delays in access to our website or online app or impede our ability to scale our operations. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of Internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our website or online app as well as delays and additional expense in arranging new facilities and services, which could harm our business, results of operations, and financial condition.

Security incidents or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, result in loss of personal customer information, damage our reputation and brand, and harm our business and operating results.

          Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website and online app may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or online app shutdowns, or could cause loss of critical data or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

          If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or our online app or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website or our online app, or stop using our website or our online app entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers' information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies could create the perception among our customers or potential customers that our digital platform is not safe to use.

          A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation, impair our ability to operate, retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

We have not yet undergone a full scope examination by our primary state insurance regulator and will undergo our first financial condition examination in 2019 which could result in adverse examination findings and necessitate remedial actions.

          As a New York State-domiciled insurance company, our primary insurance regulator responsible for our supervision and examination is the NYDFS. Periodically, the NYDFS performs examinations of insurance companies under its jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. While we were examined pursuant to our initial insurance licensing process, we have not yet undergone a full scope insurance examination. On December 21, 2018, the NYDFS notified us of our first examination scheduled for September 2019. This examination will provide the NYDFS a significant opportunity to review and scrutinize our business. If, as a result of this examination, the NYDFS were to determine that our financial condition, capital resources, or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, the NYDFS may require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action. We cannot predict with precision the likelihood, nature or extent of any necessary remedial actions, if any, resulting from this examination, or the associated costs of such remedial actions or regulatory scrutiny. Any regulatory or enforcement action against us resulting from this examination could have a material adverse effect on our business, reputation, financial condition or results of operations.

We collect, process, store, share, disclose and use customer information and other data, and our actual or perceived failure to protect such information and data, respect customers' privacy or comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

          Use of technology to offer insurance products involves the storage and transmission of information, including personal information, in relation to our staff, contractors, business partners and current, past or potential customers. Security breaches, including by hackers or insiders, could expose confidential information, which could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. For example, unauthorized parties could steal or access our users' names, email addresses, physical addresses, phone numbers and other information that we collect when providing insurance quotes, and credit card or other payment information if a customer agrees to purchase insurance coverage from us. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers' information. Any of these incidents could result in an investigation by a competent regulator, resulting in a fine or penalty, or an order to implement specific compliance measures. It could also trigger claims by affected third parties. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of personal information.

          Any or all of the issues above could adversely affect our ability to attract new customers or retain existing customers, or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, resulting in a material adverse effect to our business, results of operations and financial condition.

          There are numerous existing and proposed federal, state and local laws in the United States and around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using, cross-border transfer, and the protection of personal information and other data. The scope of these existing and proposed laws are changing, subject to differing interpretations, may be costly to comply with, and may be inconsistent between countries and jurisdictions or conflict with other rules. These laws include the California Consumer Privacy Act of 2018 (the "CCPA"), which becomes effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides civil penalties for violations, as well as a private right of action and statutory damages for data breaches that are expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. As we expand into Europe, we may also face particular privacy, data security, and data protection risks in connection with requirements of the E.U. General Data Protection Regulation and other e-privacy regulations.

          Any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data (including by way of our algorithms). In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws and the GDPR, and the risk of litigation and regulatory enforcement actions. In addition, a number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically, including those imposed by the NYDFS. See "Regulation."

          Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection (in particular those that impact the use of artificial intelligence) and cross-border transfers of customer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business and operating results.

We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

          Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

          Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

We may be subject to compliance obligations arising from medical information privacy regulations.

          By processing certain personal injury data on behalf of our clients, we may be subject to specific compliance obligations under privacy and data security-related laws specific to the protection of healthcare information. Although we may be subject to the Health Insurance Portability and Accountability Act ("HIPAA"), the Health Information Technology for Economic and Clinical Health Act (the "HITECH Act"), and related state laws, we do not have a process in place to assess or align our privacy and security practices specifically against requirements for protecting medical information.

We may face particular privacy, data security, and data protection risks as we expand into Europe in connection with the E.U. General Data Protection Regulation and other e-privacy regulations.

          With respect to the offering of products or services to individuals in the European Union, we are required to comply with the requirements of the General Data Protection Regulation (E.U.) 2016/679 (the "GDPR") in relation to processing the personal information of those individuals. The GDPR could also apply to our business if we were to monitor the activities of individuals in the EU. The GDPR increases the maximum level of fines for the most serious compliance failures to the greater of four per cent of annual worldwide turnover or €20,000,000. We may also be subject to the local privacy and data protection laws of the E.U. Member States in which we offer products or services, which can carry penalties up to, and including, potential criminal sanctions.

          The regulatory requirements and restrictions include, among others, the following:

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  The GDPR imposes a number of principles with respect to the processing of personal information, including requirements to process personal data lawfully, fairly, and in a transparent manner, to only process personal data only to the extent necessary for the purposes required, maintain accuracy of personal data, limit retention of personal data for no longer than is necessary, and maintain appropriate security against unauthorized processing or accidental loss, destruction, or damage. We are implementing external and internal policies and procedures, technical measures and internal training designed to adhere to those principles.

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  In relation to the transparency principle, the GDPR requires us to provide individuals in the European Union whose personal information we process ("data subjects") with certain information regarding the processing of their personal information by us, and we have an E.U. privacy policy, which can be found at http://www.lemonade.com/de/en/privacy-policy.

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  The GDPR requires us to maintain internal records of our processing activities and to make those records available to regulators on demand.

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  The GDPR requires us to include certain mandatory terms in our agreements with third parties that process personal information subject to the GDPR on our behalf ("Processors") and we are in the process of entering into compliant data processing terms with each of our Processors.

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  The GDPR imposes restrictions on the export of personal information to outside the European Union to the extent any personal information relating to an individual in the European Union is exported outside the European Union; we are implementing suitable terms for such export as required by the GDPR.

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  The GDPR grants data subjects certain rights, including the right to object to the processing of their personal information by us, to request copies of their personal information from us, to receive information regarding the processing of their personal data and to exercise certain other rights against us and our Processors in respect of their personal data, and we are implementing internal policies and procedures designed to address those rights.

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  The GDPR prohibits automated decision making, i.e. a decision evaluating a data subject's personal aspects based solely on automated processing that produces legal effects or other significant effects for that data subject, except where such decision making is necessary for entering into or performing a contract or is based on the data subject's explicit consent.

    There is not yet any clear precedent as to whether use of artificial intelligence to make offers to individuals will be considered necessary even though it is integral to our business model. If our automated decision making processes cannot meet this necessity threshold, we cannot use these processes with E.U. data subjects unless we obtain their explicit consent. Relying on consent to conduct this type of processing holds its own risks because consent must be considered freely given (commentators argue that seeking consent by tying it to a service may be problematic) and consent can be withdrawn by a data subject at any time. We are continually monitoring for updates to guidance in this area, however, if subsequent guidance and/or decisions limit our ability to use our artificial intelligence models, that may decrease our operational efficiency and result in an increase to the costs of operating our business. Automated decision making also attracts a higher regulatory burden under the GDPR, which requires the existence of such automated decision making be disclosed to the data subject including a meaningful explanation of the logic used in such decision making, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision.

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  The GDPR also places limits on the profiling of individuals, i.e. processing of personal data to evaluate certain personal aspects, like analyzing or predicting aspects of a person's economic situation, health, personal preferences, location, etc. There is a lack of clarity on when we can rely on consent from the data subject to conduct profiling, or when we can rely on our legitimate business interests to do so. In the latter case, it is unclear what kind of opt-out mechanism would be required to achieve GDPR compliance. We are continually monitoring for updates to guidance in this area, however, if subsequent guidance and/or decisions limit our ability to engage in profiling, that may decrease our operational efficiency and result in an increase to the costs of operating our business.

          In respect of these measures, we rely on positions and interpretations of the law that have yet to be fully tested before the relevant courts and regulators. If a regulator or court of competent jurisdiction determined that one or more of our compliance efforts does not satisfy the applicable requirements of the GDPR, or if any party brought a claim in this regard, there could be potential governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and that could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. Additionally, if third parties with whom we work were to violate their obligations under the GDPR, and/or under their agreements with us, such violation could potentially have an adverse impact on our business.

          In addition, Directive 2002/58/EC (as amended by Directive 2009/136/EC) (together, the "e-Privacy Directive") governs, among other things, the use of cookies and the sending of electronic direct marketing within the European Union and, as such, will apply to our marketing activities within the European Union. The ePrivacy Directive will be replaced by an E.U. regulation known as the ePrivacy Regulation, which is still under development and is expected to replace current national laws that implement the ePrivacy Directive. The draft ePrivacy Regulation retains the GDPR's additional consent conditions and also imposes strict opt-in marketing rules on direct marketing that is "presented" on a web page rather than sent by email, alters rules on third party cookies and similar technology and significantly increases penalties for breach of the rules. As the text of the ePrivacy Regulation is still under development and currently in draft form, and as further guidance is issued and interpretation of both the ePrivacy Regulation and the GDPR develop, it is difficult to assess the impact of the ePrivacy Regulation on our business or operations, but it may require us to modify our data practices and policies and we could incur substantial costs as a result. Further regulation and interpretation of existing regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing and it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition and operating results.

          Any significant change to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding the use of personal information, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business.

          It is likely that the UK's departure from the European Union ("Brexit") will have some impact on cross-border transfers between the European Union and the United Kingdom. We do not have an establishment in the UK, and the UK has implemented measures to largely mirror the GDPR in its domestic law following Brexit, which may limit the impact of Brexit on our European data protection compliance obligations. However, given the uncertainties surrounding Brexit, it remains possible that the outcome could result in adverse consequences to our business, including making it more difficult to transfer personal information internationally.

          We may find it necessary or advantageous to join industry bodies, or self-regulatory organizations, that impose stricter compliance requirements than those set out in applicable laws, including the GDPR. We may also be bound by contractual restrictions that prevent us from participating in data processing activities that would otherwise be permissible under applicable laws, including the GDPR. Such strategic choices may impact our ability to exploit data, and may have an adverse impact on our business.

We may be unable to prevent or address the misappropriation of our data.

          From time to time, third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or online apps may misappropriate data and attempt to imitate our brand or the functionality of our website or our online app. If we become aware of such websites or online apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or online apps in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites or online apps operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites or online apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or online apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We rely on the experience and expertise of our Co-Founders, senior management team, high-specialized insurance experts, key technical employees and other highly skilled personnel.

          Our success depends upon the continued service of our Co-Founders, Daniel Schreiber and Shai Wininger, and senior management team, highly-specialized insurance experts and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Each of our Co-Founders, executive officers, specialized insurance experts, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of either of our Co-Founders or any other member of our senior management team, specialized insurance experts or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation.

          Furthermore, several members of our management team were hired recently. If we are not able to integrate these new team members or if they do not perform adequately, our business may be harmed.

          We face significant competition for personnel, particularly in New York, where our headquarters is located and in Tel Aviv, where many of our technical employees are located. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs, or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which in turn could have an adverse effect on our business, results of operations and financial condition.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

          Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, Lemonade Insurance Agency, LLC could be found liable, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain agents errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

Political, economic and military conditions in Israel could negatively impact our operations.

          Our Co-Founders and some of our product development staff, help desk and online sales support operations are located in Israel. As of March 31, 2019, we had 64 full-time employees in

Israel. Although we do not currently sell our insurance products in Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, Hamas (an Islamist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Moreover, there have been increased efforts by organizations and movements to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Any hostilities involving Israel could adversely affect our operations and results of operations. Specifically, our operations could be disrupted by the obligations of our personnel to perform military service. Many of our employees based in Israel may be called upon to perform military reserve duty and, in emergency circumstances, may be called to immediate and unlimited active duty. If this were to occur, our operations could be disrupted by the absence of a significant number of employees, which could materially adversely affect our business and results of operations.

          Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary to meet our business partners face to face. Further, shifting economic and political conditions in the United States and in other countries may result in changes in how the United States and other countries conduct business and other relations with Israel, which may have an adverse impact on our Israeli operations and a material adverse impact on our business.

          Our commercial insurance may not cover losses that could occur as a result of events associated with the security situation in the Middle East. Any losses or damages incurred by us could have a material adverse effect on our business. Armed conflicts or political instability in the region could negatively affect our business and could harm our results of operations.

          Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our Class A common stock. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

We may become subject to claims under Israeli law for remuneration or royalties for assigned service invention rights by our Israel-based contractors or employees, which could result in litigation and adversely affect our business.

          We enter into assignment of invention agreements with employees and contractors pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Under the Israeli Patent Law, 5727-1967 (the "Israel Patent Law"), inventions conceived by an employee or a person deemed to be an employee during and in consequence of their employment are regarded as "service inventions," which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights. In the case of a service invention, employees and former employees may petition the Israeli Compensation and Royalties Committee established under the Israel Patent Law to determine whether they are entitled to remuneration for their service inventions. The Israeli Compensation and Royalties Committee and the Supreme Court have held that employees may be entitled to remuneration for their service inventions despite having waived such rights, resulting in uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights. Although our contractors and employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such claims, which could negatively affect our business.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

          We believe that our company culture has been critical to our success. Our status as a Certified B Corp and commitment to charitable giving distinguish us from our competitors and promote a relationship among our employees and customers founded on trust. Our company culture flows out of our business model, which aims to transform insurance from a zero sum game to an industry in which insurers and insureds can benefit in tandem. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

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  failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

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  the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees;

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  the market perception about our charitable contributions and social and political stances;

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  competitive pressures to move in directions that may divert us from our mission, vision and values;

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  the continued challenges of a rapidly-evolving industry; and

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  the increasing need to develop expertise in new areas of business that affect us.

          Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we would have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations and financial condition to be adversely affected.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.

          In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing is subject to our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our proprietary artificial intelligence algorithms.

          Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses ("LAE") and other costs. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to cancel insurance contracts, non-renew customers, or raise prices. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.

          Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. To accurately price our policies, we:

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  collect and properly analyze a substantial volume of data from our customers;

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  develop, test and apply appropriate actuarial projections and rating formulas;

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  review and evaluate competitive product offerings and pricing dynamics

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  closely monitor and timely recognize changes in trends; and

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  project both frequency and severity of our customers' losses with reasonable accuracy.

          We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

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  insufficient or unreliable data;

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  incorrect or incomplete analysis of available data;

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  uncertainties generally inherent in estimates and assumptions;

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  our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

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  incorrect or incomplete analysis of the competitive environment;

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  regulatory constraints on rate increases; and

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  our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses, as well as unanticipated court decisions, legislation or regulatory action.

          To address the potential inadequacy of our current business model, we may be compelled to increase the amount allocated to cover policy claims, increase premium rates or adopt tighter underwriting standards, any of which may result in a decline in new business and renewals and, as a result, could have a material adverse effect on our business, results of operations and financial condition.

Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers: California, New York and Texas.

          Approximately 70% of our gross written premium for the year ended December 31, 2018 originated from customers in California, New York and Texas. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur and cause material losses in California, New York and Texas, our business, financial condition and results of operation could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory environment affecting property and casualty insurance in California, New York and Texas may expose us to more significant risks.

Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new products.

          Because our products are highly-advanced and require rigorous testing and regulatory approvals, development cycles can be complex. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product's development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.

          Litigation and other proceedings may include, but are not limited to, complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because we employ artificial intelligence to collect data points, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damage amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition. See "Business — Legal Proceedings."

Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

          Our success is dependent in part on protecting our intellectual property rights and technology (such as source code, information, data, processes and other forms of information, knowhow and technology). We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property. However, there are steps that we have not yet taken to protect our intellectual property on a global basis. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in litigation to enforce our rights.

          While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners. We cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. Such arrangements may limit our ability to protect, maintain, enforce or commercialize such intellectual property rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce or license such intellectual property rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market.

          We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact to our business.

          We currently hold various domain names relating to our brand, including Lemonade and Lemonade.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our online app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

          We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

          Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

          Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of infringement of intellectual property rights against us. Although we believe that we have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

          With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results of operations and financial condition could be adversely affected.

          As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement our business. We may evaluate target companies and make acquisitions in the future. There is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue.

          Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

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  intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

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  failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

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  inadequacy of reserves for losses and loss expenses;

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  quality of their data and underwriting processes;

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  conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

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  difficulties in obtaining regulatory approvals on our ability to be an acquirer;

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  a need for additional capital that was not anticipated at the time of the acquisition

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  transaction-related lawsuits or claims;

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  difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

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  difficulties in retaining key employees or business partners of an acquired company;

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  diversion of financial and management resources from existing operations or alternative acquisition opportunities;

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  failure to realize the anticipated benefits or synergies of a transaction;

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  failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, accounting practices, or employee or user issues;

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  risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

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  theft of our trade secrets or confidential information that we share with potential acquisition candidates;

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  risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and

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  adverse market reaction to an acquisition.

          If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, results of operations and financial condition could be adversely affected.

Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

          On December 22, 2017, President Trump signed into law a comprehensive tax reform bill, or the Tax Cuts and Jobs Act" (the "TCJA"), that significantly reforms the Internal Revenue Code of 1986, as amended (the "Code"). The TCJA, among other things, contains significant changes to corporate taxation, including a reduction of the corporate income tax rate, a partial limitation on the deductibility of business interest expense, limitation of the deduction for certain net operating losses to 80% of current year taxable income, an indefinite carryforward of certain net operating losses, immediate deductions for certain new investments instead of deductions for depreciation expense over time and the modification or repeal of many business deductions and credits. We continue to examine the impact of this tax reform legislation, and as its overall impact is uncertain, we note that the TCJA could adversely affect our business and financial condition. The impact of this tax reform legislation on holders of our Class A common stock is also uncertain and could be adverse.

We may not be able to utilize a portion of our net operating loss carryforwards ("NOLs") to offset future taxable income for U.S. federal income tax purposes, which could adversely affect our net income and cash flows.

          As of December 31, 2018, we had federal income tax NOLs of approximately $89.8 million available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), or otherwise. Of our NOL, $33.9 million of losses will begin to expire in 2035 and $55.9 million of losses can be carried forward indefinitely.

          We may be unable to fully use our NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an "ownership change" (very generally defined as a greater than 50% change, by value, in the corporation's equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation's ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we undergo an ownership change, we may be prevented from fully utilizing our NOLs existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.

Our expansion within the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

          Our success depends in significant part on our ability to expand into additional markets in the United States and abroad. We are currently licensed in 34 states of the United States and operate in 24 of those states. We have targeted coverage across all 50 states, but we cannot guarantee that we will be able to provide nationwide coverage in the near term or at all. Moreover, one or more states could revoke our license to operate, or implement additional regulatory hurdles that could inhibit our ability to obtain or maintain our license in such states.

          In addition to growing our domestic business, we have started expanding our presence internationally, particularly in Europe. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

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  obtaining any required government approvals, licenses or other authorizations;

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  complying with varying laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;

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  recruiting and retaining talented and capable employees in foreign countries;

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  competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

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  differing demand dynamics, which may make our product offerings less successful;

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  currency exchange restrictions or costs and exchange rate fluctuations;

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  operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States; and

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  limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

          Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

          In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, anti-money laundering, export controls and trade and economic sanctions.

          Expansion into new markets here and abroad will require additional investments by us in both regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we fail to grow our geographic footprint or geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

Fluctuations in foreign currency exchange rates may adversely affect our financial results.

          Since we conduct limited operations in Israel and plan on expanding into Europe, portions of our revenues, expenses, assets and liabilities are denominated in New Israeli Shekels and, in the future, may be denominated in euros. Because our consolidated financial statements are presented in U.S. dollars, we must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against the other currencies may affect our revenues, income and the value of balance sheet items denominated in foreign currencies.

          External events such as Brexit, the ongoing uncertainty regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, the passage of U.S. taxation reform legislation and, more recently, concerns over increasing interest rates (particularly short-term rates) each have caused, and may continue to cause, significant volatility in currency exchange rates, especially among the U.S. dollar, the pound sterling and the euro. If global economic and market conditions, or economic conditions in the United Kingdom, European Union, the United States or other key markets remain uncertain or deteriorate further, the value of the pound sterling and euro and the global credit markets may further weaken.

Risks Relating to Our Industry

The insurance business, including the market for renters and homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

          Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

          We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

We are subject to extensive insurance industry regulations.

          We are currently licensed in 34 states of the United States and operate in approximately 24 of those states. Each state regulator retains the authority to license insurers in their states, and an insurer generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of the remaining states and territories of the United States, which is likely to put us at a disadvantage among many of our competitors that have been in business much longer than us and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

          We are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of customers, and not necessarily the interests of insurers or agents, their shareholders or other investors. Numerous aspects of our insurance business are subject to regulation, including, but not limited to, premium rates, mandatory covered risks, limitations on the ability to renew or elect not to renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments and capital, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other underwriting and claims practices. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statute may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents.

          Such laws, rules and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, such as homeowners insurance rates and coverage forms, or which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act ("FCRA"). Among other things, the FCRA requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid speed of growth, we are particularly vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, and our customer communications. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

          The NYDFS, the insurance regulatory authority in the State of New York, may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which Lemonade Insurance Company is licensed to sell insurance may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action.

          Our ability to retain state licenses depends on our ability to meet licensing requirements established by the NAIC and adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended or be subject to seizure of assets. Any such events could adversely affect our business, results of operations or financial condition. See "Regulation — Required Licensing."

          In addition, as a condition to writing business in certain states, insurers are required to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet their underwriting requirements for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. New York, among other states, imposes significant restrictions on a company's ability to materially reduce its exposures or to withdraw from certain lines of business. The state insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans on the grounds that they could lead to market disruption. Laws and regulations that limit cancellation and non-renewal of policies or that subject withdrawal plans to prior approval requirements may significantly restrict our ability to exit unprofitable markets.

Such actions and related regulatory restrictions may limit our ability to reduce our potential exposure to hurricane-related losses.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

          In the past decade, various state insurance regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant changes to the insurance holding company act and regulations (the "NAIC Amendments"). The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective. New York State, our main domiciliary state for our insurance subsidiary, includes a form of the enterprise risk report requirement.

          In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the "ORSA Model Act"). The ORSA Model Act, when adopted by the various states, will require an insurance holding company system's Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report ("ORSA"). The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. While New York has not formally passed the ORSA requirement, it has implemented a form "F" filing requirement that is the initial response to the ORSA Model Act.We cannot predict the impact, if any, that the NAIC Amendments, compliance with the ORSA Model Act or any other regulatory requirements may have on our business, financial condition or results of operations. See "Regulation."

The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.

          In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions, including New York, have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. In March 2017, the NYDFS promulgated Cybersecurity Requirements for Financial Services Companies, which requires covered financial institutions, including Lemonade Insurance Company, to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures with specific requirements. Additionally, on October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. South Carolina, Ohio, Michigan, Mississippi, and Alabama have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the NAIC Insurance Data Security Model Law in the future. Although we take steps to comply with financial industry cybersecurity regulations and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations. See "Regulation — Enterprise Risk, Cybersecurity and Other Recent Developments"

Severe weather events and other catastrophes, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

          Our renters and homeowners insurance business is exposed to the risk of severe weather conditions and other catastrophes. Severe weather events include, but are not limited to, winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. Catastrophes can be caused by various events, such as wildfires, tornadoes, tsunamis, hurricanes, tropical storms, earthquakes, windstorms, hailstorms, severe thunderstorms, fires and other non-natural events such as explosions, riots, terrorism or war.

          The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Resulting reductions in our capital could materially adversely affect our ability to underwrite new insurance policies. In addition, we may not be able to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes. While we only work with reinsurers whom we believe have acceptable credit, if our reinsurers are unable to pay for the claims for which they are responsible, we could be exposed to additional liability, which could have a material adverse effect on our business and results of operations.

          Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of homeowners and renters insurance and reinsurance coverages, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

          Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly renters and homeowners insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

          We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Specifically, our revenues may be proportionately higher in our third fiscal quarter due to the seasonality of when renters and homeowners move into new homes, which typically occurs in the months of July, August and September. Accordingly, the amount of growth we experience may also be greater in the third quarter. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

We rely on data from our customers and third parties for pricing and underwriting our insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

          We use data, technology and intellectual property licensed from unaffiliated third parties in certain of our products, including insurance industry proprietary information that we license from Insurance Services Office, Inc. ("ISO"), and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. Also, should ISO refuse to license its proprietary information to us on the same terms that it offers to our competitors, we could be placed at a significant competitive disadvantage.

          Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use other than proprietary information provided by ISO, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

          Along with others in the insurance industry, models developed internally and by third party vendors are used along with our own historical data in assessing property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

We are subject to payment processing risk.

          We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If we or our processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers' credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

          The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

Our success depends upon the insurance industry continuing to move online at its current pace and the continued growth and acceptance of online products and services as effective alternatives to traditional offline products and services.

          We provide homeowners and renters insurance products through our website and our online app that compete with traditional offline counterparts. We do not generally offer insurance through traditional, offline brokers. We believe that the continued growth and acceptance of online products and services generally will depend, to a large extent, on the continued growth in commercial use of the internet and the continued migration of traditional offline markets and industries online.

          Purchasers of insurance may develop the perception that purchasing insurance products online is not as effective as purchasing such products through a broker or other traditional offline methods, and the homeowners and renters insurance markets may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that data automation, artificial intelligence and/or bots are less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing and other functions that use data automation, acritical intelligence and/or bots, our business, results of operations and financial condition could be adversely affected.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

          Our financial condition and results of operations depends on our ability to accurately assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate as it is possible for us to underestimate the cost of claims and claims administration.

          We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative changes. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

          Recorded claim reserves, including case reserves and incurred but not reported ("IBNR") claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as disallowing the use of benefit payment schedules, requiring coverage designed to cover losses that occur in a single policy period to losses that develop continuously over multiple policy periods or requiring the availability of multiple limits. Regulatory requirements and economic conditions are also considered.

          Since reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.

          If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.

Our insurance subsidiary is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

          Our insurance subsidiary is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under the laws of the State of New York. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require our insurance subsidiary to report its results of risk-based capital calculations to the NYDFS and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company's total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is determined using the NAIC's risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

          An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer's total adjusted capital falls below 150%, 100%, and 70% of its authorized control level risk-based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer's authorized control level risk-based capital), placing the insurance company into receivership. As of December 31, 2018, our risk-based capital ratio was 424%.

          In addition, our insurance subsidiary is required to maintain certain minimum capital and surplus and to limit its written premiums to specified multiples of its capital and surplus. The insurance subsidiary could exceed these ratios if its volume increases faster than anticipated or if its surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

          Any failure by our insurance subsidiary to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations imposed by the laws of the State of New York (or other states where currently or may in the future conduct business) could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

          Any changes in existing risk-based capital requirements, minimum statutory capital requirements, or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do. See "Regulation — Risk-Based Capital."

We are subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability.

          The insurance laws of many states subject property and casualty insurers doing business in those states to statutory property and casualty guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer's share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

          Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations. See "Regulation — Insolvency Funds and Associations, Mandatory Pools and Insurance Facilities."

Our ability to compete in the property and casualty insurance industry and our ability to expand our business is partially dependent on us maintaining our Demotech, Inc. rating, and may be negatively affected by the fact that we do not have a rating from A.M. Best.

          Our insurance subsidiary company currently has a Financial Stability Rating ("FSR") of 'A' Exceptional from Demotech, Inc., a financial analysis firm that provides FSRs as well as consulting services for property and casualty insurance companies and title underwriters. While our Demotech, Inc. rating has proved satisfactory to date, we cannot assure that this rating will remain at its current level and it is possible that some prospective customers may be reluctant to do business with a company that is not rated by A.M. Best. We have never been reviewed by A.M. Best and do not currently intend to seek a rating from A.M. Best. Unlike Demotech, Inc., A.M. Best may penalize companies that are highly leveraged, i.e., that utilize reinsurance to support premium writings. We do not plan to give up revenues or efficiency of size as a means to qualify for an acceptable A.M. Best rating. Not having an A.M. Best rating may prevent us from expanding our business or limit our access to credit from certain financial institutions, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

          Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

          Our primary market risk exposures are to changes in interest rates and equity prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk." In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

          The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

          Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

          We may also invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value.

          Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC and the NYDFS.

          Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

          There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Risks Relating to Our Existence as a Public Benefit Corporation

We operate as a Delaware public benefit corporation. As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.

          As a public benefit corporation, we are required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders' pecuniary interests, the best interests of those materially affected by our conduct and the public benefit or benefits identified by our Amended Charter. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition. See "Description of Capital Stock — Public Benefit Corporation Status."

          As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

If we lose our certification as a Certified B Corp or our publicly reported B Corp score declines, or if state or federal regulators restrict, delay or otherwise interfere with our ability to make charitable contributions, our reputation could be harmed and our business could be adversely affected.

          Our business model and brand could be harmed if we were to lose our certification as a Certified B Corp or if state or federal regulators impede or otherwise delay or restrict our ability to make charitable contributions. The loss of Certified B Corp status could result in our inability to contribute the residual amount left over after paying claims and reinsurance to nonprofits selected by our customers, which is a central aspect of our business model. Whether due to our choice or our failure to meet B Lab's certification requirements, any change in our status could create a perception that we are more focused on financial performance and no longer as committed to the values shared by Certified B Corp. Likewise, our reputation could be harmed if our publicly reported B Corp score declines and there is a perception that we are no longer committed to the Certified B Corp standards. Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with B Lab's values. See "Business — Certified B Corp Status."

          Furthermore, state or federal regulators could restrict, delay or otherwise interfere with our ability to contribute the residual amount left over after paying claims and reinsurance to nonprofits selected by our customers. This could erode customer trust in our products and services, weaken incentives for good customer behavior and drive down demand for our products and services.

          Any such harm to our reputation could have a material adverse effect on our business, financial position and results of operations.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial performance.

          Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit and the interests of other stakeholders affected by our actions. See "Description of Capital Stock — Public Benefit Corporation Status." Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

Our directors have a fiduciary duty to consider not only our stockholders' interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

          While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit and the interests of other stakeholders affected by the company's actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See "Description of Capital Stock — Public Benefit Corporation Status." In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our financial condition and results of operations.

          Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company's outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention our management, and, as a result, may adversely impact our management's ability to effective execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

Risks Relating to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting power with our Co-Founders, which will limit your ability to influence the outcome of important transactions, including a change in control.

          Our Class B common stock has         votes per share, and our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share. Upon the completion of this offering, our Co-Founders, Shai Wininger and Daniel Schreiber, will together hold all of the issued and outstanding shares of our Class B common stock, which constitutes approximately         % of the voting power of our outstanding capital stock. Accordingly, upon the completion of this offering, our Co-Founders, individually or together, will be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Co-Founders, individually or together, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

          Future transfers by the holders of Class B common stock will generally result in those shares converting into         shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative written election of the holders of two-thirds of the then outstanding shares of Class B common stock, (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the shares of Class B common stock held by our Co-Founders and their permitted entities and permitted transferees represent less than         % of the Class B common stock held by our Co-Founders and their permitted entities as of immediately following the completion of this offering or (iii) nine months after the death or total disability of the last to die or become disabled of our Co-Founders, or such later date not to exceed a total period of 18 months after such death or disability as may be approved by a majority of our independent directors. For additional information about our dual class structure, see "Description of Capital Stock."

We cannot predict the impact our dual class structure may have on the price of our Class A common stock.

          We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indexes will not take similar actions. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will be precluded from investing in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may make our Class A common stock less attractive to other investors and depress the market price of our Class A common stock compared to that of other similar companies that are included in such indices.

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.

          Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on                  , or otherwise or how active and liquid that market may come to be. Although we have been authorized to list our Class A common stock on                  , if an active trading market does not develop or is not sustained following this offering, you may not be able to sell your shares quickly, or at all, or at or above the initial public offering price. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters, and this price may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.

The market price of our Class A common stock may be highly volatile, and you may not be able to resell your shares at or above the public offering price.

          The trading price of our Class A common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this "Risk Factors" section and included elsewhere and incorporated by reference in this prospectus, may have a significant impact on the market price of our Class A common stock:

  •
  the occurrence of severe weather conditions and other catastrophes;

  •
  our operating and financial performance, quarterly or annual earnings relative to similar companies;

  •
  publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  announcements by us or our competitors of acquisitions, business plans or commercial relationships;

  •
  any major change in our board of directors or senior management, including the departure of either of our Co-Founders;

  •
  sales of our common stock by us, our directors, executive officers, principal shareholders or our Co-Founders;

  •
  adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

  •
  short sales, hedging and other derivative transactions in our Class A common stock;

  •
  exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

  •
  our creditworthiness, financial condition, performance and prospects;

  •
  our dividend policy and whether dividends on our Class A common shares have been, and are likely to be, declared and paid from time to time;

  •
  perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

  •
  regulatory or legal developments;

  •
  changes in general market, economic and political conditions;

  •
  conditions or trends in our industry, geographies or customers;

  •
  changes in accounting standards, policies, guidance, interpretations or principles; and

  •
  threatened or actual litigation or government investigations.

          In addition, broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Entities affiliated with SoftBank Group Corp. will beneficially own, in the aggregate, approximately          % of our outstanding Class A common stock upon completion of this offering, and these stockholders may have strategic interests that differ from our interests and from those of our other stockholders.

          Immediately following the Preferred Stock Conversion, but excluding any shares of our Class A common stock sold in this offering, entities affiliated with SoftBank Group Corp. will beneficially own, in the aggregate, approximately         % of our outstanding Class A common stock and, following this offering, assuming no exercise by the underwriters of their option to purchase additional shares, will own         % of our Class A common stock. As a result, these stockholders will have significant influence over matters requiring stockholder approval, including the election of directors, the approval of certain business combinations or dispositions, amendments to our Amended Charter or to our Amended Bylaws and other extraordinary transactions. See "Certain Relationships and Related Party Transactions."

          SoftBank Group Corp. may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. Furthermore, our concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline or prevent our stockholders from realizing a premium over the market price for their Class A common stock. Additionally, SoftBank Group Corp. and its affiliated entities may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. Further, SoftBank Group Corp. may have an interest in pursuing acquisitions, divestitures and other transactions that, in their respective judgment, could enhance their investment in us, even though such transactions might involve risks to you. Stockholders should consider that the interests of SoftBank Group Corp. may differ from their interests in material respects.

If we are unable to get regulatory approvals for our Series D preferred stock, we could become insufficiently capitalized, which could result in our failure to comply with certain regulatory requirements.

          On April 8, 2019, we entered into the Series D SPA with new and existing investors, including affiliates of Softbank Group Corp and General Catalyst Partners. The Series D SPA allows for the sale of up to 7,107,930 Series D preferred stock at a price per share of $42.21, for a total consideration of approximately $300.0 million. We expect to obtain regulatory approvals for the Series D Preferred Stock sale in June 2019. However, if we are unable to get these regulatory approvals such that we are unable to sell our Series D preferred stock, we could become insufficiently capitalized, which in turn could result in our failure to comply with certain regulatory requirements.

Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.

          The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock (after giving effect to the Preferred Stock Conversion) prior to completion of the offering. Accordingly, based on the initial public offering price of $             per share, if you purchase our Class A common stock in this offering, you will pay substantially more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $             per share in pro forma as adjusted net tangible book value of our Class A common stock. To the extent outstanding options are ultimately exercised, pursuant to the 2015 Plan or otherwise, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares, or if we issue additional equity securities in the future, investors purchasing shares of Class A common stock in this offering will experience additional dilution. See "Dilution."

We have broad discretion over the use of the net proceeds from this offering and it is possible that we will not use them effectively.

          We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations and financial condition. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.

A substantial portion of the outstanding shares of our Class A and Class B common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

          The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Based on                          shares of our Class A common stock outstanding and                          shares of our Class B common stock outstanding as of March 31, 2019, we will have                          shares of our Class A common stock and                          shares of our Class B common stock (which is convertible into shares of Class A common stock at the option of the holder) outstanding after this offering, assuming no exercise of the underwriters' option to purchase additional shares. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.

          As a result of these agreements and subject to the provisions of Rule 144, as promulgated under the Securities Act ("Rule 144") or Rule 701, as promulgated under the Securities Act ("Rule 701"), shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be available for sale in the public market as follows:

  •
  beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

  •
  beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described above), the remainder of the shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, including the availability of current public information about us.

          Sales of our Class A common stock as restrictions end or pursuant to the exercise of registration rights held by certain of our stockholders may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock. See "Shares Eligible for Future Sale."

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

          The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets or our competitors. We do not currently have research coverage by industry or securities analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

          Provisions in our Amended Charter and our Amended Bylaws, as well as provisions of the Delaware General Corporation Law (the "DGCL"), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

  •
  our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

  •
  our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

  •
  nothing in our Amended Charter precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;

  •
  advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

  •
  our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

  •
  only our chairman of the board of directors, our chief executive officer, our president or a majority of the board of directors are authorized to call a special meeting of stockholders;

  •
  no provision in our Amended Charter or Amended Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

  •
  directors will only be able to be removed for cause;

  •
  certain amendments to our Amended Charter will require the approval of two-thirds of the then outstanding voting power of our capital stock;

  •
  our Amended Bylaws will provide that the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;

  •
  our Amended Charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

  •
  certain litigation against us can only be brought in Delaware.

          We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

          These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See "Description of Capital Stock."

Applicable insurance laws may make it difficult to effect a change of control.

          Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner's consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Lemonade Insurance Company is domiciled in New York and per the applicable laws and regulations of New York, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and has received prior approval from the Commissioner of Financial Services. Under New York insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Lemonade, Inc., including through transactions that some or all of the stockholders might consider to be desirable. See also "Regulation — Changes of Control."

Our Amended Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

          Our Amended Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Amended Charter related to choice of forum. The choice of forum provision in our Amended Charter may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our Class A common stock less attractive to investors.

          The JOBS Act provides that, so long as a company qualifies as an "emerging growth company," it will, among other things:

  •
  be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

  •
  be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act");

  •
  be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

  •
  be exempt from any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or be required to deliver a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

          We currently intend to take advantage of each of the exemptions described above. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

          We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

          As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance subsidiary's ability to pay dividends to us is restricted by law.

          We are a holding company that transacts a majority of our business through operating subsidiaries. Our ability to meet our operating and financing cash needs depends on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiary to pay dividends to us.

          Payments of dividends by our insurance subsidiary is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. The limitations are based on statutory income and surplus. In addition, our insurance subsidiary could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. Our insurance subsidiary may also face competitive pressures in the future to maintain insurance financial stability or strength ratings. These restrictions and other regulatory requirements would affect the ability of our insurance subsidiary to make dividend payments and we may not receive dividends in the amounts necessary to meet our obligations. See "Regulation — Restrictions on Paying Dividends."

We do not currently expect to pay any cash dividends.

          We do not currently expect to pay any cash dividends on our Class A common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings and other factors that our board of directors deems relevant. See "Dividend Policy."

          Because we are a holding company and all of our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any of our future debt or preferred equity securities or our subsidiaries. Accordingly, if you purchase shares of our Class A common stock in this offering, realization of a gain on your investment will depend on the appreciation of the price of shares of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the listing standards of                  , may strain our resources, increase our costs and divert management's attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a public company.

          As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act and the listing standards of                  . These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting.                          will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and                          requirements, significant resources and management oversight will be required. This may divert management's attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our Class A common stock.

          We expect these reporting and corporate governance rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

          Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "projection," "seek," "should," "will" or "would," or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements.

          We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. The statements we make regarding the following matters are forward-looking by their nature:

  •
  our ability to attract, retain and expand our customer base;

  •
  our ability to operate under and maintain our business model;

  •
  our ability to maintain and enhance our brand and reputation;

  •
  our future financial performance, including operating revenue, Adjusted EBITDA, gross loss ratio, net loss ratio and expense ratio;

  •
  our ability to effectively manage the growth of our business;

  •
  the effects of seasonal trends on our results of operation;

  •
  our ability to attain greater value from each customer;

  •
  our ability to compete effectively in our industry;

  •
  future performance of the markets in which we operate;

  •
  our ability to maintain reinsurance contracts;

  •
  our ability to utilize our proprietary artificial intelligence algorithms;

  •
  our ability to underwrite risks accurately and charge profitable rates;

  •
  our ability to protect our intellectual property;

  •
  our domestic and international expansion strategy and ability to expand domestically and internationally;

  •
  our ability to expand our product offerings or improve existing ones;

  •
  our ability to attract and retain personnel;

  •
  potential harm caused by misappropriation of our data and compromises in cybersecurity;

  •
  potential harm caused by changes in internet search engines' methodologies;

  •
  our ability to raise additional capital;

  •
  our lack of operating history and ability to attain profitability;

  •
  fluctuations in our results of operation and operating metrics;

  •
  our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and data security;

  •
  our ability to stay in compliance with laws and regulation that currently apply or become applicable to our business both in the United States and internationally; and

  •
  our expected uses of the net proceeds from this offering.

          Given the risks and uncertainties set forth in this prospectus, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

          Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

 MARKET AND INDUSTRY DATA

          This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management's knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

          In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. Neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering will be approximately $              million, based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that we will receive additional net proceeds of approximately $              million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

          Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $              million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $              million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

          The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

          We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

 DIVIDEND POLICY

          We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

          Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. See "Regulation — Restrictions on Paying Dividends."

          Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See "Risk Factors — Risks Relating to Ownership of Our Class A Common Stock — We do not currently expect to pay any cash dividends."

 CAPITALIZATION

          The following table sets forth our cash, cash equivalents and restricted cash and total capitalization as of December 31, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to (i) the filing and effectiveness of our Amended Charter in Delaware that will become effective in connection with the completion of this offering, (ii) the Preferred Stock Conversion, as if the Preferred Stock Conversion had occurred on December 31, 2018, and (iii) the Class B Exchange, as if such exchange had occurred on December 31, 2018; and

  •
  on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the receipt of the estimated net proceeds from our sale and issuance by us of             shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this prospectus.

	As of December 31, 2018

	Actual		Pro Forma		Pro Forma As Adjusted(1)

	($ in millions)
Cash, cash equivalents and restricted cash	$102.4	$		$

Redeemable convertible preferred stock, $0.00001 par value; 24,449,177 shares authorized; 24,445,555 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	180.8

Stockholders' deficit:
Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—		—		—
Class A common stock, $0.00001 par value, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted.	—
Class B common stock, $0.00001 par value, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted.	—
Additional paid-in capital	10.7
Accumulated deficit	(89.8)

Total stockholders' equity	(79.1)

Total capitalization	$101.7	$		$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase

  (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $             , assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

          If the underwriters' option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity, total capitalization and shares outstanding as of                      , 2019 would be $         , $         , $         , $         and $         , respectively.

          The pro forma and pro forma as adjusted columns in the table above are based on             shares of our Class A common stock (after giving effect to the Preferred Stock Conversion) and             shares of our Class B common stock (after giving effect to the Class B Exchange) outstanding as of                      , 2019, and excludes the following:

  •
               shares of Class A common stock issuable upon the exercise of options outstanding under our 2015 Incentive Share Option Plan (the "2015 Plan") as of                      , 2019, at a weighted average exercise price of $             per share;

  •
  619,024 restricted shares of Class A common stock sold to certain of our executive officers pursuant to stock purchase agreements; and

  •
               shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan (the "2019 Plan").

DILUTION

          If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock immediately after this offering. Dilution in pro forma as adjusted net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock immediately after completion of this offering.

          Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book value as of                          , 2019, was approximately $             , or $             per share. Our pro forma net tangible book value as of                          , 2019 was $              million, or $             per share, based on the total number of shares of our Class A common stock and Class B common stock outstanding as of                          , 2019, after giving effect to the Preferred Stock Conversion and the Class B Exchange, in each case, as if such exchange or conversion occurred on                          , 2019.

          After giving effect to the sale by us of                          shares of our Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                          , 2019, would have been $              million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share of Class A common stock		$
Historical net tangible book value per share as of , 2019	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of , 2019
Increase per share attributable to new investors purchasing shares of Class A common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new Class A common stock investors in this offering		$

          Each $1.00 increase (decrease) in the assumed initial offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $              million, or $             per share, and would increase (decrease) the dilution per share to new investors purchasing our Class A common stock in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would

increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $              million, or $             per share, and would increase (decrease) the dilution per share to new investors by $             per share, assuming that the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table presents, on a pro forma basis as of                          , 2019, after giving effect to (i) the Preferred Stock Conversion; (ii) the Class B Exchange, and (iii) the sale by us of shares of our Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our Class A common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased				Total Consideration				Average Price Per Share

	Number	Percent			Amount	Percent

($ in millions)
Existing stockholders			%	$			%	$
New investors

Total		100.0%		$		100.0%

          Each $1.00 increase (decrease) in the assumed initial offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             , $             and $             per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimate offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             , $             and $             per share, respectively, assuming that the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

          If the underwriters exercise in full their option to purchase                                        add itional shares of our Class A common stock in this offering, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $             per share and the dilution to new investors in this offering would be $             per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately                          shares of our Class A common stock, or approximately          % of the total number of shares of our Class A common stock outstanding after this offering.

          The number of shares of our Class A and Class B common stock that will be outstanding after this offering is based on                          shares of our Class A common stock and

shares of our Class B common stock outstanding as of as of                          , 2019, and excludes the following:

  •
               shares of Class A common stock issuable upon the exercise of options outstanding under our 2015 Incentive Share Option Plan (the "2015 Plan") as of                                        , 2019, at a weighted average exercise price of $             per share;

  •
  619,024 restricted shares of Class A common stock sold to certain of our executive officers pursuant to stock purchase agreements; and

  •
               shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan (the "2019 Plan").

          To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

          In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as Class A or Class B common stock, or other securities that are convertible into our common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

          The following tables present our selected historical consolidated financial and other data. We have derived the selected historical consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus.

          Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected historical consolidated financial and other data should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,

	2017	2018

	($ in millions, except per share data)
Consolidated Statement of Operations
Revenue
Net earned premium	$2.3	$21.2
Net investment income	0.1	1.3

Total revenue	2.4	22.5
Expense
Loss and loss adjustment expense, net	1.7	15.2
Other insurance expense	1.8	4.2
Sales and marketing	12.7	41.9
Technology development	2.3	4.7
General and administrative	11.9	9.1

Total expense	30.4	75.1

Loss before income taxes	(28.0)	(52.6)
Income tax expense	0.1	0.3

Net loss	$(28.1)	$(52.9)

Per Share Data
Net loss per share attributable to common stockholders — basic and diluted	$(2.58)	$(4.84)
Weighted average common shares outstanding — basic and diluted	10,887,059	10,931,776
Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)		$(1.57)
Pro forma weighted average common shares outstanding — basic and diluted (unaudited)		33,656,621

	As of December 31,

	2017	2018

	($ in millions)
Consolidated Balance Sheet Data
Total investments	$16.3	$9.2
Cash, cash equivalents and restricted cash	16.9	102.4
Total assets	44.2	153.8
Total liabilities	12.2	52.1
Convertible preferred stock	60.4	180.8
Total stockholders' deficit	(28.4)	(79.1)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Our Business

          Lemonade is rebuilding insurance from the ground up, on a digital substrate and an innovative business model. By leveraging technology, artificial intelligence and behavioral economics, we are making insurance more delightful more affordable and more socially impactful. We have built a vertically-integrated company, with wholly-owned insurance carriers in the United States and the European Union, and the full technology stack to power them.

          With Lemonade, an engaging 90 second chat with our bot, AI Maya, is all it takes to get covered with renters or homeowners insurance, while another bot, AI Jim, pays claims in as little as three seconds. This breezy experience belies the extraordinary technology that enables it: a state-of-the-art platform that spans marketing to underwriting, customer support to claims processing, finance to regulation. Our architecture melds artificial intelligence with the human kind, and learns from the prodigious data it generates, to become ever better at delighting customers and quantifying risk.

          In addition to digitizing the entire insurance process, we also reduce costs and increase trust through charitable giving. In a departure from the traditional insurance model, we keep 25% of premiums as a flat fee, diminishing the conflict between paying claims and making a profit, and, during our annual Giveback, donate leftover underwriting profits to nonprofits selected by our customers.

          As our customers move up the economic ladder, their insurance needs evolve to higher-value products: renters regularly acquire more property and frequently upgrade to successively larger homes. These progressions can trigger orders-of-magnitude jumps in insurance premiums.

          The result is a business with highly-recurring and naturally-growing revenue streams; a level of automation that delights consumers while collapsing costs; and an architecture that generates and employs data to price and underwrite risk with ever-greater precision to benefit our company, our customers and their chosen nonprofits.

          This powerful trifecta has been reflected in our rapid growth since our product launch in late 2016. As of December 31, 2017 we had 79,530 customers, compared with 311,648 at the end of 2018. Our revenue was $2.4 million in 2017, compared to $22.5 million in 2018. We incurred net losses of $28.1 million and $52.9 million in fiscal years 2017 and 2018, respectively.

Our Model

          We set out to transform the insurance industry by implementing a flat fee business model, whereby we retain 25% on all premiums paid to us. We use the remaining funds to pay claims, purchase reinsurance and maintain the requisite amount of statutory surplus for insurance claims and, if there are funds leftover, donate to nonprofits as part of our Giveback. Our model is designed to create highly recurring revenue streams and reduces the volatility that is endemic to traditional insurance companies, where profits can vary substantially from year to year based on multiple factors, many of which are beyond the insurer's control. We expect that as we grow our customer base, the underwriting profit potential of our flat fee model and the amount of funds leftover for our Giveback will increase.

          We use technology and artificial intelligence to eliminate hassle, time and cost associated with purchasing insurance and the claims submission and fulfillment process. We built our entire company on a unified, proprietary, state-of-the-art technology platform. Our customers are able to purchase insurance online or through our app, generally in a matter of minutes. Our artificial intelligence system handles substantially all of our customer onboarding and a meaningful portion of our claims. By maintaining control over the entire insurance lifecycle, we are able to create innovative products and learn from each customer interaction to enrich our platform. This enables us to operate with a degree of speed and flexibility we believe to be unmatched by incumbent insurance carriers.

Key Operating and Financial Metrics

          We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-GAAP and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP.

	Year ended December 31,
	2017	2018
	($ in millions, except Average Purchase Value)
Number of Users (end of period)	79,530	311,648
Average purchase value (end of period)	$113	$145
Annual recurring revenue (end of period)	$9.0	$45.2
Operating revenue	$2.3	$21.2
Adjusted EBITDA	$(19.9)	$(51.7)
Adjusted gross profit	$0.6	$6.0
Adjusted gross margin	26%	28%
Gross loss ratio	161%	113%
Net loss ratio	74%	72%
Adjusted loss ratio	58%	60%

  Number of Users

          We define Number of Users as current policyholders as of the period end date and individuals who have purchased one or more of our policies but whose coverage begins on a later date. A customer can delay commencement of a policy by up to 90 days, and the Number of Users that elect to delay the commencement of a policy currently represents less than 3% of our total Number of Users. All current users have one policy, but we expect that over time a user may have more than one. A user that has more than one policy will count as a single user for the purposes of this metric. We view Number of Users as an important metric to assess our financial performance because user growth drives our revenue, expands brand awareness, deepens our market penetration, creates additional upsell opportunities and generates additional data to continue to improve the functioning of our platform.

  Annual Recurring Revenue

          We define annual recurring revenue ("ARR") as the aggregate annualized premium for the Number of Users as of the period end date. We calculate ARR by adding all annualized premiums for our Number of Users as of the period end date. Because of the unique nature of our business model, we view ARR as an important metric because it captures the full extent of economic activity generated by our digital platform, and also provides insight into the basis of our financial performance. While we believe that ARR is useful in evaluating our business, ARR is a non-GAAP financial measure that has limitations as an analytical tool, and ARR should not be considered as an alternative to, or a substitute for, revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate ARR differently or not at all, which reduces the usefulness of ARR as a tool for comparison.

  Average Purchase Value

          We define average purchase value ("APV") as the average annualized price users pay for our products. We calculate it by dividing ARR by our Number of Users. We view APV as an important metric to assess our financial performance because APV reflects the average amount of money our customers are willing to spend on our products, which helps drive strategic initiatives.

  Operating revenue

          We define operating revenue, a non-GAAP financial measure, as total revenue excluding net investment income. See "— Non-GAAP Financial Measures" for a reconciliation of total revenue to operating revenue.

  Adjusted EBITDA

          We define Adjusted EBITDA, a non-GAAP financial measure, as net loss excluding the impact of stock-based compensation, net investment income, depreciation, amortization and income taxes. See "— Non-GAAP Financial Measures" for a reconciliation of net loss to Adjusted EBITDA in accordance with GAAP.

  Adjusted Gross Profit

          We define adjusted gross profit as operating revenue less costs related to loss and loss adjustment expense net of amounts ceded to reinsurers. We believe that adjusted gross profit is a helpful measure of the amount of variable contribution to our business from insurance operations.

  Adjusted Gross Margin

          We define adjusted gross margin, expressed as a percentage, as the ratio of adjusted gross profit to operating revenue.

  Gross loss ratio

          We define gross loss ratio, expressed as a percentage, as the ratio of losses and loss adjustment expense to gross earned premium.

  Net loss ratio

          We define net loss ratio, expressed as a percentage, as the ratio of losses and loss adjustment expense, less amounts ceded to reinsurers, to net earned premium.

  Adjusted loss ratio

          We define adjusted loss ratio, expressed as a percentage, as the ratio of losses and loss adjustment expense, less amounts ceded to reinsurers, to gross earned premium.

Key Factors and Trends Affecting our Operating Results

          Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Our Ability to Attract New Users to Our Platform

          Our long-term growth will depend in large part upon our continued ability to attract new users to our platform. We intend to drive organic customer acquisition by relying on our strong brand awareness and on word-of-mouth referrals from existing customers, both of which are fueled by our differentiated customer experience and our efficient, self-serve customer onboarding model. Additionally, we will continue to target attractive potential customer segments through our digital marketing channels and partnership arrangements. Due to the relatively large size of the market in which we operate and our limited operating history, we are still in the early stages of expanding our market share.

Our Ability to Retain Customers

          Our success will depend on our ability to retain customers and profit from their significant potential lifetime value over many years. Our customers become more valuable to us every year they continue to subscribe to our products because retention rates typically increase while loss ratios decrease as users renew their policies over time. Our continued success relies on our ability to provide a delightful end-to-end customer experience, satisfy our customers' evolving insurance needs and maintain our customers' trust in our products.

          We believe an indication of the strength and longevity of our customer relationships is evident in our retention rate for users after one year, which is based upon the Number of User cancellations within the first year ("Year One Customer Retention Rate"). Similarly, we also track the retention rate for users after two years, which is based upon the Number of User cancellations within the second year ("Year Two Customer Retention Rate"). Our Year One Customer Retention Rate reflects the number of customers that remain at the end of the 12 months after purchasing one of our insurance products as a percentage of customers that purchased at the beginning of the year. Our Year Two Customer Retention Rate reflects the number of customers that remain at the end of 24 months after purchasing one of our insurance products, as a percentage of customers remaining after the first twelve months. As of March 31, 2019, our Year One Customer Retention Rate and Year Two Customer Retention Rate was over 75% and 80%, respectively. We lose customers for a variety of reasons, including customers relocating to geographies where we currently do not offer our products.

          In managing the risk of our portfolio, under various circumstances, we deprioritize retention of certain of our customers. Our Year One Retention Rate excludes company-initiated cancellations, rescissions and non-renewals based on underwriting risk assessment consistent with regulatory requirements. This accounts for an additional 15.0% and 3.4% decrease in Year One Customer Retention Rate and Year Two Customer Retention Rate, respectively.

Our Ability to Grow APV by Expanding Coverage

          We are in the early stages of building our customer base. As our existing customers age, become homeowners and acquire more insurable assets, we need to expand coverage levels and products that satisfy their naturally-growing insurance needs. Additionally, we need to expand coverage and increase user engagement, which we expect will drive greater customer satisfaction, stronger user retention and, ultimately, higher APV.

Our Ability to Expand into New Geographies

          Our long-term growth will depend in large part on our ability to use our technology platform to provide insurance across geographies outside of the United States, positioning us initially to acquire and serve users with similar characteristics to those of our current U.S. customers. We currently hold a pan-European license, which allows us to sell in 28 countries across Europe, and are considering plans to begin initial operations on a pilot basis in a single jurisdiction in Europe before possible further expansion. Our long-term strategy is to harness technology and social impact to be the world's most loved insurance company.

Our Ability to Introduce New and Innovative Products

          Our growth will depend on our ability to launch new and innovative products that delight current and potential customers. Our insurance licenses, reinsurance construct and technology platform will enable us to provide a broad set of insurance products to consumers in the future. We may supplement existing products with adjacent or new standalone products that we can sell cost effectively to our existing customer base. Our success in bringing additional products to our customers depends on our ability to develop underwriting capabilities for different risk profiles, obtain and analyze relevant data and obtain regulatory approvals for our products and levels of pricing.

Ability to Manage Risk

          We manage risk through our data and machine learning processes, which become more developed as we repeatedly perform tasks, underwrite products, undergo claims procedures, purchase reinsurance and reevaluate our incentive structure. Data and signals continuously collected and analyzed by our machine learning capabilities identify and quantify risk across all aspects of our customer interaction, with the objective of reducing loss ratios. We must continue to decrease losses as a percentage of premium to achieve an optimal gross loss ratio. While our current reinsurance framework substantially ensures that our adjusted loss ratio will be approximately 60%, we must over time achieve and maintain that optimal gross loss ratio.

Seasonality

          Seasonal patterns can impact both our rate of customer acquisition and the incurrence of claims and losses.

          Existing and potential users move more frequently in the third quarter, compared to the rest of the calendar year. As a result, we may see greater demand for new or expanded insurance coverage, and increased online engagement resulting in proportionately more growth during the third quarter. We expect that as we grow our Number of Users, expand geographically and launch new products, the impact of seasonal variability on our rate of growth may decrease.

          Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter and tornados and hailstorms in the spring and summer.

The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns.

Components of our Results of Operations

Revenue

Gross Written Premium

          Gross written premium is the amounts received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for premiums ceded to reinsurance. The volume of our gross written premium in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies, and average size and premium rate of bound policies.

Gross Earned Premium

          Gross earned premium represents the earned portion of our gross written premium. Our insurance policies generally have a term of one year and premium is earned pro rata over the term of the policy.

Ceded Earned Premium

          Ceded earned premium is the amount of gross earned premium ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. Ceded earned premium is earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded earned premium is impacted by the level of our gross written premium and any decision we make to increase or decrease limits, retention levels and co-participations.

Net Earned Premium

          Net earned premium represents the earned portion of our gross written premium, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements. Premium is earned pro rata over the term of the policy, which is generally one year.

Net Investment Income

          Net investment income represents interest earned from fixed maturity securities, short term securities and other investments, and the gains or losses from the sale of investments. Our cash and invested assets are primarily comprised of fixed-maturity securities, and may also include cash and cash equivalents, equity securities and short-term investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premium we receive from our customers less payments on customer claims. Over time, we expect that net investment income will represent a more meaningful component of our results of operations.

Commission Income

          Commission income consists of commissions earned on policies written on behalf of third-party insurance companies where we have no exposure to the insured risk.

Loss and Loss Adjustment Expense ("LAE"), Net

          Loss and loss adjustment expense, net represent the costs incurred for losses net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying risks. Loss and LAE are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Loss and LAE may be paid out over a period of years.

Other Insurance Expense

          Other insurance expense consists primarily of amortization of premium taxes incurred on the successful acquisition of business written on a direct basis and merchant processing fees not charged to our customers. Other insurance expense also includes employee compensation, including stock-based compensation and benefits, of our underwriting teams as well as allocated occupancy costs and related overhead based on headcount.

Sales and Marketing

          Sales and marketing includes third-party marketing, advertising, branding, public relations and sales expenses. Sales and marketing also includes associated employee compensation, including stock-based compensation and benefits, as well as allocated occupancy costs and related overhead based on headcount. Sales and marketing costs are expensed as incurred.

          We plan to continue to invest in sales and marketing to attract and acquire new customers and increase our brand awareness. We expect that sales and marketing costs will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. We expect that, in the long-term, our sales and marketing costs will decrease as a percentage of revenue as we continue to drive customer acquisition efficiencies by and as the proportion of renewals to our total business increases.

Technology Development

          Technology development consists of employee compensation, including stock-based compensation and benefits, and expenses related to vendors engaged in product management, design, development and testing of our websites and products. Technology development also includes allocated occupancy costs and related overhead based on headcount. We expense technology development costs as incurred, except for costs that are capitalized related to internal-use software development projects and subsequently depreciated over the expected useful life of the developed software.

          We expect product technology development costs, a portion of which will be capitalized, to continue to grow in the foreseeable future as we identify opportunities to invest in the development of new products and internal tools and enhancement of our existing products and technologies that we believe will drive the long-term profitability of the business.

General and Administrative

          General and administrative includes employee compensation, including stock-based compensation and benefits for executive, finance, accounting, legal, business operations and other administrative personnel. In addition, general and administrative includes outside legal, tax and accounting services, insurance, and allocated occupancy costs and related overhead based on headcount.

          We expect to incur incremental general and administrative costs to support our global operational growth and enhancements to support our reporting and planning functions.

          Following the completion of this offering, we expect to incur significant additional general and administrative expense as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of                          , additional corporate and director and officer insurance expenses, greater investor relations expenses and increased legal, audit and consulting fees. We also expect to increase the size of our general and administrative function to support our increased compliance requirements and the growth of our business. As a result, we expect that our general and administrative expense will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue.

Income Tax Expense

          Our provision for income taxes consists primarily of foreign income taxes related to our Israeli operations. As we expand the scale of our international business activities, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future.

          We have a valuation allowance for our U.S. deferred tax assets, including federal and state NOLs. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income in the United States.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2017

          The following table presents our results of operations for the periods indicated:

	Year ended December 31,
	2017	2018	Change	% Change
	($ in millions)
Revenue
Net earned premium	$2.3	$21.2	$18.9	822%
Net investment income	0.1	1.3	1.2	1200%

Total revenue	2.4	22.5	20.1	838%
Expense
Loss and loss adjustment expense, net	1.7	15.2	13.5	794%
Other insurance expense	1.8	4.2	2.4	133%
Sales and marketing	12.7	41.9	29.2	230%
Technology development	2.3	4.7	2.4	104%
General and administrative	11.9	9.1	(2.8)	(24)%

Total expense	30.4	75.1	44.7	147%

Loss before income taxes	(28.0)	(52.6)	(24.6)	88%
Income tax expense	0.1	0.3	0.2	200%

Net loss	$(28.1)	$(52.9)	$(24.8)	88%

Net Earned Premium

          Net earned premium increased $18.9 million, or 822%, to $21.2 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was primarily due to the growth in gross written premium along with lower ceded premium rates under our reinsurance agreements.

          Premium growth in 2018 was due primarily to a 292% increase in net added users during the year driven by expansion of our geographic footprint and product offering. In 2018, we began writing policies in 12 additional states and the District of Columbia. We also saw a 28% increase in the APV of our portfolio of customers resulting from technology feature releases and the mix of underlying products.

          Ceded earned premium as a percentage of gross earned premium decreased to 16% for 2018, as compared to 34% for 2017 driven by lower rates under our reinsurance agreements.

	Year ended December 31,
	2017	2018	Change	% Change
	($ in millions)
Gross written premium	$9.0	$46.8	$37.8	420%
Ceded written premium	(1.3)	(5.6)	(4.9)	712%

Net written premium	7.7	41.2	32.9	396%
Change in unearned premium	(4.2)	(15.9)	(11.1)	231%
Gross earned premium	3.5	25.3	21.8	623%
Ceded earned premium	(1.2)	(4.1)	(2.9)	242%

Net earned premium	$2.3	$21.2	$18.9	822%

Net Investment Income

          Net investment income increased $1.2 million, or 1,200%, to $1.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was primarily driven by a higher average balance of investments during the year ended December 31, 2018. We mainly invest in cash, U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government.

Loss and Loss Adjustment Expense, Net

          Loss and LAE, net increased $13.5 million, or 794%, to $15.2 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was primarily driven by increased claims in line with premium volume growth.

Other Insurance Expense

          Other insurance expense increased $2.4 million, or 133%, to $4.2 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was primarily due to a $1.0 million increase in premium taxes driven by the increase in gross written premium, a $0.8 million increase in credit card processing fees as a result of the increase in users and associated premium and a $0.6 million increase in underwriting service provider expense attributable to increased data and actuarial support needs. These costs were partially offset by $0.4 million of capitalized deferred cost for the successful acquisition of business written on a direct basis.

Sales and Marketing

          Sales and marketing expense increased $29.2 million, or 230%, to $41.9 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. Expense related to brand and performance advertising, the largest component of our sales and marketing expenses, increased by $26.1 million, or 258%, in 2018 as compared to 2017, as a result of increased spending on search advertising and other customer acquisition channels. Employee-related costs increased by $1.7 million, or 87%, as compared to 2017, driven by an increase in sales and marketing headcount to support our continued growth and expansion into new markets.

Technology Development

          Technology development expense increased $2.4 million, or 104%, to $4.7 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. Employee-related expenses, including stock-based compensation, and consulting-related expenses, net of capitalized costs for the development of internal-use software, increased $1.7 million, or 88%, as compared to 2017, driven by an increase in payroll expense for product, engineering, design and quality assurance personnel to support our continued growth and product development initiatives, including automation, improvement in machine learning and geographic expansion.

General and Administrative

          General and administrative expense decreased $2.8 million, or 24%, to $9.1 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. After taking into account the impact of a stock-based compensation charge of $6.5 million recorded in 2017, general and administrative expense increased $4.7 million, or 82%, as compared to 2017. Employee-related expenses increased by $1.5 million, or 42%, as we increased finance, legal, business operations and administrative personnel to support the overall growth of the company and the infrastructure necessary to operate as public company. Occupancy costs increased $1.5 million, or 210%, as a result of new leases entered into to support the overall growth in headcount. Legal, accounting and other professional fees increased $1.4 million, or 104%, driven primarily by geographic expansion efforts.

Income Tax Expense

          Income tax expense increased $0.2 million, or 200%, to $0.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017 due to increased tax liability related to our Israeli operations.

Non-GAAP Financial Measures

          The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, operating revenue and Adjusted EBITDA should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

          Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (iv) review and assess the operating performance of our management team; (v) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (vi) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

Operating Revenue

          We define operating revenue as total revenue excluding net investment income. Operating revenue represents revenue generated by our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Operating revenue should not be viewed as a substitute for total revenue calculated in accordance with GAAP, and other companies may define operating revenue differently.

          The following table provides a reconciliation of total revenue to operating revenue for the periods presented.

	Year ended December 31,
	2017	2018
	($ in millions)
Total revenue	$2.4	$22.5
Net investment income	0.1	1.3

Operating revenue	$2.3	$21.2

Adjusted EBITDA

          We define Adjusted EBITDA as net loss excluding stock-based compensation, depreciation and amortization, net investment income, and income tax expense. We exclude these items from Adjusted EBITDA because we do not consider them to be directly attributable to our underlying operating performance. We use Adjusted EBITDA as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted EBITDA should not be viewed as a substitute for net loss calculated in accordance with GAAP, and other companies may define Adjusted EBITDA differently.

          The following table provides a reconciliation of Adjusted EBITDA to net loss for the periods presented.

	Year ended December 31,
	2017	2018
	($ in millions)
Net loss	$(28.1)	$(52.9)
Adjustments:
Stock-based compensation	$8.2	$2.1
Depreciation and amortization	0.0	0.1
Net investment income	(0.1)	(1.3)
Income tax expense	0.1	0.3

Adjusted EBITDA	$(19.9)	$(51.7)

Liquidity and Capital Resources

          As of December 31, 2018, we had $108.4 million in cash and short-term investments. From the date we commenced operations, we have generated negative cash flows from operations, and we have financed our operations primarily through private sales of equity securities. Excluding capital raises, our principal sources of funds are insurance premiums, investment income, reinsurance recoveries and proceeds from maturity and sale of invested assets. These funds are primarily used to pay claims, operating expenses and taxes. On April 8, 2019, we entered into a Series D Preferred Stock Purchase Agreement (the "Series D SPA") with new and existing investors. The Series D SPA allows for the sale of up to 7,107,930 Series D preferred stock of $0.00001 par value each, at a price per share of $42.20, for a total consideration of $300.0 million ("Series D Preferred Stock"). We expect to obtain regulatory approvals for the Series D Preferred Stock sale in June 2019. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditures needs over at least the next 12 months.

          Our cash flows used in operations may differ substantially from our net loss due to non-cash charges or due to changes in balance sheet accounts.

          The timing of our cash flows from operating activities can also vary among periods due to the timing of payments made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant. Therefore, their timing can influence cash flows from operating activities in any given period. The potential for a large claim under an insurance or reinsurance contract means that our insurance subsidiaries may need to make substantial payments within relatively short periods of time, which would have a negative impact on our operating cash flows.

          We are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders, meet debt payment obligations and pay taxes and operating expenses is largely dependent on dividends or other distributions from our subsidiaries and affiliates, whose ability to pay us is highly regulated.

          Our U.S. insurance company subsidiary is restricted by statute as to the amount of dividends that it may pay without the prior approval.

          Insurance companies in the United States are also required by state law to maintain a minimum level of policyholder's surplus. Insurance regulators in the states in which we operate have a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of the insurer's assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2018, the total adjusted capital of our U.S. insurance subsidiary was in excess of its respective prescribed risk-based capital requirements.

          The following table summarizes our cash flow for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2017	2018
	($ in millions)
Cash provided by (used in):
Operating activities	$(19.1)	$(40.8)
Investing activities	(12.7)	6.4
Financing activities	0.8	119.9

Change in cash, cash equivalents, and restricted cash	$(31.0)	$85.5

          Cash used in operating activities was $40.8 million for the year ended December 31, 2018, an increase of $21.7 million from $19.1 million in 2017. This reflected the $24.8 million increase in our net loss, partially offset by increases in unearned premiums, unpaid losses and loss adjustment expenses and accrued and other liabilities that outpaced the increases in premiums receivable and amounts expected to be recovered from our reinsurance partners. Cash used in operating activities was $19.1 million for the year ended December 31, 2017. This resulted from our net loss of $28.1 million, partially offset by non-cash charges and net cash provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of non-cash stock-based compensation. Net cash provided by changes in operating assets and liabilities primarily consisted of increases in premiums receivables and amounts expected to be recovered from our reinsurance partners, partially offset by increases in unearned premiums and unpaid losses and loss adjustment expenses. The increase in cash used in operating activities from the year end December 31, 2018 compared to the year ended December 31, 2017 was mostly due to the increase in our net loss, partially offset by an increase in current liabilities due to the growth of our business.

          Cash provided by investing activities was $6.4 million for the year ended December 31, 2018 due to the maturity of short-term investments in excess of purchases of fixed income securities. Cash used in investing activities was $12.7 million for the year ended December 31, 2017 primarily due to the purchases of fixed income and short-term securities in excess of sales and maturities.

          Cash provided by financing activities was $119.9 million and $0.8 million for the years ended December 2018 and 2017, respectively, which consisted almost exclusively of proceeds from the issuance of preferred stock, net of issuance costs.

          We do not have any current plans for material capital expenditures other than current operating requirements. We believe that we will generate sufficient cash flows from operations to satisfy our liquidity requirements for at least the next 12 months and beyond. To the extent our future operating cash flows are insufficient to cover our net losses from catastrophic events, we had $111.6 million in cash and investment securities available at December 31, 2018. We also have the ability to access additional capital through pursuing third-party borrowings, sales of our equity, issuance of debt securities or entrance into new reinsurance arrangements.

Contractual Obligations and Commitments

          The following table summarizes our contractual obligations and commitments as of December 31, 2018:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	($ in millions)
Unpaid losses and loss adjustment expense(1)	$13.1	$9.1	$3.9	$—	$—
Operating lease commitments	7.0	1.9	5.1	—	—

Total	$20.1	$11.0	$9.0	$—	$—

(1)
The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost of settling losses. As more fully discussed in "— Critical Accounting Policies — Unpaid losses and loss adjustment expenses", the estimation of the unpaid losses and loss adjustment expenses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid can be significantly different from the amounts disclosed.

          The amounts in the above table represent our gross estimates of known liabilities as of December 31, 2018 and do not include any allowance for claims for future events within the time period specified. Accordingly, we expect that the total amounts of obligations paid by us in the time periods shown will be greater than those indicated in the table.

Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

          Our financial statements are prepared in accordance with GAAP in the United States. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to unpaid loss and loss adjustment expense, reinsurance assets, stock-based compensation, income tax assets and liabilities, including recoverability of our net deferred tax asset, income tax provisions and certain non-income tax accruals. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

          We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 — Summary of Accounting Policies in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Unpaid loss and loss adjustment expense

          The reserves for loss and LAE represent management's best estimate of the ultimate cost of all reported and unreported losses and LAE incurred through the balance sheet date. Unpaid losses and LAE are based on the assumption that past developments are an appropriate indicator of future events. The incurred but not reported portion of unpaid losses and LAE is based on past experience and other factors.

          The estimate of the unpaid loss and loss adjustment expense relies on several key judgments:

  •
  the determination of the actuarial models used as the basis for these estimates;

  •
  the relative weights given to these models;

  •
  the underlying assumptions used in these models; and

  •
  the determination of the appropriate groupings of similar product lines and, in some cases, the disaggregation of dissimilar losses.

          Because actual experience can differ from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves.

          For property coverage, the nature of claims is generally a short reporting period with volatility arising from occasional severe events. The process for estimating and recording unpaid losses and LAE is dependent on historical reported claims, industry information, the frequency and latency of claims reported, and assumptions of current environmental factors.

          The following tables summarize our gross and net reserves for unpaid loss and LAE as of December 31, 2017 and 2018, respectively ($ in millions):

	December 31, 2017

	Gross	% of total	Net	% of Total

	($ in millions)
Loss and loss adjustment reserves
Case reserve	$1.3	64%	$—	0%
IBNR	0.8	36%	—	0%

Total reserves	$2.1	100%	$—	0%

	December 31, 2018

	Gross	% of total	Net	% of Total

	($ in millions)
Loss and loss adjustment reserves
Case reserve	$4.8	36%	$0.8	46%
IBNR	8.3	64%	1.0	54%

Total reserves	$13.1	100%	$1.8	100%

          We have assessed the impact of potential reserve deviations from our carried reserve at December 31, 2018. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. Due to our contractual arrangements with our reinsurers, the sensitivity analysis results in no change to our previous income or stockholders' equity.

          The amount by which estimated losses differ from those originally reported for a period is known as "Development."

          Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved, or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.

Gross Ultimate Losses and LAE

	($ in millions)
	Calendar Year		Development

Accident Year	2017	2018	2017 to 2018

2017	$4.7	$4.9	0.3
2018	N/A	28.3	N/A

			$0.3

Net Ultimate Losses and LAE

	($ in millions)
	Calendar Year		Development

Accident Year	2017	2018	2017 to 2018

2017	$1.7	$1.7	—
2018	N/A	15.2	N/A

			$—

Reinsurance assets

          The estimation of reinsurance recoverable involves a significant amount of judgment. Reinsurance assets include reinsurance recoverable on unpaid losses and loss adjustment expenses that are estimated as part of our loss reserving process and, consequently, are subject to similar judgments and uncertainties. This estimate requires significant judgment for which key considerations include:

  •
  paid and unpaid amounts recoverable;

  •
  whether the balance is in dispute or subject to legal collection;

  •
  the financial condition of a reinsurer (i.e., liquidated, insolvent, in receivership or otherwise subject to formal or informal regulatory restriction); and

  •
  the collectability of the reinsurance recovery for factors such as, amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

Income tax assets and liabilities, including recoverability of our net deferred tax asset

          The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

          We consider a number of factors to reliably estimate future taxable income so we can determine the extent of our ability to realize NOLs, foreign tax credits, realized capital loss and other carryforwards. These factors include forecasts of future income for each of our businesses and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and company-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization.

          On December 22, 2017, the President of the United States signed into law the Tax Act. The legislation significantly changes U.S. tax law by, among other things, lowering corporate income tax rates from 35% to 21%, effective January 1, 2018. GAAP requires companies to recognize the effect of tax law changes in the period of enactment. We evaluated all available information and made reasonable estimates of the impact of tax reform to substantially all components of our net deferred tax assets as of December 31, 2017. We finalized our accounting for the Tax Act during 2018 with no significant impact to earnings or deferred taxes.

Stock-based compensation

          We measure options granted to employees and directors based on the fair value on the date of grant and recognize the corresponding compensation expense related to those awards over the requisite service period, which is generally the vesting period of the respective award. We have only issued options with service-based vesting conditions and have recorded the expense for these awards using the straight-line method.

          We estimate the fair value of each option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make concerning the volatility of our common stock, the expected term of our options, the risk-free interest rate for a period that approximates the expected term of our options and our expected dividend yield.

Determination of the Fair Value of Common Stock

          As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering third-party valuations of our common stock as well as our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using the option-pricing method, or OPM, which used a combination of recent transactions in the Company's equity and income approach to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to shareholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

          Our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

  •
  the prices at which we sold preferred shares and the superior rights and preferences of the preferred shares relative to our common stock at the time of each grant;

  •
  our stage of development and our business strategy;

  •
  external market conditions affecting the industry, and trends within the industry;

  •
  our financial position, including cash on hand, our historical and forecasted performance and operating results;

  •
  the lack of an active public market for our common stock and our preferred stock;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions;

  •
  the analysis of IPOs and the market performance of similar companies in the industry;

  •
  the market value of equity interests in similar corporations and other entities engaged in businesses substantially similar to ours; and

  •
  competitive developments.

          The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

          Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock. Based on the initial public offering price per share of $             , the aggregate intrinsic value of our outstanding stock options as of December 31, 2018 was $              million, with $              million related to vested stock options.

Options Granted

          The following table sets forth by grant date the number of shares subject to options granted from January 1, 2018 through December 31, 2018, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of shares subject to option granted	Per share exercise price of options	Fair value of common stock on grant date	Per share estimated fair value of options on grant date

3/28/18	228,500	$5.26	$5.26	$2.65
4/11/18	72,000	$5.26	$5.26	$2.66
5/25/18	96,000	$5.26	$5.26	$2.66
7/11/18	55,500	$5.26	$5.26	$2.67
7/12/18	150,000	$5.26	$5.26	$2.67
10/7/18	461,000	$5.26	$5.26	$2.70
12/6/18	111,000	$5.74	$5.74	$2.91

Valuation of preferred stock warrant liability

          In connection with a consulting services agreement that we entered into in 2016, we issued warrants to purchase shares of our Series A convertible preferred stock. We classify these warrants as liabilities on our consolidated balance sheets as these warrants are freestanding financial instruments related to shares that are contingently redeemable, and which may require us to transfer assets upon exercise. The warrants were initially recorded at fair value on the date of grant, and they were subsequently remeasured to fair value at each balance sheet date until the warrants were fully exercised in 2018. Changes in fair value of the warrants were recognized as a component of general and administrative expense in our consolidated statements of operations.

          We utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value these warrants. We assess these assumptions and estimates as we obtain additional information impacting the assumptions. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of our Series A preferred stock, risk-free interest rate, expected dividend yield, expected volatility of the price of the underlying stock and the remaining contractual term of the warrants. The most significant assumption in the Black-Scholes option-pricing model impacting the fair value of the warrants is the fair value of our Series A convertible preferred stock as of each remeasurement date. We determine the fair value per share of the underlying stock by taking into consideration our most recent sales of our stock as well as additional factors that we deem relevant. We have historically been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.

Recently Issued and Adopted Accounting Pronouncements

          See "Note 2 — Recent Accounting Pronouncements" in the Notes to Consolidated Financial Statements included in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

          Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Our primary market risk has been interest rate risk associated with investments in fixed maturities. We do not have material exposure to commodity risk.

          We are also exposed to credit risk on our investment portfolio. We manage the exposure to credit risk in our municipal and corporate bond portfolio by investing in high quality securities and diversifying our holdings.

          We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment grade fixed maturity securities. As of March 31, 2019, none of our fixed maturity portfolio was unrated or rated below investment grade.

Inflation Risk

          Inflationary factors such as increases in overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expenses as a percentage of revenue, if the selling prices of our products do not increase with these increased costs.

Election Under the Jumpstart Our Business Startups Act of 2012

          The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.

          The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance. Our utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

BUSINESS

Our Mission

          Harness technology and social impact to be the world's most loved insurance company.

Overview

          Lemonade is rebuilding insurance from the ground up, on a digital substrate and an innovative business model. By leveraging technology, artificial intelligence and behavioral economics, we are making insurance more delightful, more affordable and more socially impactful. We have built a vertically-integrated company, with wholly-owned insurance carriers in the United States and the European Union, and the full technology stack to power them.

          With Lemonade, an engaging 90 second chat with our bot, AI Maya, is all it takes to get covered with renters or homeowners insurance, while another bot, AI Jim, pays claims in as little as three seconds. This breezy experience belies the extraordinary technology that enables it: a state-of-the-art platform that spans marketing to underwriting, customer support to claims processing, finance to regulation. Our architecture melds artificial intelligence with the human kind, and learns from the prodigious data it generates, to become ever better at delighting customers and quantifying risk.

          In addition to digitizing the entire insurance process, we also reduce costs and increase trust through charitable giving. In a departure from the traditional insurance model, we keep 25% of premiums as a flat fee, diminishing the conflict between paying claims and making a profit, and, during our annual Giveback, donate leftover underwriting profits to nonprofits selected by our customers.

          As our customers move up the economic ladder, their insurance needs evolve to higher-value products: renters regularly acquire more property and frequently upgrade to successively larger homes. These progressions can trigger orders-of-magnitude jumps in insurance premiums.

          The result is a business with highly-recurring and naturally-growing revenue streams; a level of automation that delights consumers while collapsing costs; and an architecture that generates and employs data to price and underwrite risk with ever-greater precision to benefit our company, our customers and their chosen nonprofits.

          This powerful trifecta has been reflected in our rapid growth since our product launch in late 2016. As of December 31, 2017 we had 79,530 customers, compared with 311,648 at the end of 2018. Our revenue was $2.4 million in 2017, compared to $22.5 million in 2018. We incurred net losses of $28.1 million and $52.9 million in fiscal years 2017 and 2018, respectively. See "Prospectus Summary — Summary Consolidated Financial Data."

Why We Love Insurance

          Insurance is one of the largest industries in the world. Property, casualty and life insurance premiums amount to approximately $5 trillion globally, and account for 11% of gross domestic product in the United States.

          The scale of the industry is an indicator of the essential role insurance plays in our economy and society. Most homes, cars and businesses in the United States have some type of insurance coverage. Laws, lenders and landlords often mandate insurance, making it a non-discretionary product that remains largely unaffected by economic cycles. We believe people typically buy insurance for their entire adult life, often from the same company, resulting in highly-recurring and naturally-growing revenue streams.

          These dynamics have produced large, enduring businesses. In the United States, 12 of the Fortune 100 companies are insurance companies and they are 125 years old on average. More remarkably, while the world's top insurance companies each generate over $100 billion in revenue, no single company has a market share greater than 5%, underscoring the sheer scale of the industry.

          Insurance is, at its core, a social good. At a mathematical level, insurance is about a community of people pooling their monies to help their more unfortunate members in their hour of need. This safety net affords individuals the peace of mind they need to buy a home, go on vacation or open a business. Put differently: insurance allows people to trade the risk of a disastrous loss in the future for the certainty of an affordable loss now. It is a trade that enables the very fabric of contemporary society.

Why We Love Technology

          Technology pushes the frontier of what is possible. It changes what we can measure, the efficiency with which we work and the speed with which we communicate. As our capabilities advance, consumers come to expect and demand more. Measurement begs for personalization; efficiency calls for lower prices; speed demands better service. Experiences that once seemed reasonable, turn frustrating.

          These unrelenting forces have transformed industry after industry, and are poised to do the same for insurance. Incumbents are wise to this, and work valiantly to graft new technologies onto their established businesses. But generations of legacy make that hard: vast networks of brokers, decades of cumulative investment in disparate IT systems, corporate cultures adapted for legacy preservation rather than business transformation and policy-centric rather than customer-centric organizations. Each has their historical reasons, but all seem maladapted today.

          This divergence of fortunes — amazing industry, encumbered incumbents — creates space for a new kind of insurance company, one built from scratch on a digital substrate, a contemporary business model and no legacy. It is this secular shift that our strategy is designed to exploit.

Our Strategy

          We seek to capitalize on the structural advantages inherent in being a digitally-native, customer-centric and vertically-integrated insurance company by:

  1.
  harnessing our delightful experience, aligned values and advantaged cost structure to appeal to consumers broadly, and particularly to the next generation of consumers, whom incumbents struggle to serve;

  2.
  growing with those customers as their insurance needs increase naturally and substantially throughout adulthood;

  3.
  all the while leveraging our closed-loop system, by which copious amounts of data we generate make our business ever faster, cheaper, and more precise, to further delight consumers and extend our competitive advantage as we grow.

Appeal to the Next Generation of Consumers

          While the rest of the industry typically appeals to established consumers with the 'I switched and I saved' value proposition, we are competing with non-consumption, attracting consumers incumbents want most, but doing so years before they are ripe for legacy providers.

          Approximately 70% of our customers are under 35, and roughly 90% did not switch from another carrier. Based on our internal survey, less than three years since our launch, our market share among first time buyers of renters insurance appears to be higher than the market share of most (perhaps all) leading incumbents. We have achieved this outsized share among newer cohorts through a three-pronged consumer value proposition: delightful experience, aligned values and great prices.

Delightful Experience

          We bring insurance to the mobile-first, digitally-native world. Our playful bots make for a fun and intuitive interaction at any age, all the more so to a generation that grew up with a smartphone. The median time to get a bindable renters insurance quote from Lemonade is 90 seconds, and it's under three minutes for a homeowners quote. Claims are also filed through our app, which our claims-bot pays in as little as three seconds.

          Companies built on human brokers and claims agents have many strengths, no doubt, but appealing to millennials and Gen Zers is not chief among them.

Aligned Values

          Our status as a Certified B Corp and our commitment to aligning incentives through social impact, serve as the foundation for our fundamentally reimagined relationship with our customers. Thanks to our reinsurance agreements, we retain a flat fee of 25% of the premiums we collect even in years with heavy claims. If money is left over after paying claims, we give back excess funds to nonprofits selected by our customers, ensuring that we do not have an incentive to deny legitimate claims. This alignment of incentives and values enjoys universal appeal, but is especially potent among younger consumers who are particularly distrustful of institutions and committed to interacting with brands whose values align with their own.

Great Prices

          Architected from the ground up to be direct, fully digital, highly automated and constantly learning, our technology allows us to target, convert and serve customers more efficiently than the typical incumbent. This structural cost advantage is especially pronounced in entry-level renters insurance, where operational costs for incumbents can eclipse claims cost as a percentage of premiums. Given these inbuilt advantages, our entry-level renters insurance product is often 50-75% cheaper than equivalent policies of incumbents, a huge advantage when competing for younger, more price-sensitive consumers.

          In the United States, insurance pricing must be approved by regulators who seek to ensure policies are not sold below cost. This means that our structural cost advantage cannot be blunted by competitors simply through subsidies.

Grow with our Customers

          Unlike many other products or services, the need for insurance grows in line with the wealth of its customers, as asset accumulation over time naturally translates into higher insurance spend. According to the Federal Reserve, the median net worth of an American under the age of 35 is about $11,000. By their 40s and 50s, their net worth has grown by 10 to 15 times, and that growth peaks at 25 times after the age of 75.

          This progression is reflected in our current book of business. As of May 31, 2019, the average age of a Lemonade customer with an entry level $60 a year policy — corresponding to $10,000 of possessions — is around 30 years old. This climbs towards 40 for customers with policies of about $600, and among the handful of customers paying approximately $6,000 a year, the median age is around 55 years old.

          We have historically spent less than $1 in customer acquisition costs, on average, for every $1 of recurring revenue. Given our participatory economic model, we believe that the lifetime value of our customers is significantly higher than our cost of acquiring them, and our ability to acquire them earlier, at a stage that incumbents struggle to, should pay dividends for decades to come.

          While it will be a lifetime before our current customers complete their journey with Lemonade, after a short three years in the market there are multiple indicators of our ability to delight customers, which we believe will translate into high retention rates:

  •
  We enjoy a net promoter score ("NPS") of approximately 70 in an industry that typically scores much lower. For reference, global NPS standards classify 50 NPS as excellent and 70 NPS as world-class and many of the world's largest financial institutions have single digit or negative NPS.

  •
  We are routinely ranked first or second on prominent customer review sites, out of hundreds of providers of renters insurance.

  •
  Our app is ranked 4.9 out of 5.0 by more than 15,000 reviewers on Apple's app store, placing us above Amazon, Netflix, Spotify and Uber in customer satisfaction.

  •
  Our customers tweet about Lemonade in tones and volumes unprecedented in insurance. One study concluded that "In an industry where most insurance companies receive less than 1% of their traffic from social media, lemonade.com is a clear outlier with over 17% of their traffic coming this way in 2017."

          Our favorable rankings against industry benchmarks, including customer reviews, social media and NPS, bode well for our ability to match, if not outpace, the strong retention metrics common in this industry.

Capitalize On Our Closed-Loop System

          We operate our own full-stack P&C insurance carriers in both the United States and the European Union, built on top of a unified, proprietary, state-of-the-art technology platform. This vertical integration not only affords us an advantage in cost and speed, but creates a system that learns as it goes, extending these advantages with every rotation of the flywheel.

          Our digital platform delights consumers, fueling rapid growth, which spawns highly predictive data, that our machine learning crunches to make our platform even better at evaluating risk and delighting consumers, fueling further growth ... and so on.

          Case in point: a standard home insurance policy in the United States is based on a form with between 20 and 50 fields (name, address, birthday ... etc.), and so between 20 and 50 data points are what a typical broker-based insurance company will generate per policy. We developed a fundamentally different approach to customer onboarding, leveraging our digital substrate and chatbots to do away with forms altogether. Replacing brokers with bots brings conspicuous advantages in terms of cost and speed, and inconspicuous advantages in terms of data: AI Maya typically asks only 13 questions before giving a bindable quote for home insurance, but the interaction generates close to 1,700 data points.

          Traditional insurers often have centuries of data, but our bots collect many times more data, affording us a strategic advantage. Furthermore, the power of our system goes beyond the sheer tonnage of data it generates, as we are able to put data to work in ways legacy systems cannot. Our systems are entirely integrated, so data generated in a customer support interaction can inform the claims process, while claims data routinely impacts marketing campaigns, and so forth. Likewise, our bots do not merely collect data, but also adapt in real time in response to the data they collect.

          The power of big data and machine learning is evident across the modern economy, but there is reason to believe their impact on insurance will run deeper than elsewhere. On ecommerce sites,

for example, artificial intelligence can transform the buying experience of a new camera, but the device that arrives 2 hours later is indistinguishable from the one being sold on main street. Artificial intelligence recommends songs and movies on entertainment apps, but Sgt. Pepper sounds the same today as it did in 1967. In short, most industries sell either atoms or electrons, and these are largely impervious to machine learning. The core product of insurance is different: it is a probability algorithm, and data and artificial intelligence can absolutely transform algorithms. In insurance, data science is not helpful to the business, it is the business.

          This feedback loop — delighted consumers drive growth, generating big data that feeds machine learning, that improves the platform to the delight of consumers — is visible in the continuous improvement in our key performance indicators since our launch:

  •
  Our gross loss ratio has fallen dramatically since the first quarter of 2017, even as our CAGR of ARR over this period topped 700%.

  •
  During the same period our APV for renters insurance more than doubled, even as our conversion rate for these policies grew by 58% (quote to purchase).

          One would expect growth and risk to be inversely correlated. To acquire more customers, most companies are forced to become less discerning, causing them to pay for that topline growth with greater losses. Similarly, average price and conversion rates live in tension, as it is usually lower prices that drive higher conversion. Seeing growth, risk, purchase value and conversion all improve dramatically and concurrently, therefore, suggests that the machine is working.

          Incumbents typically release improvements to their system's software a handful of times a year, whereas we averaged almost three code releases per day in 2017, five code releases per day in 2018, and over seven daily releases per day currently. This accelerating flywheel demonstrates our deep structural differences, and suggests the already palpable gap is more likely to expand over time than to contract.

Our Business Model

          At the foundation of our business model is a direct, digital, customer-centric experience that delivers rapid growth and strong retention. Our customer centricity runs deep, and our underlying economic model is designed to align interests between us and our customers. This technology-first customer acquisition and retention strategy, combined with our unconflicted economic model, results in a highly attractive financial model.

          We leverage technology in everything we do. More than 93% of homeowners insurance policies in the United States are sold via agents, making a platform that finds, onboards and digitally serves consumers end-to-end very much an outlier. Our digital substrate enables us to integrate marketing and onboarding with underwriting and claims processing, collecting and deploying data throughout, to constantly drive efficient customer acquisition, enhance the experience and mitigate risk. This approach results in significant, rapid scale without forfeiting the customer experience.

          To align our interests with those of our customers, encourage good behavior and build a long-term relationship based on mutual trust, we have decoupled our financial incentives from variability in claims. We take a flat 25% fee from each dollar of premiums, leaving the remaining 75% to cover claims (up to 60%), pay reinsurers (approximately 15%), and Giveback any residual amount to a nonprofit of our customers' choosing. Unlike our competitors, we do not have an incentive to deny legitimate claims (as we strive to Giveback, rather than pocket, leftover monies). Generally, claims in excess of 60% are paid for by our reinsurers. As a result, we believe customers are less inclined to embellish claims as they would be hurting a nonprofit they care about, rather than an insurance company they do not.

          Strong retention rates and a subscription-based model create highly-recurring revenue streams, ensuring stability in our topline results. Our flat-fee model, in turn, eliminates the bottom-line volatility inherent in traditional insurance companies, where profits quite literally depend on the weather. With our reinsurance agreements offloading residual claims (above 60% of premiums), and our Giveback policy offloading residual premiums, we have two powerful ballasts that create our predictable adjusted gross margin of approximately 25%.

          This combination of a customer-focused onboarding experience, a customer-aligned economic model and a participatory revenue stream that grows alongside our customers' insurance needs, has created a sustainable financial model that we are proud of. Over time, we believe our platform will continue to efficiently acquire new customers and give us the ability to service them at a lower cost, and with higher satisfaction levels, than the industry at large.

Our Technology

Data Advantage

          The birth of modern statistics is usually dated to 1662, when John Graunt calculated the probabilities of Londoners surviving to a given age. Lloyds of London started shortly thereafter, and insurance and statistics have co-evolved ever since. Right up to the end of the 20th century, insurance companies were the bastions of the world's data and home to its greatest statisticians. But in the 21st century, supremacy in data and statistics has moved to tech companies, throwing into sharp relief one of the structural challenges traditional insurers face.

          It is not that incumbents cannot hire data scientists and machine learning experts. It is that these experts' power lies in their ability to extract prophetic insights from inhuman quantities of data. Broker-based insurance companies were never architected to capture big data, nor to fully leverage the insights these can generate. Lemonade was.

          Our proprietary and entirely integrated technology stack is thus a key enabler of our strategy and business model. Interactions with our customers across our platform generate a trove of data, which in turn improves interactions with our customers across our platform.

AI Maya

          AI Maya, our playful onboarding and customer experience bot, uses natural language to guide customers through an easy and fun process of joining Lemonade. Maya handles everything, from collecting information and personalizing coverage to creating quotes and facilitating payments securely. 100% of our policies are sold by AI Maya. By asking customers a limited number of high-impact questions, and adapting based on their responses, AI Maya is able to dramatically reduce onboarding times while still collecting the data that is central to our continuous improvement.

AI Jim

          AI Jim is our claims bot, and over 97% of the time, it is AI Jim that will take the first notice of loss from a customer making a claim. AI Jim then assigns claims to claims experts, analyzing each expert's specialty, qualifications, workload and schedule before assigning them a claim. Currently, AI Jim handles the entire claim through resolution in approximately a third of cases, paying the claimant or declining the claim without human intervention (and with zero claims overhead, known as LAE). Even where human escalation is needed, AI Jim does much of the heavy lifting so our human employees can settle claims and support customers in their hour of need as quickly and smoothly as possible.

          The claims process represents the most acute pain point in the insurance experience, and it is where animosity toward the industry is most commonly cultivated. Re-imagining claims for the benefit of the customer, by aligning interests and incentives and by removing friction, hassle, cost and delays, is therefore a key driver of our leadership in customer satisfaction.

          Our customer facing bots, AI Maya and AI Jim, deliver a superior experience, at a fraction of the cost, all the while collecting and utilizing far more data than their human counterparts of the incumbents. A similar construct powers the rest of the company. Our 'behind the scenes technology' is driven by three key proprietary applications: CX.AI, Blender and Cooper.

CX.AI

          CX.AI is our artificial intelligence and bot platform built to understand and instantly resolve customer requests without human intervention. Customers often require assistance, ranging from coverage questions to performing changes to their policy, such as adding a spouse, setting coverage amounts, changing payment methods and adding newly purchased items. CX.AI uses Natural Language Processing to analyze and learn customers' requests, helping them perform a growing set of tasks.

          One example of the dramatic efficiency boost CX.AI brought is the 'moving' feature. Up until December 2018, a large number of customer requests were opened by customers moving. As soon as we 'taught' CX.AI to handle moving requests, we saw an 87% drop in the number of moving-related tickets sent to our human Customer Experience ("CX") team. CX.AI understands what customers want, asks for the information it needs, and takes it from there. It cancels the existing policy when the time is right, evaluates the risk of the new address, prices it, processes the payment and sends the new policy to the customer by email. This entire process takes a few seconds.

          This story repeats itself time and again, so that while in Q1 2018 only 7% of our customer inquiries were resolved by CX.AI, that number more than tripled by the end of Q1 2019.

          Cooper, Blender and CX.AI, together with AI Maya and AI Jim, run atop our Customer Cortex. The Customer Cortex, like a central nervous system, is the place where all data about our customers is transmitted, continuously analyzed and then used by all five applications.

Blender

          Blender is a robust, insurance management platform that we built with customer centricity and exponential efficiency in mind. This is a built-from scratch, cutting edge backend system, designed as a single, cohesive and streamlined management tool for our customer experience, underwriting, claims, growth, marketing, finance and risk teams. When a claims specialist logs in to Blender, for example, they instantly see all claims assigned to them by AI Jim. Blender then provides them with instructions for next steps, and when possible, includes coverage determinations, and alerts of suspicious activity. Critically, they will also see a stunning amount of information about the users' behavior patterns and their claim, background information, risk indicators, insurance history and much more. If a vendor is needed, for example, to assess the damage, all appropriate suppliers will pop up in Blender, and can be dispatched to the field, and paid, at the push of a button. Blender brings similar integrated, customer-centric and focused workflows to the other teams as well.

Cooper

          Cooper is our internal bot (we like to think of him as our own Jarvis) who runs important parts of our company. Cooper handles complex and repetitive tasks, from helping our customer experience team handle lengthy, manual processes such as processing paper cheques, to automatically running tens of thousands of tests on each release of our software. Cooper continuously analyzes spectrometry imaging beamed from NASA's satellites, alerting our underwriting team to emerging wildfires in real time; Cooper collates and formats materials for our regulatory filings; and he even handles most of our engineering task allocation, code deployment, Q&A and more. Cooper makes our team dramatically more efficient and keeps evolving and learning with time.

Growth Opportunities

Acquire more customers

          About 90% of our current customers indicated that they were not switching to Lemonade from another carrier. We are well positioned to grow our customer base by continuing to attract first time buyers, an underserved population replenishing every year. This is a segment where we enjoy structural advantages that have already allowed us to leapfrog legacy providers to become one of, if not the, market share leader.

          Our delightful experience and competitive pricing also attract customers who switch from their existing carriers. Our bot automatically files the necessary paperwork to cancel a customer's old policy, removing what is typically the primary barrier to switching. As we continue to strengthen brand recognition and execute our marketing strategy, we will look to increase the number of customers migrating to the Lemonade platform.

Grow within our existing customer base

          As our customers move up the economic ladder, their insurance needs evolve to higher value products: renters continuously acquire more property and frequently upgrade to successively larger homes. These progressions regularly trigger orders of magnitude jumps in insurance premiums. We aim to provide an unmatched user experience in order to retain customers throughout their lifespan, expanding their lifetime value without incurring any incremental costs of acquisition.

Expand to new products

          Our strategy of growing with our customers also lends itself to expanding into new lines of insurance, as lifecycle events trigger the need for additional insurance products.

          Happily, our regulatory framework, technology stack and brand are all extensible to new lines of insurance, and we anticipate that these will contribute to our growth in the future.

Expand to new geographies

          We acquired our first customer in New York in late 2016, and within a two-year span captured an approximately 5% share of the New York renter's insurance market while expanding reach to dozens of states across the United States. As of May 31, 2019, we were licensed to operate in states covering 82% of the U.S. population, and were actively selling policies in states covering 66% of the U.S. population. Our strong brand and unique business model drive rapid growth and allow us to quickly gain share in new markets. We also hold a pan European license, allowing us to passport into and sell in 28 countries across Europe.

          The Lemonade platform is inherently multilingual and agile by design, so that we can effortlessly expand into new markets both within the United States and internationally. Our two largest markets today, Texas and California, have zero Lemonade employees in-state, underscoring the highly scalable nature of our business. Consequently, we have a unique opportunity to leverage our technology to rapidly and seamlessly reach customers in new geographies.

Our Product Offerings

Renters and Homeowners Insurance

          We currently offer our products to renters and homeowners in the United States. The insurance we offer covers stolen or damaged property, and also covers personal liability, which protects our customers if they are responsible for an accident or damage to another person or their property. In a number of states, we also offer landlord insurance policies to condo-owners and co-op owners who rent out their property less than five times a year to protect their real and personal properties. We are currently licensed to conduct our insurance business in 34 states of the United States and operate in 24 of those states.

          The full Lemonade experience is available through our iOS and Android app, as well as through our website. Before a customer purchases one of our policies, we allow the customer to see a summary of their coverage and a sample policy. We also enable the customer to reconfigure their coverage and other policy settings, such as the deductible and start date. After payment via a credit or debit card, we instantly issue the customer their policy documents and send it to them via email. From start to finish, the entire process is completed digitally.

          Our products automatically cover all residents of a household who are related to the customer by marriage, blood, or adoption. In addition to the base coverage we offer for personal property, electronics, furniture and clothing, our customers can purchase extra coverage to protect against accidental loss, damage and theft, worldwide, of their jewelry, fine art and other personal property.

Giveback Feature

          The Giveback is our unique feature, whereby each year we aim to donate leftover money to causes our customers care about. After our customers purchase a policy, we ask them to designate a charitable cause for us to support with the residual premium from their policy (the "Giveback"). We will only donate to causes organized for any one or more of the purposes set out in Internal Revenue Code Section 501(c), provided that no part of the Giveback will inure directly to the benefit of any private individual.

          We record the total premiums paid by the members of each cohort, deduct a flat fee, use some premiums to purchase reinsurance and use a portion of the remainder to pay claims. Every 12 months the total claims incurred by the members of each cohort are set against the total earned premiums remaining to the credit of that cohort after the aforementioned deductions. After consideration is given to the payment of the Giveback amount and provided that we pass the financial ratio tests required by our regulators, we donate a portion of the funds remaining to the charitable cause selected by that cohort. The Giveback is paid only if payment is authorized by Lemonade Insurance Company's board of directors in its discretion and consistent with their duty of care. The Giveback is not a contractual obligation of Lemonade Insurance Company to any customer or to any cause, and customers cannot take a tax deduction on account of the donations.

          Although new and untested, we believe that donating a portion of the money left over after paying claims to nonprofits will discourage fraud and promote greater trust between us and our customers.

Our Vertically-Integrated Platform

Sales and Marketing

          Our goal is to increase brand awareness and the number of customers migrating to our platform by utilizing a number of marketing channels to aid our direct-to-customer sales model. Our primary channel of advertisement is the internet, where we promote our ads and services through various media and social media platforms, including Facebook and Instagram. We also use the data generated in customer support interactions to constantly refine and improve our marketing campaign. We conduct drip campaigns via email to follow-up with those who have inquired about us or started the on-boarding process. Additionally, we enter into marketing agreements with parties who have access to potential customers, including apartment building owners and property management companies, which allows us to strategically target new move-in's and current residents. Despite spending approximately $41.9 million on sales and marketing in fiscal 2018, we were among one of the most searched for insurance companies on Google, showing stronger brand awareness than the majority of incumbent insurance companies, who often spend above $500 million a year on advertisements.

Underwriting

          Our digital platform enables us to ask fewer questions of our customers but derive many times more data points from each customer interaction than our competitors do. Our underwriting process involves collecting this information, classifying and evaluating each individual risk exposure, assessing the impact of the risk on our existing portfolio and pricing the risk accordingly.

Claims Process

          Powered and driven by our technology, our claims process is conducted via our digital platform, which includes our iOS and Android mobile apps. Claims can be substantiated with receipts, notes of where and when the item was purchased, and in certain cases, police reports. We also ask the customer to record a video explaining their claims to enhance the claims review process. After the customer completes a claim report on our mobile app, the customer is asked to enter bank account wire information. If the claim is approved, a payment is issued, minus the amount of the deductible, and deposited directly into the customer's account. Claims are commonly paid and declined through our claims-bot, AI Jim, within seconds.

          While a meaningful portion of simple property claims are paid almost instantly, in many cases the incident is fully reviewed before the claim is approved, and certain property damage claims or liability claims may take longer to settle. In an event that requires immediate assistance or temporary housing as a result of fire, ongoing water damage or any other structural damage that leaves the customer's home exposed, we call the customer to assess the situation and provide emergency services, such as water or fire damage cleanup, temporary housing, or a designated specialist.

Reinsurance

          Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. We use approximately 15% of each dollar of premiums collected from customers to purchase reinsurance. Our reinsurance program indemnifies us against large individual losses and accumulation of losses that exceed the probable worst case scenario 60% of policy premium that we reserve to pay claims. Our reinsurers include leading reinsurance companies like Allianz, AXA, General Reinsurance, Hannover, Hiscox, Lloyds, Markel, Munich, Transatlantic and XL Reinsurance America.

          Our primary reinsurance contract, the Aggregated Excess of Loss Reinsurance Contract, effective as of July 1, 2017 (the "Reinsurance Contract"), was issued to Lemonade Insurance Company by Allianz, AXA, General Reinsurance, Hannover, Hiscox, Lloyds, Markel, Munich, Transatlantic and XL Reinsurance America (the "Reinsurers"). The Reinsurance Contract has a three-year term ending on July 1, 2020. The Company may terminate a Reinsurer's percentage share in the Reinsurance Contract at any time by giving written notice to the Reinsurer in the event of a number of circumstances. Each Reinsurer's share in the interest and liabilities related to the Reinsurance Contract varies with Lloyds's share being the largest at 22.5%. The Reinsurers are severally, but not jointly, liable under the contract. For the contract years beginning July 1, 2018 and 2019, the Reinsurance Contract provides that the reinsurers are liable up to 125% of actual gross net earned premium, subject, in the case of the contract year beginning July 1, 2018, to a maximum of $105 million and, in the case of the contract year beginning July 1, 2019, a maximum of $190 million.

Competition

          The homeowners and, to a lesser extent, the renter insurance industries in which we operate are highly competitive. While we believe we are well positioned to execute our business model and reinvent insurance, we face significant competition from traditional insurance companies such as, Allstate, Farmers, Geico, Liberty Mutual, State Farm and Travelers. Although we are tapping into markets that our competitors have been unable to reach, the incumbent insurance companies are larger than us and have significant competitive advantages over us, including increased name recognition, higher financial ratings, greater resources and additional access to capital and offer more types of insurance products, such as auto and life, than we currently do. In particular, unlike us, many of these competitors offer consumers the ability to purchase renters, homeowners and multiple other types of insurance products and "bundle" them together, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices.

          We also compete with new market entrants. Competition is based on many factors, including the reputation and experience of the insurer, coverages offered, pricing and other terms and conditions, customer service, relationships with brokers and agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings, among other considerations. We believe we compete favorably across many of these factors, and have developed a digital platform and business model based on artificial intelligence and behavioral economics that we believe will be difficult for incumbent insurance providers to emulate.

Intellectual Property

          The protection of our technology and intellectual property is an important aspect of our business. We intend to rely upon a combination of trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention of work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

          As of March 31, 2019, we do not own any U.S. or foreign patents and do not have any U.S. or foreign patent applications pending. As of March 31, 2019, we held three registered trademarks in the United States, including the Lemonade mark. As of March 31, 2019, we do not have any U.S. or foreign trademark applications pending. As of March 31, 2019, we held three copyrights in the United States, covering certain videos, texts, photographs and artwork displayed on our mobile app and website. We continually review our development efforts to assess the existence and patentability of new intellectual property.

          Intellectual property laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Corporate Structure

          Lemonade, Inc. is a public benefit corporation organized under Delaware law. It provides certain personnel, facilities and services to each of its subsidiaries, all of which are 100% owned, directly or indirectly, by Lemonade, Inc. The group consists of the following entities, which support Lemonade, Inc.'s U.S. and E.U. operations: (1) Lemonade Insurance Company, an insurance corporation organized under New York law; this company issues insurance policies and pays claims; it is licensed and regulated as a stock property and casualty insurance company in New York and in all other states where our insurance products are available; (2) Lemonade Insurance Agency, LLC, a limited liability company organized under New York law; this company is licensed as an insurance agent in New York and in all other states where our insurance products are available and it acts as the distribution and marketing agent for Lemonade Insurance Company and provides certain underwriting and claims services, and receives a fixed percentage of premiums for doing so; it also acts as agent for other insurance companies in distributing their insurance, for which it receives various percentages of premiums; (3) Lemonade Ltd., a company organized under the laws of Israel; this company provides technology, research and development, management, marketing and other services to the companies in the group, charged on a "cost plus" basis; and (4) Lemonade B.V., a Netherlands private limited liability company.

          Lemonade, Inc. provides personnel, facilities and services to Lemonade Insurance Company in return for actual cost. Lemonade Insurance Agency, LLC provides services to Lemonade Insurance Company on a fixed percentage of premium revenue. This includes the services of Lemonade Ltd. as well as the services of third parties with whom Lemonade, Inc. or Lemonade Insurance Agency has contracted. In addition, Lemonade, Inc. provides Lemonade Insurance Agency, LLC with accounting, tax, auditing, underwriting, claims, marketing and functional support services.

          The chart below displays the structure described above, to be in effect prior to and following the completion of this offering:

Culture and Values

          Our status as a Certified B Corp and commitment to charitable giving distinguish us from our competitors and promote a relationship among our employees and customers founded on trust. Our company culture flows out of our business model, which aims to transform insurance from a zero sum game to an industry in which insurers and insureds can benefit in tandem. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. We value the power of creativity and encourage and support the sharing of ideas to enhance our business model. Like the industry in which we operate, we know the importance and value of a community pooling its resources together for the public good. We value inclusivity, respecting differences and seamless teamwork in every facet of our business.

Certified B Corp Status

          While not required by Delaware law or the terms of our certificate of incorporation, we have been designated as a "Certified B Corp"TM. The term "Certified B Corp" does not refer to a particular form of legal entity, but instead refers to companies that are certified by B Lab, an independent nonprofit organization, as meeting rigorous standards of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corp certification and may change those standards over time.

          The following description of the certification processes and standards was provided to us by the independent organization that designated us as a Certified B Corp. The first step in becoming a Certified B Corp is taking and passing a comprehensive and objective assessment of a business's positive impact on society and the environment. The assessment varies depending on the company's size (number of employees), sector and location. The standards in the assessment are created and revised by an independent governing body that determines eligibility to be a Certified B Corp.

          By completing a set of over 200 questions, which are customized for the company being assessed, that reflect impact indicators, best practices and outcomes, a company receives a composite score on a 200-point scale representative of its overall impact on its employees, customers, communities and the environment. Representative indicators in the assessment range from payment above a living wage, employee benefits, charitable giving/community service and use of renewable energy.

          Certification as a Certified B Corp requires that a company achieve a reviewed assessment score of at least an 80. The review process includes a phone review and a random selection of indicators for verifying documentation. The assessment also includes a disclosure questionnaire, including any sensitive practices, fines and sanctions related to the company or its partners.

          Our certification also required us to adopt the public benefit corporation structure, a step we have already completed. Once certified, every Certified B Corp must make its assessment score transparent on the independent non-profit organization's website. Acceptance as a Certified B Corp and continued certification is at the sole discretion of the independent organization.

Employees

          As of March 31, 2019, we had 146 employees, 74 of whom were based in the United States and the rest of whom were based outside of the United States, primarily in Israel. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Facilities

          Our corporate headquarters is located in New York, New York, and consists of approximately 22,500 square feet of space under a lease that expires on November 30, 2022.

          We also lease offices in Tel Aviv, Israel, Phoenix, Arizona and Amsterdam, Netherlands. We believe that we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

          We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

REGULATION

Insurance Regulation

          We are regulated by insurance regulatory authorities in the states in which we operate. State insurance laws and regulations generally are designed to protect the interests of customers, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power with respect to all aspects of the insurance business. The regulatory requirements and restrictions include, among others, the following:

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  prior approval of change in control transactions;

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  approval of policy forms and premium;

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  approval for new product development;

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  approval of intercompany service agreements;

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  state-specific capital requirements as a condition to licensing with such state;

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  standards of solvency, including statutory and risk-based capital requirements establishing the minimum amount of capital and surplus that must be maintained by our regulated insurance subsidiary;

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  requirements that we participate in state guaranty funds;

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  restrictions on the nature, quality and concentration of our investments;

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  advertising, marketing and trade practices;

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  restrictions on the ability of our regulated insurance subsidiary to pay dividends to us or enter into certain related party transactions;

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  restrictions on the size of risks insurable under a single policy;

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  rules requiring deposits for the benefit of customers;

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  privacy regulation and data security;

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  corporate governance and risk management;

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  periodic examinations of our operations and finances and claims practices; and

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  prescribing statutory accounting methods and the form and content of statutory financial reports.

          Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the Federal Insurance Office (the "FIO") was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010 to monitor all aspects of the insurance industry. Although the FIO has no express regulatory authority over insurance companies or other insurance industry participants, it has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as

"systemically significant" and therefore subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a bank holding company.

Required Licensing

          Our regulated U.S. subsidiaries are domiciled and admitted in the state of New York to transact certain lines of property insurance. Lemonade Insurance Company's and Lemonade Insurance Agency, LLC's New York licenses are in good standing, and, pursuant to applicable New York laws and regulations, will continue in force unless otherwise suspended, revoked or otherwise terminated, subject to certain conditions.

          Lemonade Insurance Company must apply for and maintain a license to sell insurance in those jurisdictions in which it transacts its insurance business, including New York (its domiciliary state), Arkansas, Arizona, California, Colorado, Connecticut, Washington, D.C., Georgia, Iowa, Illinois, Indiana, Kentucky, Louisiana, Maryland, Michigan, Missouri, Montana, North Carolina, North Dakota, Nebraska, New Jersey, New Mexico, Nevada, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Virginia, Washington and Wisconsin.

          The NYDFS conducts on-site visits and examinations of the financial affairs and market conduct condition of Lemonade Insurance Company, including its financial condition, its relationships and transactions with affiliates and its dealings with customers, generally every three years. Insurance regulatory authorities have broad administrative powers to restrict or revoke licenses to transact business against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

Insurance Holding Company Regulation

          Many states, including the State of New York (where our regulated insurance subsidiary is domiciled), have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. Because Lemonade Insurance Company is a New York insurance company, we are subject to New York law governing insurance holding companies, which requires that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system and domiciled in that state. The statute also provides that all transactions among members of a holding company system must meet the following: (i) the terms must be fair and equitable; (ii) charges or fees must be reasonable; and (iii) expenses incurred and payments received must be allocated on an equitable basis in conformity with customary insurance accounting practices consistently applied. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction.

Changes of Control

          Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the insurance department of such state, which filing must be accepted by such insurance department. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, which include the financial strength of the proposed acquiror, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

          Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that "control" exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.

          As Lemonade Insurance Company is domiciled in New York, the insurance laws and regulations of New York would be applicable to any proposed acquisition of control of Lemonade Insurance Company. Under New York law, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and receives prior approval from the Commissioner of Financial Services. These regulations pertaining to an acquisition of control of an insurance company may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire an insurance company should we wish to do so in the future.

Restrictions on Paying Dividends

          We are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our regulated insurance subsidiary to declare stockholder dividends. Applicable insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Under New York law, we may not declare or distribute any dividend to shareholders except out of earned surplus (as defined under New York law). Additionally, we may not declare or distribute any dividend to shareholders which, together with all dividends declared or distributed by us during the preceding 12 months, exceeds the lesser of (a) ten percent of our surplus to customers as shown by our last statement on file with the Commissioner of Financial Services, or (b) one hundred percent of adjusted net investment income (as defined under New York law) during such period.

          Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our regulated insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

Investment Regulation

          Lemonade Insurance Company is subject to New York laws which generally require diversification of our investment portfolios and limits on the amount of our investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Licensing of Our Employees and Adjusters

          In certain states in which we operate, insurance claims adjusters are required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and are not required to be licensed agents.

As of May 31, 2019, 23 employees of Lemonade Insurance Company were required to maintain and did maintain requisite licenses for these activities in most states in which we operate.

Enterprise Risk, Cybersecurity and Other Recent Developments

          The NAIC has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. Among other things, the ultimate controlling person of an insurance company must submit an annual enterprise risk management report that describes — the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. In addition, in some states, including New York, any person divesting control over an insurer must provide 30 days' notice to the regulator and the insurer. The amendments direct the domestic state insurance regulator to determine those instances in which a divesting person will be required to file for and obtain approval of the transaction. More recently, the NAIC has developed model laws requiring annual reports concerning the nature of corporate governance within an insurance holding company.

          In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment ("ORSA") Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC's ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA Model Act also provides that, no more than once a year, an insurer's domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member.

          Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions, including New York, have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. In March 2017, the NYDFS promulgated Cybersecurity Requirements for Financial Services Companies, which require covered financial institutions, including Lemonade Insurance Company, to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures that meet specific requirements. Additionally, on October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. South Carolina, Ohio, Michigan, Mississippi, and Alabama have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date. Although Lemonade Insurance Company takes steps to comply with financial industry cybersecurity regulations and believes it is materially compliant with their requirements, it is continuing to implement some requirements of the NYDFS and South Carolina regulations.

          California has recently enacted legislation restricting the use of automated systems to communicate with people online. California adopted a statute making it unlawful for any person to use a bot to communicate with another person in California online with the intent to mislead the other person about its artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase or sale of goods or services in a commercial transaction. The statute provides that a person using a bot will not be liable under the statute if the person discloses that it is a bot. See "Risk Factors — Risks Relating to Our Business — New legislation may affect our ability to use bots to communicate with our customers, which could have a material adverse effect on our business model, financial condition and results of operations."

GDPR

          The GDPR applies to our activities that involve the processing of personal information of individuals in the European Union to whom we offer our products or services. The GDPR could also apply to our business if we were to monitor the activities of individuals in the European Union. As we expand into Europe, the compliance obligations under the GDPR (as set out above) will become more significant. See "Risk Factors — Risks Relating to Our Business — We may face particular privacy, data security, and data protection risks as we expand into Europe in connection with the E.U. General Data Protection Regulation and other e-privacy regulations."

Federal and State Legislative and Regulatory Changes

          The U.S. federal government's oversight of the insurance industry was expanded under the Dodd-Frank Act with the establishment of the FIO in the U.S. Department of the Treasury. Although FIO has little actual regulatory power, it has the authority to monitor all aspects of the insurance sector and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the "IAIS"). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as "systemically significant" and therefore subject to regulation by the Federal Reserve as a bank holding company.

          In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws, the Fair Credit Reporting Act ("FCRA"), and the economic and trade sanctions implemented by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

Trade Practices

          The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. Our regulated insurance subsidiary sets business conduct policies and provide training to make our employee-agents and other sales personnel aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Unfair Claims Practices

          Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. Our regulated insurance subsidiary sets business conduct policies to make claims adjusters aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Credit for Reinsurance

          State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state's credit for reinsurance laws. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of Lemonade Insurance Company's reinsurers qualify for Lemonade Insurance Company to be able to take full financial statement credit for its reinsurance.

Periodic Financial and Market Conduct Examinations

          The insurance regulatory authority in the State of New York, Lemonade Insurance Company's state of domicile, conducts on-site visits and examinations of the financial affairs and market conduct condition of Lemonade Insurance Company including its financial condition, its relationships and transactions with affiliates and its dealings with customers, generally every three years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which Lemonade Insurance Company is licensed may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

Insolvency Funds and Associations, Mandatory Pools and Insurance Facilities

          Most states require admitted property and casualty insurance companies to become members of insolvency funds or associations which generally protect customers against the insolvency of the admitted insurance companies. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurance companies through annual assessments. The annual assessments required in any one year will vary from state to state, and are subject to various maximum assessments per line of insurance.

Risk-Based Capital

          Risk-based capital laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use risk-based capital to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, the risk-based capital laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. New York has adopted the model legislation promulgated by the NAIC pertaining to risk-based capital, and requires annual reporting by New York-domiciled insurers to confirm that the minimum amount of risk-based capital necessary for an insurer to support its overall business operations has been met. New York-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. Failure to maintain risk-based capital at the required levels could adversely affect the ability of Lemonade Insurance Company to maintain the regulatory approvals necessary to conduct its business. As of December 31, 2018, Lemonade Insurance Company maintained a risk-based capital level of 424%.

IRIS Ratios

          The NAIC Insurance Regulatory Information System ("IRIS") is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The statistical phase highlights those insurers that merit the highest priority in the allocation of the state insurance regulators' resources. The ratios are not, in themselves, indicative of adverse financial condition. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. An insurance company may fall out of the usual range for one or more ratios for any number of reasons. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. Our insurance company, Lemonade Insurance Company, had five unusual IRIS financial ratio results in 2017 and four in 2018; however, we have received no inquiries from its domestic insurance regulator regarding these results.

Statutory Accounting Principles

          Statutory accounting principles ("SAP") is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer's ability to pay all its current and future obligations to customers. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations determine, among other things, the amounts our regulated insurance subsidiary may pay to us as dividends and differ somewhat from GAAP principles, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders' equity represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP. We cannot predict whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change and statutes, regulations and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Rate Regulation

          Nearly all states have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state's regulatory authority. In many cases, such rating plans, policy forms, or both must be approved prior to use.

          The speed with which an insurer can change rates in response to competition or increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Eighteen states, including California and New York, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

          An insurer's ability to adjust its rates in response to competition or to changing costs is dependent on an insurer's ability to demonstrate to the regulator that its rates or proposed rating plan meets the requirements of the rating laws. In those states that significantly restrict an insurer's discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer's ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.

          From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. We expect this kind of pressure to persist. State regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict the impact on our business of possible future legislative and regulatory measures regarding insurance rates.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information about our executive officers and directors, including their ages as of May 31, 2019. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes or skills that caused our board of directors to determine that such person should serve as a director of our company.

Name	Age	Position
Executive Officers
Daniel Schreiber	48	Co-Founder, Chief Executive Officer, Chairman and Director
Shai Wininger	45	Co-Founder, President, Chief Operating Officer and Director
Tim Bixby	54	Chief Financial Officer
John Peters	48	Chief Insurance Officer
Jorge Espinel	47	Chief Business Development Officer
Directors
Joel Cutler	61	Director
Michael Eisenberg	48	Director
G. Thompson Hutton	64	Director
Mwashuma Nyatta	39	Director
Haim Sadger	62	Director
Caryn Seidman-Becker	46	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of our nominating and corporate governance committee.

          The following is a brief biography of each of our executive officers and directors:

          Daniel Schreiber has served as our Co-Founder, Chief Executive Officer and Chairman of our board of directors since our founding in June 2015. Prior to co-founding Lemonade in 2015, Mr. Schreiber served as President and a member of the board of directors of Powermat Technologies Ltd., a wireless charging solutions and technology company, from 2011 to 2015. From 2003 to 2011, he served as Senior Vice President of Marketing and Vice President of Marketing and Business Development at SanDisk and M-Systems, respectively. In 1997, Mr. Schreiber co-founded and acted as the Chief Executive Officer of Alchemedia Inc., an internet security software company later acquired by Finjan Software. Prior to that, Mr. Schreiber practiced corporate commercial law at Herzog, Fox & Neeman, and was a member of the Israeli Bar Association. He holds a Bachelor of Laws with First Class Honors from King's College London. We believe Mr. Schreiber is qualified to serve on our board of directors due to his perspective and experience from serving as a Co-Founder and Chief Executive Officer, as well as his experience leading technology companies.

          Shai Wininger has served in various roles, including as our Co-Founder, President, Secretary, Treasurer, Chief Operating Officer, Chief Technology Officer and a member of our board of directors, since our founding in June 2015. Prior to co-founding Lemonade in 2015, Mr. Wininger founded Fiverr Ltd. in 2009, and as the Chief Technology Officer, managed the engineering, design, and product departments. Prior to 2010, Mr. Wininger served in senior management capacities for companies including: from 2005 to 2010, Mobideo Aerospace, an industrial grade analytics and control platform; from 2003 to 2005, Handsmart Software, a mobile licensing platform for content driven, mobile apps; and from 1999 to 2003, Trimus Inc., a virtual reality web browser. Mr. Wininger also served as a resident faculty member of Computer Graphics at The Neri Bloomfield Academy of Design and Education from 2002 to 2007 in Haifa, Israel. We believe Mr. Wininger is qualified to serve on our board of directors due to his visionary perspective, technical acumen and experience in founding technology companies.

          Tim Bixby has served as our Chief Financial Officer since June 2017. In addition, he has served as a member of the board of advisors of Sightworthy, an on-demand video marketing company, since 2016. Prior to joining Lemonade, Mr. Bixby served as Chief Financial Officer of Shutterstock, Inc., a digital content licensing marketplace, from 2011 to 2015. From 1999 to 2011 he served as the Chief Financial Officer, President and a member of the board of directors of LivePerson, Inc., a provider of cloud mobile and online business messaging solutions. He holds a Bachelor of Arts in Mathematics from Dartmouth College and a Master of Business Administration from Harvard Business School.

          John Peters has served as our Chief Insurance Officer since September 2016. Prior to joining Lemonade, during the period from 2011 to 2016, he served as the Executive Vice President of Commercial Insurance Operations and the Chief Underwriting and Product Officer, Regional Companies Group for Liberty Mutual Insurance in Boston. Mr. Peters also spent ten years at McKinsey & Company's global property-casualty insurance practice, serving in various roles including partner. He holds a Bachelor of Arts in Mathematics and German from Bowdoin College and is a former fellow of the Casualty Actuarial Society.

          Jorge Espinel has served as our Chief Business Development Officer since October 2018. Prior to joining Lemonade, from 2013 to 2018, he served as the Vice President of Global Business Development at Spotify. Mr. Espinel also spent 2009 to 2013 at News Corporation's Digital Media Group, now 21st Century Fox, serving as the Executive Vice President of Corporate Strategy and Development. From 2008 to 2009, Mr. Espinel served as an investment partner with Fuse Capital, formerly Velocity Interactive Group. In addition, Mr. Espinel served as the Vice President of Corporate Strategy and Mergers and Acquisitions at America Online from 2002 to 2007. He holds a Bachelor of Science in Economics and a Bachelor of Arts in International Relations, magna cum laude, from University of Pennsylvania's The Wharton School and the College of Arts and Sciences.

          Joel Cutler has served as a member of our board of directors since November 2016. In addition to his role on our board of directors, Mr. Cutler serves as a member of the board of the following private companies: Lola Travel Company, Launch Kids, Mulberry Health Inc., Freebird, Inc, Warby Parker and Viajanet Holdings Inc. He also serves as a member of the board of the Children's Hospital Boston Trust and Beth Israel Deaconess Medical Center. Mr. Cutler is the Co-Founder and Managing Director at General Catalyst Partners. He also co-founded National Leisure Group, Inc., where he served as President and Chief Executive Officer from 1986-2000. He holds a Bachelor of Arts in Government and Economics from Colby College and a Juris Doctor from Boston College Law School. We believe Mr. Cutler is qualified to serve on our board of directors due to his experience in a wide range of industries, his leadership experience at a venture capital firm and his service as a director at numerous companies.

          Michael Eisenberg has served as a member of our board of directors since July 2015. In addition to his role on our board of directors, Mr. Eisenberg also serves as a member of the board of various private companies, including Healthy.io, Geoquant, Frank, Nexar Inc., Honeybook, Freightos and Seeking Alpha. Mr. Eisenberg is a Board Observer at WeWork. Mr. Eisenberg is a Partner at Aleph, an early stage venture capital fund that invests in Israeli entrepreneurs. Prior to joining Aleph, Mr. Eisenberg was a General Partner at Benchmark Capital in Israel. Mr. Eisenberg was also a partner at Israel Seed Partners venture capital fund from 1997 to 2005, and served as the Vice President of Investment Banking at Jerusalem Global Investment Bank from 1995 to 1997. He holds a Bachelor of Arts in Political Science from Yeshiva University. In 2019, Mr. Eisenberg was ranked number 98 on The Midas List of Top Tech Investors of 2019 and number eight on the European Midas List, an annual ranking by Forbes magazine of the best dealmakers in high-tech and life science venture capital. We believe Mr. Eisenberg is qualified to serve on our board of directors due to his technology investment experience and his service as a director at numerous companies

          G. Thompson (Tom) Hutton has served as a member of our board of directors since August 2016. In addition to his role on our board of directors, Mr. Hutton also serves as a member of the board of several private companies, including Social Finance, Inc., Slice Labs, and Zen Drive. Previously, he has served as a member of the board of directors of public companies including Safeco, XL Group and Montpelier Re, where he chaired the Audit Committee. Mr. Hutton is the Managing Partner at XL Innovate, a specialized venture capital firm pursuing investments in financial technology and new opportunities for insurance underwriting. He also acted as the interim Chief Executive Officer for Social Finance, Inc. from 2017 to 2018, and as start-up Chief Executive Officer for Risk Management Solutions (RMS) from 1990 to 2000. He holds a Bachelor of Arts in Economics with Honors and a Master of Science in Mechanical Engineering from Stanford University, as well as a Master of Business Administration with Distinction from Harvard Business School. We believe Mr. Hutton is qualified to serve on our board of directors due to his investment experience, his insurance knowledge, and his service as a director at numerous companies

          Mwashuma (Shu) Nyatta has served as a member of our board of directors since November 2018. In addition to his role on our board of directors, Mr. Nyatta also serves as a member of the board of several private companies, including SB Sonic HoldCo (UK), Fetch Robotics Inc., Heed LLC, Hike Global Pte. Ltd., Hike Private Limited, InMobi Pte. Ltd. and Oak Pacific Investment. Mr. Nyatta is a partner at SoftBank Group International, where he oversees investments in a broad range of companies. Prior to that, he served as Vice President at J.P. Morgan from 2011 to 2015. Mr. Nyatta has passed the Series 63 Uniform Securities Agent State Law Exam and the Series 79 Investment Banking Representative Exam, both administered by FINRA. He holds a Bachelor of Arts in Economics from Harvard College, as well as a Master of Science in Anthropology with Distinction from Oxford University, where he was a Rhodes Scholar. We believe Mr. Nyatta is qualified to serve on our board of directors due to his experience in the finance field and his service as a director at numerous companies.

          Haim Sadger has been a member of our board of directors since July 2015. In addition to his role on our board of directors, Mr. Sadger also serves as a member of the board of various private companies, including Kaminario, EKO, C-B4, Indeni, Pyramid, Skyline, Oribi, Capitolis, Nous Machine Learning, Salt Security, Deep AI Technologies and RUN AI Labs. Mr. Sadger is a Managing Partner and Managing Director at S Capital L.P, and serves in managing capacities in various Sequoia Capital Israel entities. He holds a Bachelor of Science in Electrical Engineering from the Technion — Israel Institute of Technology. We believe Mr. Sadger is qualified to serve on our board of directors due to his investment experience and his service as a director at numerous companies.

          Caryn Seidman-Becker has been a member of our board of directors since July 2018. Ms. Seidman-Becker is the Chairman and Chief Executive Officer of CLEAR, having led the acquisition and relaunch of the company in 2010. From 2002 to 2009, she was the Managing Partner of Arience Capital, where she built an asset management firm with $1.5 billion assets under management. Ms. Seidman-Becker has also served as a member of the board of directors and as a member of the audit committee of CME Group, Inc., a public financial market company. She holds a Bachelor of Science in Political Science from the University of Michigan. We believe Ms. Seidman-Becker is qualified to serve on our board of directors due to the strategic and operational insights she has gained from her experience serving as Chairman and CEO and leading an asset management firm.

Board Composition

          Our business and affairs are managed under the direction of our board of directors. Pursuant to our current amended and restated certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

  •
  Messrs. Schreiber and Wininger were elected as the designees nominated by holders of our common stock;

  •
  Ms. Seidman-Becker was elected as the designee of all stockholders;

  •
  Messrs. Eisenberg and Sadger were elected as the designees nominated by our Series Seed Preferred Stock;

  •
  Mr. Hutton was elected as the designee nominated by our Series A Preferred Stock;

  •
  Mr. Cutler was elected as the designee nominated by our Series B Preferred Stock; and

  •
  Mr. Nyatta was elected as the designee nominated by our Series C Preferred Stock.

          In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate and our current amended and restated certificate of incorporation by which our directors were elected, along with our current bylaws, will be amended and restated. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. After the completion of this offering, the number of directors may be fixed by our board of directors, subject to the terms of our Amended Charter and our Amended Bylaws.

          Our Amended Charter and Amended Bylaws will provide that, immediately upon the completion of this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

  •
  the Class I directors will be             ,              and             , and their terms will expire at the annual meeting of stockholders to be held in 2020;

  •
  the Class II directors will be             and             , and their terms will expire at the annual meeting of stockholders to be held in 2021; and

  •
  the Class III directors will be             and             , and their terms will expire at the annual meeting of stockholders to be held in 2022.

          At each annual meeting of stockholders, upon the expiration of the term of a class of directors, each director in the class, or the successor to each such director in the class, will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our Amended Charter. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Leadership Structure of the Board of Directors

          We do not have a policy regarding whether the role of the Chairman of the Board and Chief Executive Officer should be separate or combined and believe that we should maintain the flexibility to select the Chairman and Chief Executive Officer and reorganize the leadership structure, from time to time, based on criteria that are in our best interests and the best interests of our stockholders at such times. Currently, Daniel Schreiber is the Chairman of the Board and Chief Executive Officer. We believe that Mr. Schreiber's familiarity with our Company and extensive knowledge of our industry qualify him to serve as the Chairman of our Board. Our Board does not currently have a designated lead independent director, but we expect to designate             as our lead independent director following the consummation of this offering.

Director Independence

          Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Ms. Seidman-Becker and Messrs. Cutler, Eisenberg, Hutton, Nyatta and Sadger do not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and are independent directors under the rules of             , and are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

          In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the transactions involving certain of them described in the section titled "Certain Relationships and Related Party Transactions."

Committees of the Board of Directors

          We anticipate that, prior to the completion of this offering, our board of directors will have three committees: the audit committee; the compensation committee, and the nominating and corporate governance committee. The expected composition and functions of the audit committee, compensation committee, and nominating and corporate governance committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

          The members of the audit committee are expected to be                  , as Chair,                   and                  , each of whom meets the requirements for independence under the listing standards of the                  and SEC rules and regulations. Each member of our audit committee also meets the financial literacy requirements of the listing standards of the                  . In addition, our board of directors has determined that                  is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

          The audit committee's main purpose is to oversee our corporate accounting and financial reporting process. Our audit committee will, among other things:

  •
  select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  help to ensure the independence and performance of the independent registered public accounting firm;

  •
  discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

  •
  develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  review our policies on risk assessment and risk management;

  •
  review related party transactions; and

  •
  review and pre-approve, as required, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

          Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the                  .

Compensation Committee

          The members of the compensation committee expected to be                  , as Chair,                   and                  , each of whom meets the requirements for independence under the listing standards of the                  and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. In arriving at these determinations, our board of directors has examined all factors relevant to determining whether any compensation committee member has a relationship to us that is material to that member's ability to be independent from management in connection with carrying out such member's duties as a compensation committee member.

          The compensation committee's main purpose is to review and recommend policies relating to compensation and benefits of our officers and employees. Our compensation committee will, among other things:

  •
  review, approve and determine, or make recommendations to our board of directors regarding, the compensation and compensation arrangements of our executive officers;

  •
  administer our equity compensation plans;

  •
  review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity compensation plans; and

  •
  establish and review general policies relating to compensation and benefits of our employees.

          Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the                                        .

Nominating and Corporate Governance Committee

          The members of the nominating and corporate governance committee are expected to be                  , as Chair,                  , and                   , each of whom meets the requirements for independence under the listing standards of the                  and SEC rules and regulations.

          Following the completion of this offering, our nominating and corporate governance committee will, among other things:

  •
  identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

  •
  develop and oversee the annual evaluation of our board of directors and of its committees;

  •
  consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

  •
  oversee our corporate governance practices; and

  •
  make recommendations to our board of directors regarding corporate governance guidelines.

          Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                  .

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors.

Risk Oversight

          One of the key functions of our board of directors following completion of this offering is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, and, following the completion of the offering, through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and following completion of this offering, our audit committee will have the responsibility to consider our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Following completion of the offering, our audit committee will review legal, regulatory and compliance matters that could have a significant impact on our financial statements. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk taking. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Board Diversity

          Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments and diversity, and with respect to diversity, such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and all global employees. Our Code of Business Conduct and Ethics is available on our website at www.lemonade.com. We expect that amendments to the Code of Business Conduct and Ethics, or waivers of its requirements, will, if required, be disclosed on our website or in filings under the Exchange Act.

Director Compensation

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total

Joel Cutler	$—	$—	$—	$—	$—	$—	$—
Michael Eisenberg	$—	$—	$—	$—	$—	$—	$—
G. Thompson Hutton	$—	$—	$—	$—	$—	$—	$—
Mwashuma Nyatta	$—	$—	$—	$—	$—	$—	$—
Haim Sadger	$—	$—	$—	$—	$—	$—	$—
Caryn Seidman-Becker	$—	$—	$401,145	$—	$—	$—	$401,145

(1)
Amounts reflect the full grant-date fair value of stock awards and stock options granted during 2018 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to our directors in Note 13 of the notes to our consolidated financial statements included elsewhere in this prospectus.

          The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2018 by each non-employee director who was serving as of December 31, 2018.

Name	Options Outstanding at Fiscal Year End

Caryn Seidman-Becker	150,000

          We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. In addition, each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $             and an annual equity award in a denominated dollar value equal to $             . Any director may waive his or her right to receive compensation in connection with his or her board service.

Stock Ownership Guidelines

          In connection with this offering, we intend to adopt a stock ownership policy applicable to our executive officers and to our non-employee directors who are not employed by us. It is anticipated that, pursuant to this policy, non-employee directors who receive compensation from us, will be required to hold shares of our Class A common stock with a value equal to or in excess of             times the non-employee director's annualized cash retainer, the Chief Executive Officer is required to hold shares of our Class A common stock with a value equal to or in excess of             times his annualized base salary and the other executive officers are required to hold shares of our Class A common stock with a value equal to or in excess of             times their respective annualized base salaries.

 EXECUTIVE COMPENSATION

          This section discusses the material components of the executive compensation program for our executive officers who are named in the "Summary Compensation Table" below. In 2018, our "named executive officers" and their positions were as follows:

  •
  Daniel Schreiber, Co-Founder and Chief Executive Officer;

  •
  Shai Wininger, Co-Founder, President and Chief Operating Officer;

  •
  Tim Bixby, Chief Financial Officer;

  •
  John Peters, Chief Insurance Officer; and

  •
  Jorge Espinel, Chief Business Development Officer

          This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the IPO may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

          The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Year	Salary(1)		Option Awards(2)	All Other Compensation(1)		Total

Daniel Schreiber, Co-Founder and Chief Executive Officer	2018	$252,778		$—	$76,980	(3)	$329,758
Shai Wininger, Co-Founder, President and Chief Operating Officer	2018	$252,778		$—	$78,700	(4)	$331,478
Tim Bixby, Chief Financial Officer	2018	$300,000		$—	$—		$300,000
John Peters, Chief Insurance Officer	2018	$425,000		$131,950	$—		$556,950
Jorge Espinel, Chief Business Development Officer	2018	$75,000	(5)	$945,175	$—		$1,020,175

(1)
Compensation amounts received in non-U.S. currency have been converted into U.S. dollars using an exchange rate of 3.6 New Israeli Shekel ("NIS") per dollar (which was the average exchange rate for 2018).

(2)
Amounts reflect the full grant-date fair value of stock options granted during 2018 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual.

(3)
Amount reflects (i) a contribution of $14,726 by the company to an Israeli pension plan, (ii) a contribution of $639 by the company as recuperation pay, (iii) a holiday gift of $333, (iv) a company-paid car allowance of $21,067, (v) a contribution of $20,177 by the company to an Israeli severance fund, (vi) a contribution of $1,080 by the company to an Israeli disability fund and (vii) a contribution of $18,958 by the company for an Israeli education fund.

(4)
Amount reflects (i) a contribution of $15,551 by the company to an Israeli pension plan, (ii) a contribution of $639 by the company as recuperation pay, (iii) a holiday gift of $333, (iv) a company-paid car allowance of $21,067, (v) a contribution of $21,059 by the company to an Israeli severance fund, (vi) a contribution of $1,093 by the company to an Israeli disability fund and (vii) a contribution of $18,958 by the company for an Israeli education fund.

(5)
Amount reflects a pro-rated amount from October 1, 2018 through December 31, 2018.

Elements of the Company's Executive Compensation Program

          For the year ended December 31, 2018, the compensation for each named executive officer generally consisted of a base salary, standard employee benefits and a retirement plan, as well as Company contributions to an Israeli education fund and Company-paid car allowances for Messrs. Schreiber and Wininger. Messrs. Peters and Espinel also received option awards in 2018. We do not provide annual cash bonuses to our named executive officers. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success. Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Base Salaries

          The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Each named executive officer's initial base salary was provided in his employment agreement. The actual base salaries paid to each names executive officer for 2018 are set forth above in the Summary Compensation Table in the column entitled "Salary."

          On March 1, 2018, Messrs. Schreiber and Wininger received an increase in their monthly base salary from 55,000 NIS to 80,000 NIS, to better align their compensation with comparable executives within the company and the general market.

Equity Compensation

          We maintain an equity incentive plan, the Lemonade Inc. Amended and Restated 2015 Incentive Share Option Plan (the "2015 Plan"). The 2015 Plan provides our and our Israeli subsidiary's employees (including the named executive officers), consultants, non-employee directors and other service providers and those of our affiliates the opportunity to participate in the equity appreciation of our business through the receipt of options to purchase shares of our common stock. We believe that such stock options encourage a sense of proprietorship and stimulate interest in our development and financial success. The maximum number of shares of common stock reserved under the 2015 Plan is 5,970,303.

          Pursuant to the 2015 Plan, we granted stock options to Mr. Peters on March 28, 2018, covering 50,000 shares of our common stock, in connection with an annual award in the ordinary course and we granted stock options to Mr. Espinel on August 26, 2018, covering 350,000 shares of our common stock, in connection with his commencement of employment with the Company, which option awards are each scheduled to vest over a four-year period, subject to the executive's continued employment with the Company through each applicable vesting date. No other named executive officers were granted equity compensation in 2018.

          As of             , stock options covering an aggregate of             shares of our common stock were outstanding under the 2015 Plan. It is anticipated that any unvested stock options granted pursuant to the 2015 Plan will remain outstanding and continue to vest in accordance with their terms upon and following the effectiveness of this offering. Following the effectiveness of this offering, we do not intend to make any new grants of awards under the 2015 Plan.

          In connection with this offering, we intend to adopt a 2019 Incentive Award Plan, referred to below as the 2019 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2019 Plan will be effective on the date prior to the effective date of the registration statement of which this prospectus is a part, subject to approval of such plan by our board of directors and our current stockholders. For additional information about the Plan, see "Equity Incentive Plan" below.

Other Elements of Compensation

  Retirement Plans

          We currently maintain a 401(k) retirement savings plan for our U.S. employees, including our U.S.-based named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We do not provide any matching contributions under our 401(k) plan and we do note maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.

          Our Israeli employees, including our Israel-based named executive officers, are eligible to receive retirement benefits under the provident fund in Israel. We make annual contributions to such plan for our Israel-based named executive officers on the same terms as the contributions we make for all full-time Israeli employees.

  Employee Benefits and Perquisites

          Health/Welfare Plans.    All of our full-time U.S. based employees, including our U.S.-based named executive officers, are eligible to participate in our health and welfare plans, including:

  •
  medical, dental and vision benefits;

  •
  medical and dependent care flexible spending accounts;

  •
  short-term and long-term disability insurance; and

  •
  basic and supplemental life insurance and accidental death and dismemberment.

          The Company provides an amount ranging from $900 to $1,575 per month (depending on whether an employee has a spouse and/or dependents) to all of our full-time U.S. employees, including our U.S.-based named executive officers, who participate in our health insurance plans, as a benefits supplement which can be used towards the health insurance premium payments under such plans. The Company may provide a payment of $200 per month if an employee elects not to participate in the health insurance plans. All of our U.S.-based named executive officers participate in our health insurance plans on the same terms as our other U.S. employees.

          Messrs. Schreiber and Wininger receive a car allowance from the Company. The actual car allowance amounts paid to Messrs. Schreiber and Wininger for 2018 are set forth above in the Summary Compensation Table in the column entitled "All Other Compensation."

          We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

  No Tax Gross-Ups

          We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

Outstanding Equity Awards at Fiscal Year-End

          The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2018.

		Option Awards				Stock Awards

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Daniel Schreiber	—	—	—	—	—	—	—	—	—
Shai Wininger	—	—	—			—	—	—	—
Tim Bixby	6/1/17	—	—	—	-—	131,250	218,750	—	—
John Peters	10/2/16	—	—	—	—	130,232	101,292	—	—
	3/8/17	—	—	—	—	43,750	56,250	—	—
	3/8/17	43,750	56,250	2.65	3/7/27	—	—	—	—
	3/28/18	0	50,000	5.26	3/27/28	—	—	—	—
Jorge Espinel	10/7/18	0	350,000	5.26	10/6/28	—	—	—	—

Executive Compensation Arrangements

Employment Agreements

Daniel Schreiber

          On July 1, 2015, the company entered into an employment agreement with Mr. Schreiber (the "Schreiber Employment Agreement"), providing for his employment as Chief Executive Officer of the company. The Schreiber Employment Agreement was amended on July 29, 2015. Mr. Schreiber's employment with the company is at-will and either party may terminate the Schreiber Employment Agreement at any time with 90 days' prior written notice of termination. The company may decide to terminate Mr. Schreiber's employment effective as of such notice and instead pay Mr. Schreiber a lump sum in an amount equal to 90 days' of his annual base salary.

          The Schreiber Employment Agreement provides that Mr. Schreiber is entitled to a base salary of NIS 55,000 per month. Mr. Schreiber participates in a Managers Insurance Plan pursuant to which the company contributes 13.3% of his monthly salary. Mr. Schreiber participates in the provident fund in Israel, pursuant to which the company contributed $14,726 in fiscal 2018. In addition, the company contributes 7.5% of Mr. Schreiber's monthly salary to an education fund, to which Mr. Schreiber also contributes 2.5% of his monthly salary. Pursuant to the Schreiber Employment Agreement, upon termination of Mr. Schreiber's employment by the company without Cause, Mr. Schreiber will be entitled to receive, in addition to any accrued amounts, (i) his annual base salary for a period of three months, (ii) the value of all benefit plans in which Mr. Schreiber participated for a period of nine months and (iii) acceleration of three months' of vesting of any outstanding equity awards and (iv) all sums accumulated in the education fund.

          "Cause" is defined in the Schreiber Employment Agreement generally as (i) circumstances entitling the Company under any applicable law to terminate the employment of Mr. Schreiber without payment of severance pay; (ii) any material breach by Mr. Schreiber of the Schreiber Employment Agreement, any breach of the non-disclosure agreement or any breach of Mr. Schreiber's fiduciary duties; (iii) Mr. Schreiber's conviction of any felony involving moral turpitude and/or (iv) Mr. Schreiber's willful failure to perform his responsibilities or duties, which, as a result, have a significant adverse effect on the company in clauses (ii) and (iv) above, but in each case only if Mr. Schreiber did not cure such breach within seven days of written notification of the same by the company.

Shai Wininger

          On July 1, 2015, the company entered into an employment agreement with Mr. Wininger (the "Wininger Employment Agreement"), providing for his employment as Chief Technology Officer of the company. The Wininger Employment Agreement was amended on July 29, 2015. Mr. Wininger's employment with the company is at-will and either party may terminate the Wininger Employment Agreement at any time with 90 days' prior written notice of termination. The company may decide to terminate Mr. Winiger's employment effective as of such notice and instead pay Mr. Schreiber a lump sum in an amount equal to 90 days' of his annual base salary.

          The Wininger Employment Agreement provides that Mr. Wininger is entitled to a base salary of NIS 55,000 per month. Mr. Winiger particpates in a Managers Insurance Plan pursuant to which the company contributes 13.3% of his monthly salary. Mr. Wininger participates in the provident fund in Israel, pursuant to which the company contributed $15,551 in fiscal 2018. In addition, the company contributes 7.5% of Mr. Winiger's monthly salary to an education fund, to which Mr. Winiger also contributes 2.5% of his monthly salary. Pursuant to the Wininger Employment Agreement, upon termination of Mr. Wininger's employment by the company without Cause, Mr. Wininger will be entitled to receive, in addition to any accrued amounts, (i) his annual base salary for a period of three months, (ii) the value of any benefit plans in which Mr. Wininger participated for a period of nine months and (iii) acceleration of three months' of vesting of any outstanding equity awards and (iv) all sums accumulated in the education fund.

          "Cause" is defined in the Wininger Employment Agreement generally as (i) circumstances entitling the company under any applicable law to terminate the employment of Mr. Wininger without payment of severance pay; (ii) any material breach by Mr. Wininger of the Wininger Employment Agreement, any breach of the non-disclosure agreement or any breach of Mr. Wininger's fiduciary duties; (iii) Mr. Wininger's conviction of any felony involving moral turpitude and/or (iv) Mr. Wininger's willful failure to perform his responsibilities or duties, which, as a result, have a significant adverse effect on the company in clauses (ii) and (iv) above, but in each case only if Mr. Wininger did not cure such breach within seven days of written notification of the same by the company.

John Peters

          On October 3, 2016, the company entered into an employment agreement with Mr. Peters (the "Peters Employment Agreement"), providing for his position as Chief Underwriting Officer of the Company. Mr. Peters' employment with the company is at-will and either party may terminate the Peters Employment Agreement without notice. Mr. Peters is also engaged in the formation of an insurance agency that will market insurance products to sailing clubs, yacht clubs and other sailing-related affinity groups.

          The Peters Employment Agreement provides that Mr. Peters is entitled to a base salary of $225,000 per year. Upon termination of Mr. Peters' employment by the company without Cause or if Mr. Peters resigns for Good Reason, Mr. Peters will be entitled to receive, in addition to any accrued amounts of compensation, benefits and reimbursable expenses, (i) continuation of his annual base salary (as of the termination date or, in the case of Good Reason, as of the day before any reduction in base salary leading to Mr. Peter's resignation for Good Reason, whichever is higher), payable in equal installments over a six-month period and (ii) subject to Mr. Peter's copayment of premium amounts at the active employee rate, payment of the remainder of premiums for participation in the health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of

1985, as amended ("COBRA") until the earlier of the end of the six-month period or the expiration of Mr. Peters' rights under COBRA. On February 22, 2017, to better align his compensation with comparable executives in the general market, Mr. Peters received an increase in his monthly base salary from $225,000 to $425,000.

          "Cause" is defined in the Peters Employment Agreement generally as the following conduct of Mr. Peters: (i) Mr. Peters' breach of any material provisions of the Peters Employment Agreement, provided that the company must notify Mr. Peters in writing within 30 days of the date such purported breach occurs, and Mr. Peters shall have 30 days from his receipt of notice to cure the purported violation, with the company's reasonable cooperation during such period, further provided that only two such notices shall be required in any 12 month period; (ii) Mr. Peters' material refusal to perform the duties assigned to him under or pursuant to the Peters Employment Agreement, which refusal has not been cured by Mr. Peters after receiving 10 days' written notice of such breach, provided, however, that only two notices shall be required in any 12 month period; (iii) misappropriation of material funds or material property of the company so as to cause damage to the Company; (iv) violation any written policy of the company set forth in the company's employee handbook, provided that the company must notify Mr. Peters in writing within 30 days of the date such purported violation occurs, and Mr. Peters shall have 30 days from his receipt of notice to cure the purported violation, with the company's reasonable cooperation during such period; (v) a material breach of Mr. Peters' duty of loyalty to the company; (vi) acts of material dishonesty by Mr. Peters that cause the company to be in violation of governmental regulations that subject the company either to material sanctions by governmental authority or to material civil liability to its employees or third parties; (vii) disclosure or use of confidential information of the company, other than as specifically authorized and required in the performance of Mr. Peters' duties.

          "Good Reason" is defined in the Peters Employment Agreement generally as the occurrence of any of the following events: (i) a material reduction in Mr. Peters' then effective base salary; (ii) a material reduction in Mr. Peters' aggregate company-provided benefits below those in effect immediately prior to such change, if such reduction is not applied as part of an overall reduction in benefits in which Mr. Peters is treated proportionally with other employees, given his position, length of service, income and other relevant factors customary for companies such as the company in the medical device industry at the time, unless Mr. Peters accepts such reduction in writing; (iii) a material reduction by the company of Mr. Peters' duties or responsibilities; (iv) a failure or refusal of any acquiring or surviving corporation or other entity or person to assume the company's obligations under the Peters Employment Agreement or (v) any material breach by the company of any of the material provisions of the Peters Employment Agreement. In order to resign for Good Reason, (x) Mr. Peters must notify the company in writing of the occurrence of the Good Reason condition within 60 days of the occurrence of the condition, (y) Mr. Peters must cooperate in good faith with the company's efforts during the 30-day cure period and (z) the Good Reason condition must continue to exist and Mr. Peters must terminate his employment within 60 days after the end of the cure period.

Offer Letters

Tim Bixby

          On May 25, 2017, the Company gave Mr. Bixby an offer letter (the "Bixby Offer Letter"), providing for his position as Chief Financial Officer of the company. Mr. Bixby's employment with the company is at-will and either party may terminate Mr. Bixby's employment at any time with 60 days' prior written notice of termination, and the company may terminate Mr. Bixby's employment for Cause without any notice. The company may decide to terminate Mr. Bixby's employment effective as of such notice and instead pay Mr. Bixby a lump sum in an amount equal to 60 days' of his annual base salary.

          The Bixby Offer Letter provides that Mr. Bixby is entitled to a base salary of $300,000 per year.

          "Cause" is defined in the Bixby Offer Letter generally as (i) Mr. Bixby's conviction for any felony involving moral turpitude or affecting the company or any affiliated company; (ii) Mr. Bixby's embezzlement of funds of the company or any affiliated company; (iii) any breach of Mr. Bixby's fiduciary duties or duties of care towards the company or any affiliated company (including without limitation any disclosure of confidential information of the company or any affiliated company or any breach of a non-competition undertaking); (iv) any conduct in bad faith reasonably determined by the board of directors of the company to be materially detrimental to the company or, with respect to any affiliated company to be materially detrimental to either the company or such affiliated company; or (v) any breach of Mr. Bixby's undertakings under his non-disclosure developments assignments and non-compete covenants with the company.

Jorge Espinel

          On August 26, 2018, the company gave Mr. Espinel an offer letter (the "Espinel Offer Letter"), providing for his position as Chief Business Development Officer of the company. Mr. Espinel's employment with the company is at-will and either party may terminate Mr. Espinel's employment for any reason other than for Cause at any time with 14 days' prior written notice of termination. If the company terminates Mr. Espinel's employment during the first two years of employment without Cause, the 14-day notice period will be replaced with a 90-day notice period. The company may decide to terminate Mr. Espinel's employment effective as of such notice and instead pay Mr. Espinel a lump sum in the amount equal to 14 days or 90 days' of his annual base salary, depending on the reason for termination. The company may terminate Mr. Espinel's employment for Cause without any notice.

          The Espinel Offer Letter provides that Mr. Espinel is entitled to a base salary of $300,000 per year and 350,000 stock options of company common stock, subject to four-year vesting. Mr. Espinel may receive 50,000 additional stock options at the first board meeting after his first anniversary with the company and at each of the successive two anniversaries, subject to 25% vesting on the first anniversary of the grant, followed by quarterly vesting for the next three years. Pursuant to the Espinel Offer Letter, upon termination of Mr. Espinel's employment without Cause in Mr. Espinel's first two years of employment, if the company does not have insurance clearances in all 50 states for at least six months at such time, Mr. Espinel will be entitled to receive (i) accelerated vesting of his stock options so that his total vested stock options would be equal to 175,000, (ii) an acceleration right included in his stock option agreement and (iii) the ability to extend the post-employment period during which Mr. Espinel can exercise vested options until the date which is six months following when Mr. Espinel is able to exercise his stock options on an established stock exchange or in a national market system, but not beyond the date when the ten year term of the stock options expire.

          "Cause" is defined in the Espinel Offer Letter generally as (i) Mr. Espinel's conviction for any felony involving moral turpitude or affecting the company or any affiliated company; (ii) Mr. Espinel's embezzlement of funds of the company or any affiliated company; (iii) any breach of Mr. Espinel's fiduciary duties or duties of care towards the company or any affiliated company (including without limitation any disclosure of confidential information of the company or any affiliated company or any breach of a non-competition undertaking); or (iv) any conduct in bad faith reasonably determined by the board of directors of the company to be materially detrimental to the company or, with respect to any affiliated company to be materially detrimental to either the company or such affiliated company.

          It is anticipated that in connection with this offering, the named executive officers will enter into new employment agreements, which will be summarized in a later filing.

Equity Incentive Plans

Amended and Restated 2015 Incentive Share Option Plan

          We currently maintain the 2015 Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2019 Plan, no further option grants will be made under the 2015 Plan.

Stock Purchase Agreements

          On October 3, 2016 and March 8, 2017, we entered into stock purchase agreements with Mr. Peters, covering 231,524 restricted shares and 100,000 restricted shares, respectively. On June 1, 2017, we entered into a stock purchase agreement with Mr. Bixby, covering 350,000 restricted shares. On and after the closing of this offering, the restricted shares will remain outstanding and continue to vest in accordance with their terms.

2019 Incentive Award Plan

          In connection with this offering we intend to adopt an omnibus equity incentive plan ("2019 Plan"), under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2019 Plan will be summarized in a subsequent filing.

 PRINCIPAL STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock as of May 31, 2019, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering assuming no exercise of the underwriters' option to purchase additional shares for:

  •
  Each person or entity who is known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

          The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Unless otherwise indicated, the address of all listed stockholders is c/o Lemonade, Inc., 5 Crosby Street, New York, New York 10013. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

          We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of our Class A common stock and                  shares of our Class B common stock outstanding as of May 31, 2019, which reflects                  shares of preferred stock that will automatically convert into shares of Class B common stock in connection with the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation (the "Preferred Stock Conversion"), as if this conversion had occurred as of May 31, 2019. Percentage ownership of our common stock after this offering also assumes the sale by us of shares of our Class A common stock in this offering.

          We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our Class A common stock to be issued and sold by us in this offering and                  shares of Class A common stock and                  shares of Class B common stock outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase up to an additional                  shares of our Class A common stock from us. In computing the number of shares of Class A common stock and Class B common stock beneficially owned by a person after this offering and the percentage ownership of that person, we deemed to be outstanding all shares of Class A common stock and Class B common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of this offering. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Number of Shares Beneficially Owned Before the Offering		Percentage of Shares Beneficially Owned Before the Offering				Percentage of Shares Beneficially Owned After the Offering		Percentage of

Name of Beneficial Owner	Class A Common Stock	Class B Common Stock	Class A Common Stock		Class B Common Stock		Class A Common Stock	Class B Common Stock	Total Voting Power After the Offering

5% Stockholders
Entities affiliated with SoftBank Group Corp.(1)				%		%				%
Entities affiliated with Sequoia Capital Israel Venture V Holdings, L.P. ("Sequoia Capital")(2)				%		%				%
Entities affiliated with Aleph, L.P.(3)				%		%				%
Entities affiliated with XL Innovate Fund, L.P.(4)				%		%				%
Entities affiliated with General Catalyst Group VIII, L.P. and General Catalyst Group VIII Supplemental, L.P. (together, "General Catalyst Partners")(5)				%		%				%
Named Executive Officers and Directors:
Daniel Schreiber				%		%				%
Shai Wininger				%		%				%
Tim Bixby(6)				%		%				%
John Peters(7)				%		%				%
Jorge Espinel(8)				%		%				%
Joel Cutler(9)				%		%				%
Michael Eisenberg(10)				%		%				%
G. Thompson Hutton(11)				%		%				%
Mwashuma Nyatta(12)				%		%				%
Haim Sadger(13)				%		%				%
Caryn Seidman-Becker				%		%				%
All directors and executive officers as a group (11 persons)				%		%				%

(1)
Includes shares of Series C Preferred Stock held by Softbank Group Capital Limited. The address for this entity is 1 Circle Star Way, 4F, San Carlos, California 94070.

(2)
Includes (i) shares of Series Seed Preferred Stock held by Sequoia Capital Israel Venture V Holdings, L.P., (ii) shares of Series A Preferred Stock held by Sequoia Capital Israel Venture V Holdings, L.P. and (iii) shares of Series B Preferred Stock held by Sequoia Capital Israel Venture V Holdings, L.P. The address for this entity is 50 Ramat Yam Street, Oceanos building, Pituach, Israel 46851.

(3)
Includes (i) shares of Series Seed Preferred Stock held through Aleph, L.P., (ii) shares of Series A Preferred Stock held through Aleph, L.P., (iii) shares of Series B Preferred Stock held through Aleph, L.P., (iv) shares of Series Seed Preferred Stock held through Aleph-Aleph, L.P., (v) shares of Series A Preferred Stock held through Aleph-Aleph, L.P. and (vi) shares of Series B Preferred Stock held through Aleph-Aleph, L.P. The address for these entities is Rothschild 32, Tel Aviv, Israel 61291.

(4)
Includes (i) shares of Series A Preferred Stock held by XL Innovate Fund, L.P. and (ii) shares of Series B Preferred Stock held by XL Innovate Fund, L.P. The address for this entity is 3555 Alameda de las Pulgas, 2nd Floor, Menlo Park, California 94025.

(5)
Includes (i) shares of Series B Preferred Stock held by General Catalyst Group VIII, L.P., (ii) shares of Series C Preferred Stock held by General Catalyst Group VIII, L.P., (iii) shares of Series B Preferred Stock held by General Catalyst Group VIII Supplemental, L.P. and (iv) shares of Series C Preferred Stock held by General Catalyst Group VIII

  Supplemental, L.P. The address for each of these entities is 20 University Road, 4th floor, Cambridge, Massachusetts, 02138.

(6)
Mr. Bixby holds restricted shares that will remain outstanding and continue to vest in accordance with their terms on and after the closing of this offering.

(7)
Mr. Peters holds restricted shares that will remain outstanding and continue to vest in accordance with their terms on and after the closing of this offering. He holds stock options that are scheduled to vest over a four-year period, subject to his continued employment with us through each applicable vesting date.

(8)
Mr. Espinel holds stock options that are scheduled to vest over a four-year period, subject to his continued employment with us through each applicable vesting date.

(9)
Includes (i) shares of Series B Preferred Stock held through General Catalyst Group VIII, L.P. ("GP Group VIII"), (ii) shares of Series B Preferred Stock held through General Catalyst Group VIII Supplemental, L.P. ("GC Group VIII Supplemental"), (iii) shares of Series C Preferred Stock held through GP Group VIII and (iv) shares of Series C Preferred Stock held through GC Group VIII Supplemental. General Catalyst GP VIII, LLC ("GP VIII LLC") is the general partner of General Catalyst Partners VIII, L.P. ("GP VIII LP"), which is the general partner of GC Group VIII and GC Group VIII Supplemental. General Catalyst Group Management, LLC ("GCGM") is the manager of GP VIII LLC. General Catalyst Group Management Holdings, L.P. ("GCGMH") is the manager of GCGM. General Catalyst Group Management Holdings GP, LLC ("GCGMH LLC") is the general partner of GCGMH. Joel Cutler is a managing director of GCGMH LLC and may be deemed to share voting and investment power over the shares held by GC Group VIII and GC Group VIII Supplemental. The address for each of these entities is 20 University Road, 4th floor, Cambridge, Massachusetts, 02138.

(10)
Includes (i) shares of Series Seed Preferred Stock held through Aleph, L.P., (ii) shares of Series A Preferred Stock held through Aleph, L.P., (iii) shares of Series B Preferred Stock held through Aleph, L.P., (iv) shares of Series Seed Preferred Stock held through Aleph-Aleph, L.P., (v) shares of Series A Preferred Stock held through Aleph-Aleph, L.P. and (vi) shares of Series B Preferred Stock held through Aleph-Aleph, L.P. Michael Eisenberg is a director of the general partner of Aleph, L.P. and Aleph-Aleph, L.P. and may be deemed to share voting and investment power over the shares held by each of these entities. The address for each of these entities is Rothschild 32, Tel Aviv, Israel 61291.

(11)
Includes (i) shares of Series A Preferred Stock held by XL Innovate Fund, L.P. and (ii) shares of Series B Preferred Stock held by XL Innovate Fund, L.P. G. Thompson Hutton is a member of the investment committee of XL Innovate Fund, L.P. and may be deemed to share voting and investment power over the shares held by the entity. The address for this entity is 3555 Alameda de las Pulgas, 2nd Floor, Menlo Park, California 94025.

(12)
Includes shares of Series C Preferred Stock held by Softbank Group Capital Limited. Mwashuma Nyatta is a partner at Softbank Group International and may be deemed to share voting and investment power over the shares held by Softbank Group Capital Limited. The address for this entity is 1 Circle Star Way, 4F, San Carlos, California 94070.

(13)
Includes (i) shares of Series Seed Preferred Stock held through Sequoia Capital Israel Venture V Holdings, L.P. ("Sequoia Capital"), (ii) shares of Series A Preferred Stock held through Sequoia Capital and (iii) shares of Series B Preferred Stock held through Sequoia Capital. Haim Sadger is a managing partner of Sequoia Capital and may be deemed to share voting and investment power over the shares held by the entity. The address for this entity is 50 Ramat Yam Street, Oceanos building, I-Ierzelia Pituach, Israel 46851.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          The following is a description of transactions since January 1, 2016 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm's-length transactions with unrelated third parties.

Equity Financings

Seed Preferred Stock Financing

          On July 29, 2015, we sold 7,905,140 shares of our seed convertible preferred stock to certain investors including affiliates of Aleph, L.P. and Sequoia Capital at a purchase price of approximately $1.64 per share, for an aggregate purchase price of approximately $13.0 million. Aleph, L.P. and Sequoia Capital each currently hold more than 5% of our Class A common stock (after giving effect to the Preferred Stock Conversion) ("Series Seed Preferred Stock"). Our current directors, Michael Eisenberg and Haim Sadger, were elected to the board as the designees nominated by our Series Seed Preferred Stock. Mr. Eisenberg is a Partner at Aleph, and Mr. Sadger is a Managing Partner and Managing Director at S Capital L.P and serves in managing capacities in various Sequoia Capital Israel entities.

Series A Preferred Stock Financing

          On March 8, 2016 and thereafter, we sold 3,328,774 shares of Series A convertible preferred stock to certain investors including affiliates of Aleph, L.P., Sequoia Capital and XL Innovate Fund, L.P. at a purchase price of approximately $4.09 per share, for an aggregate purchase price of approximately $13.0 million ("Series A Preferred Stock"). Our current director, Mr. Hutton, the Managing Partner at XL Innovate, was elected to the board as the designee nominated by our Series A Preferred Stock.

Series B Convertible Preferred Stock Financing

          On November 17, 2016 and thereafter, we sold an aggregate of 4,511,417 shares of our Series B convertible preferred stock to certain investors including affiliates of Aleph, L.P., Sequoia Capital, XL Innovate Fund and General Catalyst Partners at a purchase price of approximately $7.56 per share, for an aggregate purchase price of approximately $34.1 million ("Series B Preferred Stock"). Our current director, Mr. Cutler, the Co-Founder and Managing Director at General Catalyst Partners, was elected to the board as the designee nominated by our Series B Preferred Stock.

Series C Convertible Preferred Stock Financing

          On March 12, 2018, we sold an aggregate of 8,703,846 shares of our Series C convertible preferred stock to certain investors including affiliates of General Catalyst Partners and SoftBank Group Corp. at a purchase price of approximately $13.80 per share, for an aggregate purchase price of approximately $120.1 million ("Series C Preferred Stock"). SoftBank Group Corp. currently holds more than 5% of our Class A common stock (after giving effect to the Preferred Stock Conversion). Our current director, Mr. Nyatta is a partner at SoftBank Group International and was elected to the board as the designee nominated by our Series C Preferred Stock. David Thevenon, a former member of our board of directors, is also a partner at SoftBank Group International.

Series D Convertible Preferred Stock Financing

          On April 8, 2019, we entered into the Series D SPA with new and existing investors, including affiliates of Softbank Group Corp, and General Catalyst Partners. The Series D SPA allows for the sale of up to 7,107,930 Series D preferred stock at a price per share of $42.21, for a total consideration of approximately $300.0 million. We expect to obtain regulatory approvals for the Series D Preferred Stock sale in June 2019.

Preferred Stock Conversion

          Pursuant to the terms of our Amended Charter, all 24,449,177 outstanding shares of our convertible preferred stock will automatically convert into 24,449,177 shares of Class A common stock in connection with the completion of this offering.

Investors' Rights Agreement

          We are party to an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with certain holders of our capital stock, including, among others, affiliates of Aleph, L.P., General Catalyst Partners, Sequoia Capital, SoftBank Group Corp. and XL Innovate Fund. Under our Investors' Rights Agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Pursuant to the Investors' Rights Agreement, after the completion of this offering, certain holders of our Class A common stock and the holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act.

          The registration rights set forth in the Investors' Rights Agreement will expire (a) four years following the completion of this offering, (b) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or holds 1% or less of the Company's outstanding Class A common stock and all Registrable Securities (as such term is defined in the Investors' Rights Agreement) held by such holder can be sold in any three month period, in compliance with Rule 144 or (c) after the consummation of a liquidation event under the terms of the Amended Charter. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the Investors' Rights Agreement (i) to receive notice of this offering and (ii) to include their registrable shares in this offering.

Demand Registration Rights

          After the completion of this offering, the holders of up to         shares of our Class A common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least $15 million. We are obligated to effect only two such registrations that have been declared or ordered effective. If we determine in good faith that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

          After the completion of this offering, if we propose to register the offer and sale of shares of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock certain holders will be entitled to certain "piggyback" registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described above, (ii) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, (iii) a registration related to any employee benefit plan, (iv) a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act or (v) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our Class A common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

          Under the Investors' Rights Agreement, holders of at least 20% of the registrable securities may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3. The Company will not be obligated to effect any such registration if (i) Form S-3 is not available for such offering by the holders, (ii) the holders propose to sell securities at an aggregate price to the public of less than $10 million, net of any underwriters' discounts or commissions, (iii) the Company has effected two registrations on Form S-3 within the 12-month period preceding the date of the request, and (iv) the Company determines in good faith that it would be seriously detrimental to us and our stockholders to effect such a registration, in which case we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Right of First Refusal and Co-Sale Agreement

          We are party to an amended and restated right of first refusal and co-sale agreement, pursuant to which we or our assignees have a right to purchase shares of our capital stock which holders of our common stock propose to sell to other parties. Since January 1, 2016, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, resulting in the purchase of such shares by certain of our stockholders. See "Principal Stockholders" for additional information regarding beneficial ownership of our capital stock.

          The amended and restated right of first refusal and co-sale agreement will terminate upon the completion of this offering.

Voting Agreement

          We are party to an amended and restated voting agreement under which certain holders of our capital stock have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors.

          The amended and restated voting agreement will terminate upon the completion of this offering, at which time there will be no further contractual obligations regarding the manner in which shares are voted with respect to the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Employee Stock Purchase Agreements

          In 2017, we entered into stock purchase agreements with two executive officers where in lieu of cash payment for the stock, promissory notes were issued totaling $1.5 million, payable to us. These notes are secured by the underlying stock purchased and such unvested stock can be repurchased by us upon termination of each executive officer's employment at the original issuance price. In 2018, one executive settled a portion of the existing promissory note in an amount equal to $0.1 million inclusive of accumulated interest.

Other Transactions

          We have granted equity awards to our executive officers and certain of our directors. See "Executive Compensation" and "Management — Director Compensation" for a description of these equity awards.

          We use the services of a travel agency owned by a relative of one of our directors. During the years ended December 31, 2017 and 2018, we incurred travel related expenses in the amount of approximately $0.3 million and $0.2 million, respectively, in connection with these services.

          We have leased office space in the United States and The Netherlands from an affiliate. Rental expense recorded for the years ended December 31, 2017 and 2018 was $0.2 million and $6,000, respectively. There were no outstanding amounts due as of December 31, 2017 and 2018.

Limitation on Liability and Indemnification of Officers and Directors

          We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

          In addition, our Amended Charter and Amended Bylaws, which will each become effective in connection with the completion of this offering, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our Amended Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our Amended Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

          The limitation of liability and indemnification provisions that are included in our Amended Charter, our Amended Bylaws, and indemnification agreements with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

          At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

          We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

          Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Policies and Procedures for Related Party Transactions

          Prior to the completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or an immediate family member thereof, has or will have a direct or indirect material interest. Under this policy, the audit committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arm's length transaction with an unrelated third party and that the audit committee determines are not inconsistent with the best interests of the Company. In particular, our policy with respect to related party transactions will require our audit committee to consider the benefits to the Company, the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship, the availability of other sources for comparable products or services, the terms of the transaction and the terms available to unrelated third-parties or to employees generally. A "related party" is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members. All of the transactions described above were entered into prior to the adoption of this policy.

          Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

DESCRIPTION OF CAPITAL STOCK

          In connection with this offering, we will amend and restate our existing amended and restated certificate of incorporation and our existing bylaws. Unless otherwise stated, the following is a description of the material terms of, and is qualified in its entirety by, our Amended Charter and our Amended Bylaws, each of which will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. In this "Description of Capital Stock" section, "we," "us," "our" and "our company" refer to Lemonade, Inc. and not to any of its subsidiaries.

          Upon the completion of this offering, our authorized capital stock will consist of             shares of Class A common stock, par value $0.00001 per share;              shares of Class B common stock, par value $0.00001 per share; and             shares of preferred stock, par value $0.00001 per share, the rights and preferences of which the board of directors may establish from time to time.

          Assuming the Preferred Stock Conversion, which will occur in connection with the completion of this offering, as of             , 2019, and assuming the exchange of shares held by our Co-Founders into shares of our Class B common stock, which will occur in connection with the completion of this offering, there were             shares of our Class A common stock outstanding held by             stockholders of record,             shares of our Class B common stock outstanding held by             stockholders of record and no shares of our preferred stock outstanding. Pursuant to our Amended Charter, our board of directors will have the authority, without stockholder approval, except as required by the listing standards of the                   , to issue additional shares of our Class A common stock. Pursuant to the terms of the Amended Charter, any issuance of additional shares of Class B common stock requires the approval of the holders of two-thirds of the outstanding shares of Class B common stock.

Common Stock

          We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Dividend Rights

          Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class A common stock unless they are declared or paid in the same amount in respect of Class B common stock, and vice versa. With respect to stock dividends, holders of Class A common stock must receive Class A common stock. Under Delaware law, we can only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

          Applicable insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

          See "Dividend Policy" for additional information.

Voting Rights

          Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to             votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our Amended Charter, approval of the holders of a majority of the Class B common stock is required to increase the number of authorized shares of our Class B common stock. The holders of our common stock do not have cumulative voting rights in the election of directors. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

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  If we were to seek to amend our Amended Charter to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

  •
  if we were to seek to amend our Amended Charter in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

          Our Class B common stock will have the right to vote as a separate class to:

  •
  Amend or modify any provision of our Amended Charter inconsistent with, or otherwise alter, any provision of our Amended Charter to modify the voting, conversion or other rights, powers, preferences, privileges or restrictions of our Class B common stock;

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  reclassify any outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to have more than one vote for each share thereof;

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  issue any shares of Class B common stock, including by dividend, distribution or otherwise; or

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  authorize, or issue any shares of, any class or series of our capital stock having the right to more than one vote for each share thereof.

          Our Amended Charter provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

          Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Right to Receive Liquidation Distributions

          If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

          Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Following the completion of this offering, shares of Class B common stock will automatically convert into shares of Class A common stock upon any sale or transfer, whether or not for value, except for certain transfers described in our Amended Charter, including estate planning or charitable transfers where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock are retained by the transferring holder or such transferring holder's spouse or upon the affirmative vote of a majority of the voting power of the outstanding shares of our Class B common stock, voting separately as a class. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities and permitted transferees of such natural person (as described in our Amended Charter), will convert automatically into             share of Class A common stock upon the death of such natural person. In the event of the death or permanent and total disability of a holder, shares of Class B common stock held by such holder, his permitted entities or permitted transferees will convert to Class A common stock, provided that the conversion will be deferred for nine months, or up to 18 months if approved by a majority of our independent directors, following his or her death or permanent and total disability. Transfers between holders of Class B common stock are permitted transfers and will not result in conversion of the shares of Class B common stock that are transferred; however, upon the death or total and permanent disability of the transferring holder, the transferred shares would convert to Class A common stock following the deferral period of nine months, or up to 18 months if approved by a majority of our independent directors.

          Each share of Class B common stock will convert automatically into             share of Class A common stock upon (i) the date specified by affirmative written election of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the shares of Class B common stock held by such holders and their permitted entities and permitted transferees represent less than 20% of the Class B common stock held by such holders and their permitted entities as of immediately following the completion of this offering or (iii) nine months after the death or total disability of the last to die or become disabled of such holders, or such later date not to exceed a total period of 18 months after such death or disability as may be approved by a majority of our independent directors.

Fully Paid and Non-Assessable

          All shares of our Class A common stock that will be outstanding upon the completion of this offering will be fully paid and non-assessable.

Preferred Stock

          No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Amended Charter authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

  •
  The designation of the series;

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  the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption or repurchase rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

          We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock. We have no current plan for the issuance of any shares of preferred stock.

Options

          As of                  , 2019, we had outstanding options to purchase an aggregate of                  shares of our Class A common stock, with a weighted-average exercise price of approximately $             per share, under the 2015 Plan.

Registration Rights

          After the completion of this offering, certain holders of our Class A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Certain Relationships and Related Party Transactions — Investors' Rights Agreement" for more information.

  Anti-Takeover Effects of Provisions of our Amended Charter, our Amended Bylaws and Delaware Law

          Our Amended Charter and our Amended Bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

  Delaware Law

          We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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  The business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

          In general, Section 203 defines a "business combination" to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an "interested stockholder" as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company. See "Risk Factors — Risks Relating to Ownership of Our Class A Common Stock — Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management."

  Amended Charter and Amended Bylaw Provisions

          Our Amended Charter and our Amended Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Dual Class Stock

          As described above in "— Common Stock — Voting Rights," our Amended Charter provides for a dual class common stock structure, which will provide our Co-Founders, individually or together, with significant influence over matters requiring stockholder approval, including the election of directors, the approval of certain business combinations or dispositions, amendments to our Amended Charter or to our Amended Bylaws, and other extraordinary transactions.

Classified Board of Directors

          Our Amended Charter will provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See "Management — Board Composition."

Authorized but Unissued Shares

          The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of                  . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

          Our Amended Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended Bylaws will also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent; Special Meeting of Stockholders

          Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's certificate of incorporation provides otherwise. Our Amended Charter will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Our Amended Bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

No Cumulative Voting

          The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our Amended Charter does not provide for cumulative voting.

Directors Removed Only for Cause

          Our Amended Charter will provide that stockholders may remove directors only for cause.

Amendment of Amended Charter or Amended Bylaws

          Our Amended Charter requires the approval of two-thirds of the outstanding voting power of our common stock in order for any amendment to be approved. Our Amended Bylaws provide that approval of stockholders holding two-thirds of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our Amended Bylaws.

          The foregoing provisions of our Amended Charter and Amended Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Issuance of Undesignated Preferred Stock

          Our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Venue

          Our Amended Charter requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Amended Charter or Amended Bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court of for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Nothing in our Amended Charter precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Limitations on Liability and Indemnification of Officers and Directors

          The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our Amended Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director's duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

          Our Amended Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

          The limitation of liability, indemnification and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

          There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

          We intend to enter into an indemnification agreement with each of our directors and executive officers as described in "Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — Indemnification Agreements." Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Corporate Opportunities

          Our Amended Charter provides that, to the fullest extent permitted by law, we have, on behalf of ourselves, our subsidiaries and our and their respective stockholders, renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be presented to our directors or officers or any of their respective affiliates, partners, principals, directors, officers, members, managers, employees or other representatives, and that no such person has any duty to communicate or offer such business opportunity to us or any of our subsidiaries or shall be liable to us or any of our subsidiaries or any of our or its stockholders for breach of any duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or our subsidiaries, unless, in the case of any such person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company.

Dissenters' Rights of Appraisal and Payment

          Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Lemonade. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.

Stockholders' Derivative Actions

          Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's shares thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See "— Exclusive Venue" above.

Stock Exchange Listing

          We intend to apply to list our Class A common stock on the             under the symbol "             ."

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A common stock will be                  . The transfer agent and registrar's address is                   .

Public Benefit Corporation Status

          We are incorporated in Delaware as a public benefit corporation as a demonstration of our long-term commitment to make insurance a public good. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct, and the specific public benefit or public benefits identified in the public benefit corporation's certificate of incorporation. They are also required to publicly disclose at least biennially a report that assesses their public benefit performance, and may elect in their certificate of incorporation to measure that performance against an objective third-party standard, although our Amended Charter will not contain such requirement and we expect that our board of directors will measure our benefit performance against the objectives and standards it sets.

          We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our Class A common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.

          Our public benefit, as provided in our certificate of incorporation, is: to harness novel business models, technologies and private-nonprofit partnerships to deliver insurance products where charitable giving is a core feature, for the benefit of communities and their common causes.

          We must have approval of 2/3 of the outstanding stock of the company entitled to vote to:

  •
  amend our certificate of incorporation to delete or amend the requirements of our public benefit purpose; or

  •
  merge or consolidate with an entity that would result in the company losing its status as a public benefit corporation or with an entity that does not contain identical provisions identifying the public benefits of the company.

          Stockholders of the company owning individually or collectively, as of the date of instituting a derivative suit, at least 2% of the company's outstanding shares may maintain a derivative lawsuit to enforce the requirements that the board of directors will manage or direct the business and affairs of the company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the company's conduct, and the specific public benefits identified in our certificate of incorporation.

SHARES ELIGIBLE FOR FUTURE SALE

          Immediately prior to this offering, there was no public market for our Class A common stock, and there can be no assurance that a significant public market for our Class A common stock will develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock in the public market (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A common stock) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our Class A common stock. Furthermore, because substantially all of our Class A common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of Class A common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

          Assuming the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our Class A common stock and the reclassification of such shares in shares of our Class A common stock, which will occur in connection with the completion of this offering, as of         , 2019, and assuming the exchange of shares held by our Co-Founders into shares of our Class B common stock, which will occur in connection with the completion of this offering, we expect to have         shares of our Class A common stock outstanding and         shares of our Class B common stock outstanding, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares of Class A common stock.

          All of the shares of Class A common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act, except that any shares purchased by our directors, employees and the friends and family members of our directors and such employees will be subject to the lock-up agreements described below.

          Generally, the balance of our outstanding shares of Class A common stock (including shares of Class A common stock issuable upon conversion of our Class B common stock) will be deemed "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Class A common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

          As a result of the lock-up and market standoff agreements described below and the provisions of our Investors' Rights Agreement described in the section titled "Description of Capital Stock — Registration Rights," and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock will be available for sale in the public market as follows:

  •
  beginning on the date of this prospectus, all         shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

  •
  beginning         days after the date of this prospectus,         additional shares of Class A common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled "— Lock-Up Arrangements," of which         shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

  •
  beginning         days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below), all remaining shares will become eligible for sale in the public market, of which         shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

          Upon the expiration of the lock-up agreements described below         days after the date of this prospectus, and subject to the provisions of Rule 144, an additional          shares of Class A common stock will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

Lock-up Agreements

          We and all of our directors and executive officers, and certain holders of our Class A common stock and securities exercisable for or convertible into our Class A common stock outstanding immediately on the closing of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of Class A common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our Class A common stock. In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our investor rights agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

          In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our Class A common stock then outstanding, which will equal approximately         shares immediately after completion of this offering; or

  •
  the average weekly trading volume in our Class A common stock on             during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

          Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

          Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of Class A common stock, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

          In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

          We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover approximately         shares of our Class A common stock. Shares issued under our equity incentive plans after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. See "Executive Compensation — Equity Compensation" for a description of our equity compensation plans.

Registration Rights

          Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See "Certain Relationships and Related Party Transactions — Demand Registration Rights" and "Description of Capital Stock — Registration Rights." If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

          The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

          This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  tax-qualified retirement plans;

  •
  "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

  •
  persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A common stock being taken into account in an applicable financial statement.

          If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

          THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

          For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our Class A common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

          As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "— Sale or Other Taxable Disposition."

          Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

          If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

          Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

          Subject to the discussion below on information reporting, backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our Class A common stock constitutes a U.S. real property interest (a "USRPI") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any applicable time within the shorter of the five year period preceding the Non-U.S. Holder's disposition of, or the Non-U.S. Holder's holding period for, our Class A common stock.

          Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

          Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

          With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

          Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

          Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

          Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

          Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

          Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

          Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares of our Class A common stock.

Paid by us	No Exercise	Full Exercise
Per share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We have agreed that, subject to certain limited exceptions, we will not: (1) offer, pledge, sell, contract to sell, any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with, or submit to, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (in either case, regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

          The directors and executive officers of the company and holders of substantially all of its outstanding shares have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant); or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock or that the shares will trade in the public market at or above the initial public offering price.

          We intend to apply to list our Class A common stock on the             under the symbol "             ."

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , in the over-the-counter market or otherwise.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             . We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $             .

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of our company (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with our company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

          In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of shares of our common stock may not be made in that Relevant Member State, except that an offer to the public of shares of our common stock in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive:

            (a)     To any legal entity which is a qualified investor as defined in the Prospectus Directive;

            (b)     To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

            (c)     In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

          This EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

          In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Israel

          This document does not constitute a prospectus under the Israel Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority nor have the securities offered under this document been approved or disapproved by the Israel Securities Authority or registered for sale in Israel. Our Class A common stock will not be offered or sold to the public in Israel, except that the underwriters may offer and sell such shares, and distribute this prospectus to investors listed in the first addendum, or the Addendum, to the Israel Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors are required to complete and sign a questionnaire to confirm that they fall within the scope of the Addendum. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israel Securities Law.

Canada

          Our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

          The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

  Japan

          Our Class A common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

 LEGAL MATTERS

          The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York. White & Case LLP has from time to time provided legal services to us and they may continue to do so.

EXPERTS

          The consolidated financial statements of Lemonade, Inc. and its subsidiaries as of December 31, 2017 and December 31, 2018, and for each of the years in the two-year period ended December 31, 2018, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our Class A common stock offered hereby, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

          Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

          As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC.

          You can review the registration statement, as well as our future SEC filings, by accessing the SEC's website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Lemonade, Inc.
5 Crosby Street
New York, New York 10013
(844) 733-8666

          We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

          Schedules other than those listed above are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          To the Stockholders and the Board of Directors of Lemonade, Inc.

Opinion on the Financial Statements

          We have audited the accompanying consolidated balance sheets of Lemonade, Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in convertible preferred stock and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

          These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

          We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2015.

New York, New York

June 7, 2019

LEMONADE, INC.

CONSOLIDATED BALANCE SHEETS

($ in millions, except share and per share amounts)

	As of December 31,		Pro Forma December 31,

	2017	2018	2018

			(unaudited)
Assets
Investments
Fixed maturities available-for-sale, at fair value (amortized cost: $3.2 as of December 31, 2017 and 2018)	$3.2	$3.2	$3.2
Short-term investments	13.1	6.0	6.0

Total investments	16.3	9.2	9.2
Cash, cash equivalents and restricted cash	16.9	102.4	102.4
Premium receivable	5.9	25.9	25.9
Reinsurance recoverable	3.0	11.8	11.8
Prepaid reinsurance premiums	0.7	1.5	1.5
Deferred acquisition costs	0.1	0.6	0.6
Property and equipment, net	0.3	1.0	1.0
Other assets	1.0	1.4	1.4

Total assets	$44.2	$153.8	$153.8

Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)
Unpaid loss and loss adjustment expense	$2.1	$13.1	$13.1
Unearned premiums	6.3	27.7	27.7
Trade payables	1.3	1.5	1.5
Other liabilities	2.5	9.8	9.8

Total liabilities	12.2	52.1	52.1

Commitments and contingent liabilities (Note 17)
Convertible preferred stock (Series Seed, A, B and C), $0.00001 par value; 15,745,332 shares and 24,449,177 shares authorized as of December 31, 2017 and 2018, respectively; 15,671,730 and 24,445,555 shares issued and outstanding as of December 31, 2017 and 2018, respectively; aggregate liquidation preference of $180.8 million as of December 31, 2018; no shares issued or outstanding, pro forma as of December 31, 2018	60.4	180.8	—
Stockholders' equity (deficit):
Common stock, $0.00001 par value, 27,663,851 shares and 42,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 11,568,583 shares and 11,602,708 shares issued and 10,887,059 shares and 10,983,684 shares outstanding as of December 31, 2017 and 2018, respectively; 35,429,239 shares issued and outstanding, pro forma as of December 31, 2018	—	—	—
Additional paid-in capital	8.5	10.7	191.5
Accumulated deficit	(36.9)	(89.8)	(89.8)

Total stockholders' equity (deficit)	(28.4)	(79.1)	101.7

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$44.2	$153.8	$153.8

The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except share and per share amounts)

	Year Ended December 31,

	2017	2018

Revenue
Net earned premium	$2.3	$21.2
Net investment income	0.1	1.3

Total revenue	2.4	22.5
Expense
Loss and loss adjustment expense, net	1.7	15.2
Other insurance expense	1.8	4.2
Sales and marketing	12.7	41.9
Technology development	2.3	4.7
General and administrative	11.9	9.1

Total expense	30.4	75.1

Loss before income taxes	(28.0)	(52.6)
Income tax expense	0.1	0.3

Net loss	$(28.1)	$(52.9)

Per Share Data
Net loss per share attributable to common stockholders — basic and diluted	$(2.58)	$(4.84)

Weighted average common shares outstanding — basic and diluted	10,887,059	10,931,776

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)		$(1.57)

Pro forma weighted average common shares outstanding — basic and diluted (unaudited)		33,656,621

The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
($ in millions, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Receivable on account	Accumulated	Total Stockholders'

	Shares	Amount	Shares	Amount	Capital	of stock	Deficit	Equity (Deficit)

Balance as of January 1, 2017	15,598,964	$59.8	10,887,059	$—	$0.3	$(0.2)	$(8.8)	$(8.7)
Issuance of Series B Preferred stock net of issuance costs of $ —	72,766	0.6	—	—	—	0.2	—	0.2
Stock-based compensation	—	—	—	—	8.2	—	—	8.2
Net loss	—	—	—	—	—	—	(28.1)	(28.1)

Balance as of December 31, 2017	15,671,730	60.4	10,887,059	—	8.5	—	(36.9)	(28.4)
Issuance of Series C Preferred stock, net of issuance costs of $0.2	8,700,224	119.8	—	—	—	—	—	—
Exercise of stock options	—	—	34,125	—	—	—	—	—
Release of shares upon repayment of partial recourse loan	—	—	62,500	—	0.1	—	—	0.1
Exercise of Series A Preferred stock warrants	73,601	0.6	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	2.1	—	—	2.1
Net loss	—	—	—	—	—	—	(52.9)	(52.9)

Balance as of December 31, 2018	24,445,555	$180.8	10,983,684	$—	$10.7	$—	$(89.8)	$(79.1)

The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)

	Year Ended December 31,

	2017	2018

Cash flows from operating activities
Net loss	$(28.1)	$(52.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	0.1
Preferred stock warrants issued to consultants	0.2	—
Stock-based compensation	8.2	2.1
Change in fair value of warrant liability	—	0.2
Changes in operating assets and liabilities:
Premium receivable	(5.7)	(20.0)
Reinsurance recoverable	(3.0)	(8.9)
Prepaid reinsurance premiums	(0.7)	(0.8)
Deferred acquisition costs	(0.1)	(0.5)
Other assets	(0.7)	(0.4)
Unpaid loss and loss adjustment expense	2.1	11.0
Unearned premiums	6.1	21.4
Trade payables	0.8	0.2
Other liabilities	1.8	7.7

Net cash used in operating activities	(19.1)	(40.8)

Cash flows from investing activities
Proceeds from short-term investments sold or matured	15.6	20.9
Cost of bonds acquired	(2.3)	—
Cost of short-term investments acquired	(25.7)	(13.8)
Capital expenditures	(0.3)	(0.7)

Net cash (used in) provided by investing activities	(12.7)	6.4

Cash flows from financing activities
Issuance of Preferred stock, net	0.8	119.8
Proceeds from stock purchases	—	0.1

Net cash provided by financing activities	0.8	119.9

Net (decrease) increase in cash, cash equivalents and restricted cash	(31.0)	85.5
Cash, cash equivalents and restricted cash at beginning of year	47.9	16.9

Cash, cash equivalents and restricted cash at end of year	$16.9	$102.4

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$0.1	$0.2

The accompanying notes are an integral part of the consolidated financial statements.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

          Lemonade, Inc., is a public benefit corporation that was organized under Delaware law on June 17, 2015. It provides certain personnel, facilities and services to each of its subsidiaries (together with Lemonade, Inc., the "Company"), all of which are 100% owned, directly or indirectly, by Lemonade, Inc. The Company consists of the following entities, which support Lemonade, Inc.'s U.S. and E.U. operations: (1) Lemonade Insurance Company ("LIC"), an insurance corporation organized under New York law; (2) Lemonade Insurance Agency, LLC, a limited liability company organized under New York law; (3) Lemonade, Ltd., a company organized under the laws of Israel; and (4) Lemonade B.V., a private limited company organized under the laws of the Netherlands, a wholly owned subsidiary of Lemonade, Inc. and Lemonade Insurance N.V., a public limited company organized under the laws of the Netherlands, a wholly owned subsidiary of Lemonade B.V.

2. Summary of Significant Accounting Policies

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. All material inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

          The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company's management evaluates estimates, including those related to contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in the Company's consolidated financial statements include, but are not limited to, reserves for loss and loss adjustment expense, reinsurance recoverables on unpaid losses, and the fair values of investments.

Concentrations of credit risk

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

          The majority of the Company's cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S. and Israel. Such investments in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's cash and cash equivalents are in corporations with high credit standing. Accordingly, management believes that low credit risk exists with respect to these cash and cash equivalents.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

          The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.

Unaudited pro forma information

          The accompanying unaudited pro forma consolidated balance sheet as of December 31, 2018 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 24,445,555 shares of common stock upon an IPO, as if the proposed IPO had occurred on December 31, 2018.

          In the accompanying consolidated statements of operations, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon an IPO, as if the proposed IPO had occurred on the later of January 1, 2018 or the issuance date of the redeemable convertible preferred stock.

Financial statements in U.S. dollars

          The Company's functional currency is the U.S. dollar.

          Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, and income and expense items are translated at average monthly exchange rates. All transaction gains and losses from the measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

Cash, cash equivalents and restricted cash

          The following represents the Company's cash, cash equivalents and restricted cash as of December 31, 2017 and 2018 ($ in millions).

	As of December 31,

	2017	2018

Cash and cash equivalents	$16.8	$102.2
Restricted cash	0.1	0.2

Total cash, cash equivalents and restricted cash	$16.9	$102.4

          Cash consists primarily of cash on hand and bank deposits. Cash equivalents consist primarily of money market accounts and are stated at cost, which approximates fair value. The Company's restricted cash relates to security deposits related to the lease for its Israel office. The carrying value of restricted cash approximates fair value.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Investments

          Investments consist of bonds and short-term investments. The Company considers all of its marketable bonds and short-term investments as available-for-sale ("AFS"). Bonds consist of securities with an initial fixed maturity of more than one year. Bonds are principally carried at fair value. The discount or premium on bonds is amortized using the effective yield method. Short-term investments, which may include commercial paper, certificates of deposit, and fixed maturity investments with an initial maturity of one year or less, are carried at amortized cost which approximates fair value.

          The fair value of bonds is principally derived from market price data for identical assets from exchange or dealer markets and from market observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals. For certain bonds for which market prices are not readily available, market values are principally estimated using values obtained from independent pricing services, broker quotes and internal estimates.

          Realized gains or losses on the sale of investments are determined on the basis of specific identification. In addition, where declines in the fair value of securities below cost or amortized cost were considered to be an other-than-temporary impairment ("OTTI"), a realized loss would be recorded for the difference between cost or amortized cost and estimated fair value of such securities. Estimates of fair value are subjective and actual realizations will be dependent upon future events.

          The Company continually monitors the difference between cost and the estimated fair value of its investments, which involves uncertainty as to whether declines in value are temporary in nature. The analysis of any individual security's decline in value is performed in its functional currency.

          Each reporting period, all securities are reviewed to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. The Company considers relevant facts and circumstances in evaluating whether a credit or interest rate related impairment of a security is other than temporary. Relevant facts and circumstances considered include:

  •
  the extent and length of time the fair value has been below cost;

  •
  the reasons for the decline in value; the financial position and access to capital of the issuer, including the current and future impact of any specific events; for structured securities, the adequacy of the expected cash flows; and

  •
  for fixed maturities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity.

          When a decline in the value of a specific investment is considered to be OTTI at the balance sheet date, a provision for impairment is charged to earnings and the cost basis of that investment is reduced. If management can assert that it does not intend to sell an impaired fixed maturity security and it is not more likely than not that it will have to sell the security before recovery of its amortized cost basis, then the other-than-temporary impairment is separated into two components: (i) the amount related to credit losses (recorded in earnings) and (ii) the amount related to all other factors (recorded in other other comprehensive income). The credit-related portion of an OTTI is

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. Both components are shown in the statement of operations. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge to earnings is recorded to reduce the amortized cost of that security to fair value.

          To the extent that a debt security that is in an unrealized loss position is not impaired based on the preceding, the Company will consider a debt security to be impaired when it believes it to be probable that the Company will not be able to collect the entire amortized cost basis.

          For debt securities in an unrealized loss position as of the end of each quarter which meet the criteria for evaluation, the Company determines if it will recover all amounts due according to the contractual terms of the security in effect at the date of acquisition or develops a best estimate of the present value of expected cash flows. If the Company determines that it will not recover all amounts due according to the contractual terms of the debt security as of the date of acquisition, the Company records an OTTI loss in earnings equal to the entire difference between the fair value and the amortized cost basis of the security.

          In developing the expected recovery analysis for debt securities, the Company reviews business prospects, credit ratings and available information from asset managers and rating agencies for individual securities.

          If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer exists.

          Interest income, as well as prepayment fees and the amortization of the related premium or discount, is reported in net investment income. In periods subsequent to the recognition of OTTI loss for bonds, the Company generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security based on the amount and timing of estimated future cash flows.

Premium receivable

          Premium receivable is reported net of an allowance for estimated uncollectible premium amounts. Such allowance is based upon an ongoing review of amounts outstanding, length of collection periods, the creditworthiness of the insured and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance. No allowances were recorded as of December 31, 2017 and 2018.

Reinsurance

          Reinsurance is used to mitigate the exposure to losses, manage capacity and protect capital resources. Reinsuring loss exposures does not relieve the Company from its obligations to policyholders. Reinsurance recoverable (including amounts related to IBNR claims) and prepaid reinsurance premiums are reported as assets. To minimize exposure to losses related to a reinsurer's inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based upon a

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

number of other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Company currently has no allowance for uncollectible reinsurance recoverable.

          Ceded premiums written are recorded in accordance with the applicable terms of the reinsurance contracts and ceded premiums earned are charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers.

          Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contract.

Deferred acquisition costs

          Direct acquisition expenses, which primarily consist of premium taxes, related to each policy the Company writes are deferred and amortized to expense in proportion to the premium earned, generally over a period of one year. Deferred acquisition costs are reviewed at least annually to determine their recoverability from future income. If any such costs are determined not to be recoverable they are charged to expense. Anticipated net loss and LAE and estimated remaining costs of servicing contracts are considered when evaluating recoverability of deferred acquisition costs. The amount of deferred acquisition costs amortized to income during 2017 and 2018 was $0 and $0.1 million, respectively.

Property and equipment, net

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets at the following rates:

Years

Computers and electronic equipment	3
Furniture and equipment	6
Leasehold improvements	Shorter of lease term / useful life

Capitalized internal use software

          The Company defers certain costs related to the development of internal use software, which are incurred during the application development stage, and amortizes them over the software's estimated useful life. The amounts capitalized include employee's payroll and payroll-related costs directly associated with the development activities. The Company's policy is to amortize capitalized costs using the straight-line method over the estimated useful life, which is currently two years, beginning when the software is substantially complete and ready for its intended use. Costs incurred in the preliminary and post-implementation stages of the Company's products are expensed as incurred.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Unpaid loss and loss adjustment expense

          The reserves for loss and loss adjustment expense ("LAE") represent management's best estimate of the ultimate cost of all reported and unreported loss incurred through the balance sheet date. Unpaid loss and LAE are based upon the assumption that past developments are an appropriate indicator of future events. The incurred but not reported ("IBNR") portion of unpaid loss and LAE is based on past experience and other factors. The methods of making such estimates and for establishing the resulting reserves are periodically reviewed and updated. Any resulting adjustments are reflected in income. Unpaid loss and LAE consists of the estimated ultimate cost of settling claims incurred within the reporting period (net of related reinsurance recoverable), including IBNR claims, plus changes in estimates of prior period losses.

          The Company reports its unpaid loss and LAE on an undiscounted basis. The estimation of the liability for unpaid loss and LAE is inherently complex and subjective, especially in view of changes in the legal and economic environment, which impact the development of unpaid loss and LAE, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Therefore, there can be no assurance that the ultimate liability will not materially differ from amounts reserved with a resulting material effect on the operating results of the Company.

Contingent liabilities

          The Company accounts for its contingent liabilities in accordance with ASC No. 450, "Contingencies". A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Comprehensive loss

          Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. There is no material difference between net loss and comprehensive loss in the periods presented in these consolidated financial statements.

Fair value of financial instruments

          Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. In addition, a three-tiered hierarchy for inputs is used in management's determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are market participant assumptions based on market data obtained from sources independent of the Company. Unobservable inputs are the reporting entity's own assumptions about market participant assumptions based on the best information available under the circumstances. In assessing the appropriateness of using observable inputs in making its fair value

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

determinations, The Company considers whether the market for a particular security is "active" or not based on all the relevant facts and circumstances.

          To determine the fair value of its investments, the Company utilizes third-party valuation service providers to gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments.

          Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, currency rates and other market observable information, as applicable. The valuation models consider, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector and, when applicable, collateral quality and other issue or issuer specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

          As a basis for considering such assumptions, a three-tier value hierarchy is used in management's determination of fair value based on the reliability and observability of inputs as follows:

  Level 1 — Valuations are based on unadjusted quoted prices in active markets that the Company has the ability to access for identical, unrestricted assets and do not involve any meaningful degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

  Level 2 — Valuations are based on direct and indirect observable inputs other than quoted market prices included in Level 1. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs;

  Level 3 — Valuations are based on techniques that use significant inputs that are unobservable. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

          The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company's fair value measurements includes investments, preferred stock warrants and stock options.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Preferred stock warrant liability

          The Company classified warrants for the purchase of shares of its convertible preferred stock (see Notes 4 and 12) as a liability on its consolidated balance sheets as these warrants were freestanding financial instruments which underlying shares are contingently redeemable (upon a certain liquidation events) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrant liability, which consists of warrants for the purchase of Series A convertible preferred stock, was initially recorded at fair value upon the date of issuance and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of general and administrative expenses in the consolidated statement of operations. Changes in the fair value of the warrants comprising the preferred stock warrant liability were recognized until each respective warrant was exercised (see Notes 4 and 12).

Accounting for stock-based compensation

          The Company estimates the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations.

          The Company uses option valuation models to measure the fair value of the options and warrants on the date of grant.

          The Company recognizes compensation expense for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of forfeitures. The Company accounts for forfeitures as they occur.

Common stock valuation

          Due to the absence of an active market for the Company's common stock, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering third-party valuations of our common stock as well as our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using the option-pricing method, or OPM, which used a combination of recent transactions in the Company's equity and income approach to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to shareholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

to arrive at an indication of value for the common stock. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including:

  •
  the prices at which the Company's preferred shares were sold and the superior rights and preferences of the preferred shares relative to our common stock at the time of each grant;

  •
  our stage of development and our business strategy;

  •
  external market conditions affecting the industry, and trends within the industry;

  •
  our financial position, including cash on hand, our historical and forecasted performance and operating results;

  •
  the lack of an active public market for our common stock and our preferred stock;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions;

  •
  the analysis of IPOs and the market performance of similar companies in the industry;

  •
  the market value of equity interests in similar corporations and other entities engaged in businesses substantially similar to ours; and

  •
  competitive developments

          Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Revenue

          Premiums are earned on a pro-rata basis over the term of the related insurance coverage. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums written and ceded premiums written, respectfully, related to the unexpired terms of related policies. Premiums ceded to third party reinsurers are reported as a reduction of earned premium.

          Investment income is recorded as earned. Investment income consists primarily of interest. Interest income is recognized on an accrual basis. Net investment income represents investment income, net of expenses.

          A premium deficiency is recognized if the sum of expected loss and loss adjustment expense, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency were greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company does not consider anticipated investment income when determining if a premium deficiency exists. There was no premium deficiency as of December 31, 2017 or 2018.

Other insurance expense

          Other insurance expense consists primarily of the amortization of premium taxes incurred on the successful acquisition of business written on a direct basis and merchant processing fees not charged to our customers. Other insurance expense also includes employee compensation,

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

including stock-based compensation and benefits, of our underwriting teams, as well as allocated occupancy costs and related overhead based on headcount.

Sales and marketing

          Sales and marketing includes third-party marketing, advertising, branding, public relations and sales expenses. Sales and marketing also includes associated employee compensation, including stock-based compensation and benefits, as well as allocated occupancy costs and related overhead based on headcount. Sales and marketing costs are expensed as incurred. Advertising expenses totaled $10.1 million and $36.2 million for the years ended December 31, 2017 and 2018, respectively.

Technology development

          Technology development consists of employee compensation, including stock-based compensation and benefits, and expenses related to vendors engaged in product management, design, development and testing of our websites and products. Technology development also includes allocated occupancy costs and related overhead based on headcount. Technology development costs are expensed as incurred, except for costs that are capitalized related to internal-use software development projects and subsequently depreciated over the expected useful life of the developed software.

General and administrative

          General and administrative includes employee compensation, including stock-based compensation and benefits for executive, finance, accounting, legal, business operations and other administrative personnel. In addition, general and administrative includes outside legal, tax and accounting services, insurance, and allocated occupancy costs and related overhead based on headcount.

Income taxes

          The Company accounts for income taxes in accordance with using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2017 and 2018, sufficient doubt existed over the Company's ability to generate sufficient taxable income to realize its deferred income tax assets, and accordingly, the Company has provided a full valuation allowance against its deferred tax assets.

          ASC 740, "Income Taxes" ("ASC 740") clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company reviews all of its tax positions and makes a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The Company did not have any uncertain tax positions during the years ended December 31, 2017 and 2018.

          The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. The Company did not incur any interest and penalties related to uncertain tax positions during the years ended December 31, 2017 and 2018. As of December 31, 2017 and 2018, the Company did not record any liabilities for tax-related interest and penalties on its consolidated balance sheets.

Net loss per share

          The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

          Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, convertible preferred stock and warrants to purchase shares of convertible preferred stock are considered potential dilutive common shares.

          The Company's convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities.

          In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2017 and 2018.

Severance pay

          Certain of the Company's employees have subscribed to Section 14 of Israel's Severance Pay Law, 5723-1963 ("Section 14"). Pursuant to Section 14, these employees are entitled only to the amounts deposited on their behalf by the Company, at a rate of 8.33% of their monthly salary in the event of termination. Payments in accordance with Section 14 release the Company from any future

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

severance liabilities. Neither severance pay liability nor severance pay fund under Section 14 is recorded on the Company's balance sheets as of December 31, 2017 or 2018.

Segment information

          The Company's chief operating decision-maker is the Chief Executive Officer. The chief operating decision-maker manages operations, allocates resources, and evaluates financial performance on a Company-wide basis. The Company has a single operating segment, the property and casualty insurance business. Currently, all of the Company's policies are written within the United States.

Recent accounting pronouncements

          The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.

          The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

Recently adopted accounting pronouncements

          In March 2016, the FASB issued Compensation — Share Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). The amendments in ASU 2016-09 affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 was effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted ASU 2016-09 on January 1, 2017. The impact of the adoption on the consolidated financial statements was immaterial.

          In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230) Restricted Cash, which simplifies the presentation of the change in restricted cash in operating activities. For non-public entities, the amendments to this update are effective for fiscal years beginning after December 31, 2018, and interim periods within fiscal years beginning after December 31, 2019, but early adoption of the ASU is permitted. The Company adopted ASU 2016-18 retrospectively on January 1, 2018. As a result of this adoption, the Company has revised the presentation of its statement of cash flows for the year ended December 31, 2017. There were no changes to previously reported amounts of cash used or provided by operating activities, investing activities or financing activities during the period.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recently issued accounting pronouncements

          In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 ("ASU 2014-09") "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)" and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This standard established the core principle of recognizing revenue to depict the transfer of promised goods and services and defines a five-step process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligations. Although the standard and all related amendments supersede nearly all existing revenue recognition guidance under GAAP, the guidance does not amend the accounting for insurance contracts recognized in accordance with ASC Topic 944, Financial Services — Insurance ("ASC 944"). As currently issued and amended, ASU 2014-09 is effective for nonpublic entities for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company will adopt the standard and all related amendments using the modified retrospective method, effective January 1, 2019. Our primary sources of revenue are recognized in accordance with ASC 944 as such, revenue within the scope of the new standard primarily includes commission revenue. Based on management's analysis of the new standard, management believes there will be no material changes in the timing or measurement of revenues based upon the guidance. As a result, management has estimated that there will be no cumulative effect on retained earnings.

          In January 2016, the FASB issued Financial Instruments — Overall, Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 affects the recognition, measurement, presentation, and disclosure of financial instruments. The guidance requires equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee) and an assessment of a valuation allowance on deferred tax assets related to unrealized losses of AFS debt securities in combination with other deferred tax assets. ASU 2016-01 is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect the adoption of this guidance to have a material impact on the financial condition and results of operations.

          In February 2016, the FASB issued Leases (Topic 842) ("ASU 2016-02"), whereby lessee's will be required to recognize for all leases at the commencement date a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

public companies and after December 15, 2019 for private companies. Early adoption is permitted. The Company is evaluating the potential impact of this pronouncement.

          In June 2016, the FASB issued Financial Instruments — Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 will change the way entities recognize impairment of financial assets by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, including, among others, HTM debt securities, trade receivables, and reinsurance receivables. The valuation allowance is a measurement of expected losses that is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This methodology is referred to as the current expected credit loss model. ASU 2016-13 requires a valuation allowance to be calculated on these financial assets, as well as available for sale securities, and that they be presented on the financial statements net of the valuation allowance. ASU 2016-13 is effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of ASU 2016-13 on its financial condition and results of operations, with a primary focus on our reinsurance recoverable.

3. Investments

Special deposits

          Bonds with a total carrying value of $2.8 million at December 31, 2017 and 2018, which are included in fixed maturities available-for-sale on the balance sheets were deposited with various state insurance departments, as required, to comply with state insurance laws. The carrying value of bonds deposited with each respective state is as follows ($ in millions):

	As of December 31,

U.S. State	2017	2018

New York	$1.6	$1.6
North Carolina	0.3	0.3
New Mexico	0.3	0.3
Virginia	0.3	0.3
Nevada	0.2	0.2
Arkansas	0.1	0.1

Total	$2.8	$2.8

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Investments (Continued)

Unrealized gains and losses

          The following tables present cost or amortized cost and fair values of investments at December 31, 2017 and 2018, respectively ($ in millions):

	Cost or Amortized	Gross Unrealized		Fair

	Cost	Gains	Losses	Value

December 31, 2017
U.S. Government obligations	$3.2	$—	$—	$3.2
Short-term investments	13.1	—	—	13.1

Total	$16.3	$—	$—	$16.3

December 31, 2018
U.S. Government obligations	$3.2	$—	$—	$3.2
Short-term investments	6.0	—	—	6.0

Total	$9.2	$—	$—	$9.2

          Gross unrealized losses for U.S. Government obligations were $39,000 and $41,000 as of December 31, 2017 and 2018, respectively, and for short-term investments were $11,000 and $0 as of December 31, 2017 and 2018, respectively, and were recorded as a component of accumulated other comprehensive loss.

Contractual maturities of bonds

          The following table presents the cost or amortized cost and estimated fair value of bonds as of December 31, 2018 by contractual maturity ($ in millions). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2018

	Cost or Amortized Cost	Fair Value

Due in one year or less	$1.0	$1.0
Due after one year through five years	2.2	2.2
Due after five years through ten years	—	—
Due after ten years	—	—

Total	$3.2	$3.2

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Investments (Continued)

Net investment income

          An analysis of net investment income follows ($ in millions):

	Year Ended December 31,

	2017	2018

Interest on cash and cash equivalents	$—	$1.0
Bonds	—	0.1
Short-term investments	0.1	0.2

Net investment income	$0.1	$1.3

          Investment income for bonds was $35,000 for the year ended December 31, 2017.

Investment gains and losses

          The Company had no pre-tax net realized capital gains for 2017 nor 2018.

Aging of gross unrealized losses

          The following tables present the gross unrealized losses and related fair values for the Company's AFS bond securities, grouped by duration of time in a continuous unrealized loss position, as of December 31, 2017 and 2018 ($ in millions):

	Less than 12 Months		12 Months or More		Total

	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

December 31, 2017
U.S. Government obligations	$2.2	$—	$1.0	$—	$3.2	$—

Total	$2.2	$—	$1.0	$—	$3.2	$—

December 31, 2018
U.S. Government obligations	$—	$—	$3.2	$—	$3.2	$—

Total	$—	$—	$3.2	$—	$3.2	$—

          Gross unrealized losses for U.S. Government Bonds was $23,000 and $16,000 for less than twelve months and twelve months or more, respectively, as of December 31, 2017. Gross unrealized losses for U.S. Government Bonds was $41,000 for twelve months or more as of December 31, 2018.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Investments (Continued)

          The gross unrealized investment losses as of December 31, 2017 and 2018, respectively, were deemed to be temporary, based on, among other things:

  •
  the duration of time and the relative magnitude to which fair values of these investments have been below their amortized cost was not indicative of an OTTI loss;

  •
  the absence of compelling evidence that would cause the Company to call into question the financial condition or near-term prospects of the issuer of the investment; and

  •
  the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

          The Company may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the methodology the Company uses to assess other-than-temporary declines in value. Risks and uncertainties could include, but are not limited to, incorrect assumptions about financial condition, liquidity or future prospects, inadequacy of any underlying collateral, and unfavorable changes in economic conditions or social trends, interest rates or credit ratings.

          As of December 31, 2017, the Company held a total of 7 debt securities that were in an unrealized loss position, 2 of which were in an unrealized loss position continuously for 12 months or more. As of December 31, 2018, the Company held a total of 7 debt securities, 6 of which were in an unrealized loss position, continuously for 12 months or more.

4. Fair Value Measurements

          The following tables present the Company's fair value hierarchy for financial assets and liabilities measured as of December 31, 2017 and 2018 ($ in millions):

	Fair Value Measurements as of December 31, 2017

	Level 1	Level 2	Level 3	Total

Assets:
U.S. Government obligations	$—	$3.2	$—	$3.2
Short-term investments	13.1	—	—	13.1

Total	$13.1	$3.2	$—	$16.3

Liabilities:
Preferred stock warrant liability	$—	$—	$0.4	$0.4

Total	$—	$—	$0.4	$0.4

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fair Value Measurements (Continued)

	Fair Value Measurements as of December 31, 2018

	Level 1	Level 2	Level 3	Total

Assets:
U.S. Government obligations	$—	$3.2	$—	$3.2
Short-term investments	6.0	—	—	6.0

Total	$6.0	$3.2	$—	$9.2

          There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2017 and 2018.

Valuation of preferred stock warrant liability

          The preferred stock warrant liability in the table below consists of the fair value of warrants to purchase shares of Series A convertible preferred stock that were issued in connection with a consulting services agreement in 2016 (see Note 12). The liability associated with the warrants was recorded at fair value on the dates the warrants were issued and exercisable and was subsequently remeasured to fair value at each reporting date until the warrants were exercised. The aggregate fair value of the warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

          The Company used the Black-Scholes option pricing model, which incorporate assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company's Series A convertible preferred stock, risk free interest rate, expected dividend yield, expected volatility of the price of the underlying preferred stock, and a probability weighted expected term of the warrants. The most significant assumption impacting the fair value of the preferred stock warrants is the fair value of the Company's Series A convertible preferred stock as of each remeasurement date. The Company determined the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. As of December 31, 2016 and 2017 and June 4, 2018 (the date on which the warrants were fully exercised), the fair value of the Series A convertible preferred stock was $5.18 per share, $5.17 per share and $8.44 per share, respectively. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the estimated remaining term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the estimated remaining term of the warrants. The Company estimated a 0% expected

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Fair Value Measurements (Continued)

dividend yield based on the fact that the Company has never paid or declared dividends and does not intend to do so in the foreseeable future.

Preferred Stock Warrant Liability

($ in millions)
Balance as of December 31, 2016	$0.4
Change in fair value	—

Balance as of December 31, 2017	0.4
Change in fair value	0.2
Exercise of preferred stock warrants	(0.6)

Balance as of December 31, 2018	$—

5. Reinsurance

Overview

          In the ordinary course of business, the Company cedes losses and LAE to other reinsurance companies. These arrangements reduce the net loss potential arising from large or catastrophic risks. Certain of these arrangements consist of excess of loss and catastrophe contracts, which protect against losses exceeding stipulated amounts. The ceding of risk through reinsurance does not relieve the Company from its obligations to policyholders. The Company remains liable with respect to losses and LAE ceded in the event that any reinsurer does not meet obligations assumed under the reinsurance agreements.

          The Company does not have any significant unsecured aggregate recoverable for losses, paid and unpaid including IBNR, loss adjustment expenses, and unearned premium with any individual reinsurer.

Reinsurance recoverable

          To reduce credit exposure to reinsurance recoverable balances, the Company obtains letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. In addition, under the terms of its reinsurance contracts, the Company may retain funds due to reinsurers as security for those recoverable balances. The Company has the following

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Reinsurance (Continued)

unsecured reinsurance recoverable balances from the its six largest reinsurers at December 31, 2017 and 2018 with all but one having an A.M. Best rating of A (Excellent) or better ($ in millions):

AM Best		As of December 31,

Rating	Reinsurer	2017	2018

A+	Munich Reinsurance America Inc	$0.3	$1.1
A	Lloyd's Underwriter Syndicate no. 0033 HIS	0.3	1.1
A	Lloyd's Underwriter Syndicate no. 2001 AML	0.3	0.9
NR	Lloyd's Underwriter Syndicate no. 2357 NCL	0.2	1.1
A+	Hannover Rueck SE	0.3	1.5
A	Hiscox Insurance Company (Bermuda) Ltd	0.3	1.0

		1.7	6.7
	Other reinsurers	1.1	2.7

		$2.8	$9.4

          Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable. Such balance as of December 31, 2017 and 2018 are presented in the table below ($ in millions).

	As of December 31,

	2017	2018

Reinsurance recoverable on paid losses	$0.9	$0.6
Ceded outstanding loss and LAE	2.1	11.2

Total reinsurance recoverable	$3.0	$11.8

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Reinsurance (Continued)

Premiums written, earned and losses and LAE incurred

          The impact of reinsurance treaties on the Company's consolidated financial statements is as follows ($ in millions):

	Year Ended December 31,

	2017	2018

Premium written:
Direct	$9.0	$46.8
Ceded	(1.3)	(5.6)

Net premium written	$7.7	$41.2

Premium earned:
Direct	$3.5	$25.3
Ceded	(1.2)	(4.1)

Net premium earned	$2.3	$21.2

Loss and LAE incurred
Direct	$4.7	$28.6
Ceded	(3.0)	(13.4)

Net loss and LAE incurred	$1.7	$15.2

6. Deferred Acquisition Costs

          The following tables present the policy acquisition costs deferred and amortized ($ in millions):

	As of December 31,

	2017	2018

Deferred Acquisition Costs
Balance, beginning of year	$—	$0.1
Add:
Premium taxes	0.1	0.6
Less:
Amortization of net deferred acquisition costs	—	(0.1)

Balance, end of year	$0.1	$0.6

Other Insurance Expense
Amortization of net deferred acquisition costs	$—	$0.1
Period costs	1.8	4.1

Total other insurance expense	$1.8	$4.2

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property and Equipment

          Property and equipment, net consists of the following ($ in millions):

	As of December 31,

	2017	2018

Computer equipment and software	$0.1	$0.6
Leasehold improvements	0.1	0.3
Furniture and equipment	0.1	0.2

	0.3	1.1
Accumulated depreciation	—	(0.1)

Property and equipment, net	$0.3	$1.0

          Depreciation expense for the years ended December 31, 2017 and 2018 was $31,000 and $0.1 million, respectively. Accumulated depreciation as of December 31, 2017 was $41,000.

          The Company capitalized costs related to the development of internal-use software of $0 and $0.3 million for the years ended December 31, 2017 and 2018, respectively. Capitalized amounts are included as a component of property and equipment under computer equipment and software.

8. Other Assets

          Other assets consists of the following ($ in millions):

	As of December 31,

	2017	2018

Prepaid expenses	$0.3	$0.7
Security deposits on leases	0.2	0.3
Investment income due and accrued	—	0.2
Funds on deposit with claims administrator	—	0.2
Deposit premium paid to reinsurers	0.2	—
Other	0.3	—

Total other assets	$1.0	$1.4

          As of December 31, 2017, investment income due and accrued was $12,000 and funds on deposit with claim administrator was $6,000.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Unpaid Loss and Loss Adjustment Expense ("LAE")

          The following table presents the activity in the liability for unpaid loss and LAE in 2017 and 2018 ($ in millions):

	As of December 31,

	2017	2018

Unpaid loss and LAE as of January 1	$—	$2.1
Less: Reinsurance recoverable(1)	—	2.0

Net unpaid loss and LAE as of January 1	—	0.1
Add: Incurred loss and LAE, net of reinsurance, related to:
Current year	1.7	15.2
Prior years	—	—

Total incurred	1.7	15.2
Deduct: Paid loss and LAE, net of reinsurance, related to:
Current year	1.6	13.4
Prior years	—	0.1

Total paid	1.6	13.5
Unpaid loss and LAE, net of reinsurance recoverable, as of December 31	0.1	1.8
Reinsurance recoverable as of December 31(1)	2.0	11.3

Unpaid loss and LAE, gross of reinsurance recoverable, as of December 31	$2.1	$13.1

(1)
Reinsurance recoverable in this table includes only ceded unpaid loss and LAE

          Unpaid loss and LAE includes anticipated salvage and subrogation recoverable.

          The foregoing reconciliation shows insignificant development of unpaid loss and LAE reserves in prior years. No additional premiums or returned premiums have been accrued as a result of prior year effects.

          The Company compiles and aggregates its claims data by grouping the claims according to the year in which the claim occurred (Accident Year) when analyzing claim payment and emergence patterns and trends over time. For the purpose of defining claims frequency, the number of reported claims is by loss occurrence and includes claims that do not result in a liability or payment associated with them.

          The following is information about incurred and paid loss development as of December 31, 2018, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities ("IBNR") included within the net incurred loss amounts. The information about incurred and paid claims development for the years ended prior to December 31, 2018, is presented as unaudited supplementary information.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Unpaid Loss and Loss Adjustment Expense ("LAE") (Continued)

Incurred loss and allocated loss adjustment expense ("ALAE"), net of reinsurance

          The following table presents incurred loss and ALAE, net of reinsurance, as well as IBNR loss reserves and the number of reported claims ($ in millions, except for number of claims):

				As of December 31, 2018

	As of				Cumulative
	December 31,				Number of

	2016	2017	2018	IBNR	Reported Claims

	(unaudited)	(unaudited)
Accident Year
2016	$—	$—	$—	$—	8
2017	—	1.7	1.7	—	1,754
2018	—	—	15.0	0.9	9,992

Total incurred loss and ALAE, net	$—	$1.7	$16.7

Unallocated loss and LAE	—	—	0.2

Total incurred loss and LAE, net	$—	$1.7	$16.9

          Amounts in accident year 2016 for the year ended December 31, 2016, 2017 and 2018 were $11,000, $9,000 and $9,000, respectively. IBNR as of December 31, 2018 for accident year 2017 was $31,000.

Cumulative paid loss and ALAE, net of reinsurance

          The following table presents cumulative paid loss and ALAE, net of reinsurance ($ in millions):

	As of December 31,

	2016	2017	2018

	(unaudited)	(unaudited)
Accident Year
2016	$—	$—	$—
2017		1.6	1.7
2018		—	13.4

Total paid loss and ALAE, net		$1.6	$15.1

Total unpaid loss and ALAE reserves, net		$—	$1.8

          Cumulative paid loss and ALAE net of reinsurance related to accident year 2016 were $4,000, $9,000 and $9,000 during the years ended December 31, 2016, 2017 and 2018, respectively.

Average annual percentage payout of accident year incurred claims by age, net of reinsurance (unaudited)

Years	1	2	3

Property & Casualty	89%	9%	2%

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Other Liabilities

          Other liabilities consists of the following ($ in millions):

	As of December 31,

	2017	2018

Accrued advertising costs	$0.9	$4.6
Ceded premiums payable	0.8	2.3
Accrued professional fees	—	1.4
Premium taxes payable	0.1	1.2
Employee compensation	0.2	0.2
Income tax payable	0.1	—
Other payables	0.4	0.1

Total other liabilities	$2.5	$9.8

11. Convertible Preferred Stock and Preferred Stock Warrants

          As of December 31, 2017, the Company's certificate of incorporation, as then in effect, authorized the Company to issue 15,745,332 shares of par value $0.00001 per share convertible preferred stock. As of December 31, 2018, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 24,449,177 shares of par value $0.00001 per share convertible preferred stock.

          The holders of convertible preferred stock have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company. Therefore the convertible preferred stock is classified outside of stockholders' equity (deficit) on the consolidated balance sheet.

Issuance of preferred stock

          On November 17, 2016, the Company entered into a securities purchase agreement (the "Series B SPA") with new and existing investors. According to the Series B SPA, the Company issued 4,379,117 Series B Preferred stock of $0.00001 par value each, at a price per share of $7.5586, for a total consideration of $33.1 million as part of the initial closing (the "Initial Closing"). By no later than ninety days following the Initial Closing, the Company had the right to raise additional capital of up to $1.0 million by means of issuance of an additional 132,300 shares of Series B Preferred stock at a price per share of $7.5586 (the "Deferred Closing"). As of December 31, 2016, the Company issued 59,534 shares of Series B Preferred stock of $0.00001 par value each for a total consideration of $0.5 million in relation to the Deferred Closing. At December 31, 2016, the Company recorded a $0.2 million receivable in relation to these issuances. This receivable was fully collected on January 12, 2017.

          On January 13, 2017, as part of the Deferred Closing, the Company issued 66,150 shares of Series B Preferred stock of $0.00001 par value each to a new investor for total consideration of $0.5 million.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Preferred Stock and Preferred Stock Warrants (Continued)

          On February 7, 2017, as part of the Deferred Closing, the Company issued 6,616 shares of Series B Preferred stock of $0.00001 par value each to two new investors for total consideration of $0.1 million.

          On December 14, 2017, the Company entered into a securities purchase agreement (the "Series C SPA") with new and existing investors. Upon closing the Series C SPA on March 12, 2018, the Company issued 8,700,224 Series C Preferred stock of $0.00001 par value each, at a price per share of $13.80307, for a total consideration of $120.1 million.

          The total issuance expenses of the preferred stock issuances amounted to $1,000 and $0.2 million during the years ended December 31, 2017 and 2018, respectively.

          As of each balance sheet date, preferred stock consisted of the following ($ in millions, except for share amounts):

	As of December 31, 2017

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion

Series Seed Preferred stock	7,905,140	7,905,140	$12.9	$13.0	7,905,140
Series A Preferred stock	3,328,774	3,255,173	13.4	13.3	3,255,173
Series B Preferred stock	4,511,418	4,511,417	34.1	34.1	4,511,417

	15,745,332	15,671,730	$60.4	$60.4	15,671,730

	As of December 31, 2018

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion

Series Seed Preferred stock	7,905,140	7,905,140	$12.9	$13.0	7,905,140
Series A Preferred stock	3,328,774	3,328,774	14.0	13.6	3,328,774
Series B Preferred stock	4,511,417	4,511,417	34.1	34.1	4,511,417
Series C Preferred Stock	8,703,846	8,700,224	119.8	120.1	8,700,224

	24,449,177	24,445,555	$180.8	$180.8	24,445,555

          The holders of the preferred stock have the following rights and preferences:

Liquidation preference

          In the event of a liquidation event, as defined in the Company's Amended and Restated Certificate of Incorporation (the "COI"), the holders of Series C Preferred Stock shall be entitled to receive, before any payment shall be made or declared to the holders of the Series Seed, A and B Preferred stock (collectively, the "Prior Preferred Stock") or to the holders of Common Stock, an amount equal to the Series C Preferred stock original issue price, plus declared but unpaid

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Preferred Stock and Preferred Stock Warrants (Continued)

dividends on such stock (the "Series C Preference"). After the full Series C Preference has been paid, and the liquidation preference of the Prior Preferred Stock has been paid, any remaining funds and assets of the Company legally available for distribution to stockholders shall be distributed pro rata among the holders of the Common Stock (the "Remaining Distribution"). For the purpose of determining the amount each holder of the preferred stock is entitled to receive, with respect to the Remaining Distribution, each such holder of the Series Seed, A, B, and C Preferred stock shall be deemed to have converted such holder's stock of Series Seed, A, B, and C Preferred stock into Common Stock.

Voting rights

          Holders of Series Seed, A, B and C Preferred stock (collectively, "Preferred Stockholders") are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of Common Stock into which each share of preferred stock is then convertible, except as otherwise required by law or as set forth in the Company's COI.

Dividends

          Preferred Stockholders are entitled to receive, out of funds legally available, dividends prior and in preference to payment of any dividends (other than payable in Common Stock) on Common Stock, dividends at a rate of 8%, per share per annum, payable as and if declared by the board of directors. Such dividends shall not be cumulative.

Conversion

          Preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such amount of fully paid and non-assessable Common Stock as is determined by dividing the Series Seed, A, B and C original issuance prices by the applicable conversion price in effect at the time of conversion. Preferred stock shall automatically be converted into Common Stock at the applicable conversion price in effect at the time for such conversion immediately upon the earlier of: (1) the closing of a qualified public offering with aggregate gross proceeds to the Company of at least $50.0 million, or (2) the date or the occurrence of an event, specified by vote or written consent or agreement of the Preferred Majority (as defined in the COI), provided that (i) if such election is made in connection with a Liquidation Event in which the holders of Series B Preferred would receive less than one times (1x) the Original Issue Price in respect of each share Series B Preferred Stock as a result of such election, then the vote of the Series B Majority (as defined in the COI) shall also be required, and (ii) if such election is made in connection with a Liquidation Event in which the holders of Series C Preferred would receive less than one times (1x) the Original Issue Price in respect of each share Series C Preferred Stock as a result of such election, then the vote of the Series C Majority (as defined in the COI) shall also be required.

Preferred stock warrants

          On April 19, 2016, the Company entered into a twelve-month consulting services agreement (the "Consulting Agreement") with Tusk Ventures LLC ("Tusk"). Under the Consulting Agreement, the Company agreed to pay Tusk a monthly amount of $50,000 (the "Monthly Retainer"). The

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Preferred Stock and Preferred Stock Warrants (Continued)

Monthly Retainer was paid by way of the issuance of a warrant to purchase a total of 147,201 shares of Series A Preferred Stock for an exercise price of $0.01 per share. The warrants were immediately exercisable and expired on the later of ten years from the date of issuance or three years after the closing of a firm commitment underwritten initial public offering, as defined in the agreement. On the issuance date of the warrants, the Company recorded the issuance-date fair value of the warrants of $0.6 million as a preferred stock warrant liability, with a corresponding amount recorded as other assets, which was subsequently amortized to general and administrative expense over the one-year service term of the agreement. The Company remeasured the liability associated with the warrants as of November 9, 2016 (immediately prior to the partial exercise of the warrants), and on December 31, 2016 and 2017 and June 4, 2018 (immediately prior to the exercise of the remaining warrants) and determined that the fair value of the warrant liability was $0.8 million, $0.4 million, $0.4 million and $0.6 million, respectively (see Note 4). The Company recognized gains (losses) of $1,000 and $(0.2) million within general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2017 and 2018, respectively, related to the change in fair value of the warrants.

          In June 2018, Tusk exercised the remaining portion of its warrant resulting in the issuance of 73,601 shares of Series A Preferred stock.

12. Stockholders' Equity

Common stock

          As of December 31, 2017 and 2018, the Company was authorized to issue 27,663,851 shares and 42,000,000 shares, respectively, of par value $0.00001 per share common stock. The voting, dividend and liquidation rights of the holders of the Company's common stock is subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth above.

          Common stock confers upon its holders the following rights:

  (i.)
  The right to participate and vote in the Company's general meetings, whether regular or extraordinary. Each share will entitle its holder, when attending and participating in the voting in person or via agent or letter, to one vote;

  (ii.)
  The right to a share in the distribution of dividends, whether in cash or in the form of bonus stock, the distribution of assets or any other distribution pro rata to the par value of the stock held by them;

  (iii.)
  The right to a share in the distribution of the Company's excess assets upon liquidation pro rata to the par value of the stock held by them.

Statutory dividend restrictions

          The payment of dividends by LIC is restricted by state insurance regulations. Under New York insurance law, LIC may pay cash dividends only out of its statutory earned surplus. Generally, the maximum amount of dividends that LIC may pay without regulatory approval in any twelve-month period is the lesser of adjusted net investment income or 10% of statutory policyholders' surplus as of the end of the most recently reported quarter unless the NYS Department of Financial Services, upon

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Stockholders' Equity (Continued)

prior application, approves a greater dividend distribution. Adjusted net investment income is defined for this purpose to include net investment income for the thirty-six months immediately preceding the declaration or distribution of the current dividend less any dividends declared or distributed during the period commencing thirty-six months prior to the declaration or distribution of the current dividend and ending twelve months prior thereto. Based on statutory surplus of $17.0 million and $23.6 million as of December 31, 2017 and 2018, respectively, LIC would be able to pay dividends of approximately $0.1 million and $0.3 million, respectively, without such regulatory approval.

13. Stock-based Compensation

Share option plan

          In July 2015, the Company adopted the 2015 incentive share option plan the ("2015 Plan") in accordance with the amended Section 102 and 3(i) of Israel's Income Tax Ordinance. Under the 2015 plan, options to purchase Common stock of the Company may be granted to employees, officers, directors and consultants of the Company, each option granted can be exercised for one Common stock of the Company. Options granted to employees generally vest over a period of no more than four years. The options expire 10 years from the date of grant.

          Pursuant to the 2015 Plan, the Company had reserved 5,970,303 shares of Common stock for issuance. As of December 31, 2018, there were 3,084,404 shares of Common stock available for future grant.

Options granted to employees and non-employees

          The fair value of each option granted during the year ended December 31, 2017 and 2018 is estimated on the date of grant using the Black-Scholes model with the following assumptions (annualized percentage):

	Year Ended December 31,

	2017	2018

Weighted average expected term (years)	6.08	6.07
Risk-free interest rate	1.8% - 2.2%	2.6% - 3.1%
Volatility	50%	50%
Expected dividend yield	0%	0%

          Expected volatility is based on companies at a comparable stage, as well as companies in the same or a similar industry. The expected term of options granted is based on the "Simplified" method, in accordance with ASC 718, "Compensation — Stock Compensation". The risk-free interest rate is based on observed interest rates appropriate for the term of the Company's employee stock options. The dividend yield assumption is based on the Company's historical and expected future dividend payouts and may be subject to substantial change in the future.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stock-based Compensation (Continued)

          The following table summarizes activity under the 2015 Plan of stock options granted to employees ($ in millions, except for option and average amounts):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding as of December 31, 2017	1,130,000	$1.80	8.90	$2.4
Granted	1,174,000	5.29	9.34
Exercised	(34,125)	1.00
Cancelled	(120,875)	3.22

Outstanding as of December 31, 2018	2,149,000	$3.65	8.77	$4.5

Options exercisable as of December 31, 2018	518,930	$1.44	7.57	$2.2
Options unvested as of December 31, 2018	1,630,070	$4.35	9.15	$2.3

          Total stock-based compensation expenses resulting from stock options granted to employees included in the consolidated statements of operations for the year ended December 31, 2017 and 2018 were $0.2 million and $0.7 million, respectively.

          The unrecognized expense on options granted to employees outstanding at December 31, 2018 was $3.3 million, with a remaining weighted-average vesting period of 1.5 years.

          During 2017, 20,000 options were reclassified from employee options as a director of the Company left the board and continued to serve as an advisor. Non-employee stock-based compensation expense recorded during the year ended December 31, 2017, and 2018 were $20,000 and $21,000, respectively.

          The unrecognized expense on options granted to the former director outstanding at December 31, 2018 was $3,000, with a remaining weighted-average vesting period of 0.5 years.

Stock-based compensation expense

          Stock-based compensation expense was classified in the consolidated statements of operations as follows ($ in millions):

	Year Ended December 31,

	2017	2018

Policy acquisition costs	$0.1	$0.2
Sales and marketing	0.1	0.3
Technology development	—	0.1
General and administrative	8.0	1.5

Total stock-based compensation expense	$8.2	$2.1

          In 2017, the Company entered into stock purchase agreements with two executive employees where in lieu of cash payment for the stock, promissory notes were issued totaling $1.5 million and

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stock-based Compensation (Continued)

bearing a weighted average interest of 1.9% per annum, payable to the Company. These notes are secured by the underlying stock purchased and such unvested stock can be repurchased by the Company upon termination of each executive's employment at the original issuance price.

          Because the Company only has partial recourse under the promissory notes, the Company deemed the purchase of the stock to be non-substantive. As such, the note receivable is not reflected in the consolidated financial statements and the related stock transaction will be recorded at the time the note receivable is settled in cash. In accordance with ASC 718, the purchases were treated as exercises of stock options with the fair value recognized over the requisite service period through a charge to compensation cost. The maturity date of the promissory notes reflects the legal term of the stock option for purposes of valuing the award. Total stock-based compensation expenses resulting from stock options granted to the executives in the consolidated statements of operations for the years ended December 31, 2017 and 2018 were $0.1 million and $0.2 million, respectively.

          The unrecognized expense on options granted to these executives outstanding at December 31, 2018 was $0.4 million, with a remaining weighted-average vesting period of 2.3 years.

          In 2018, one executive settled a portion of the existing promissory note in an amount equal to $0.1 million inclusive of accumulated interest, for which 62,500 shares were released. As of December 31, 2017 and 2018, 681,524 shares and 619,024 shares were restricted under the stock purchase agreements.

          In November 2016, the Company entered into share repurchase agreements (the "Repurchase Agreements") with each of its two founders (the "Founders"). According to the Repurchase Agreements, a portion of common stock previously issued to the Founders (the "Repurchase Stock") became subject to a right of repurchase by the Company. This stock shall be released to the Founders over the requisite term of the Repurchase Agreements. The Company recognized related compensation expenses in the amount of $1.4 million and $1.2 million for the years ended December 31, 2017 and 2018, respectively.

          On February 8, 2017, a third-party investor made a strategic investment in the Company through the acquisition of common stock from two key stockholders. The Company recorded stock-based compensation expense of $6.5 million for this transaction, representing the excess of the purchase price paid over the fair value of the common stock at the date of purchase.

14. Income Taxes

Corporate tax rates

          The Parent Company, Lemonade, Inc., together with its U.S. subsidiaries, is taxed under the tax laws of the United States and the statutory enacted corporate income tax rate for the year ended December 31, 2018 is approximately 21%.

          The Israeli subsidiary, Lemonade Ltd., is taxed under Israeli tax laws as follows: The corporate income tax rate in Israel in 2017 and 2018 was 24% and 23%, respectively.

          In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

reduced the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

Deferred taxes

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets are comprised of operating loss carryforwards and other temporary differences.

          The components of the net deferred tax assets are as follows ($ in millions):

	As of December 31,

	2017	2018

Deferred tax assets (liabilities):
Net operating loss carryforwards	$8.2	$27.3
Stock-based compensation	1.7	0.4
Net unearned premiums	0.2	1.1
Startup costs	0.7	0.6

Total deferred tax assets	10.8	29.4
Valuation allowance	(10.8)	(29.4)

Total deferred tax assets, net	$—	$—

Income tax expense

          (Loss) income before tax consists of the following ($ in millions):

	Year Ended December 31,

	2017	2018

United States	(29.1)	(53.0)
Foreign	1.1	0.4

Total	(28.0)	(52.6)

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

          Income tax expense consists of the following ($ in millions):

	Year Ended December 31,

	2017	2018

Current:
Federal	$—	$—
State	—	—
Foreign	0.1	0.3

Total current	0.1	0.3
Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—

Total deferred	—	—

Total income tax expense	$0.1	$0.3

          The Company classifies all interest and penalties related to tax contingencies as income tax expense.

          As of December 31, 2018, there were no material positions for which management believes it is reasonably possible that the total amounts will significantly increase or decrease within 12 months of the reporting date.

          The provision for federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes.

          A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,

	2017	2018

Income at US Statutory Rate	35.00%	21.00%
State Taxes, net of Federal benefit	6.06%	11.99%
Permanent Differences	0.62%	(1.39)%
Tax Law Change	(19.59)%	0.54%
Foreign Rate Differential	0.44%	(0.01)%
Valuation Allowance	(22.87)%	(33.59)%
Other	—	0.88%

Total income taxes	(0.34)%	(0.57)%

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

Tax reform in the U.S.

          On December 22, 2017, the U.S. Tax Cuts and Jobs Act of 2017 (the "TCJA" or the "Act") was signed into law resulting in significant changes to corporate tax law and tax financial reporting. Some of the more notable provisions which impacted the Company are:

  •
  A reduction in the U.S. federal corporate tax rate from up to 35% to a flat rate of 21%;

  •
  Changes in meals and entertainment

  •
  Full expense allowance for certain business capital expenditures;

  •
  Changes to taxation of foreign-sourced income from multinational corporations.

          As of December 31, 2018, the Company finalized the accounting for the tax effects of the enactment of the Act.

          For taxable years beginning after December 31, 2017, the Tax Reform Legislation introduced new provisions intended to prevent the erosion of the United States federal income tax base through the taxation of certain global intangible low-taxed income ("GILTI"). The GILTI provisions created a new requirement that certain income earned by controlled foreign corporations ("CFCs") must be included currently in the gross income of the CFC's United States tax resident shareholder. Generally, GILTI is the excess of the United States shareholder's pro rata portion of the income of its foreign subsidiaries over the net deemed tangible income return of such subsidiaries. Under GAAP, the company is allowed to make an accounting policy choice to either: (i) treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method"); or (ii) factor in such amounts into a company's measurement of its deferred taxes (the "deferred method"). The company selected to apply the "period cost method" to account for the new GILTI tax, and treated it as a current-period expense for 2018 and had a gross inclusion of $2.3 million in its taxable income.

Net operating loss carryforward

          As of December 31, 2018, the Company has gross accumulated federal losses for tax purposes of $89.8 million, which can be offset against future taxable income. Of this federal loss carryforward, $33.9 million in losses will begin to expire in 2035 and $55.9 million in losses can be carried forward indefinitely. As of December 31, 2018, the Company has gross accumulated state losses for tax purposes of $123.3 million which will begin to expire in 2029.

          The Companies income tax returns for 2015 through 2018 remain subject to examination by the tax authorities.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net loss per share

          Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,

	2017	2018

Numerator:
Net loss attributable to common stockholders ($ in millions)	$(28.1)	$(52.9)

Denominator:
Weighted average common shares outstanding — basic and diluted	10,887,059	10,931,776

Net loss per share attributable to common stockholders — basic and diluted	$(2.58)	$(4.84)

          The Company's potentially dilutive securities, which include stock options, preferred stock and warrants to purchase shares of preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	As of December 31,

	2017	2018

Options to purchase common stock	1,150,000	2,169,000
Warrants to purchase preferred stock	73,601	—
Convertible preferred stock (as converted to common stock)	15,671,730	24,445,555

	16,895,331	26,614,555

Unaudited pro forma net loss per share attributable to common stockholders

          In addition to the potentially dilutive securities noted above, in 2017 the Company entered into stock purchase agreements with executive employees where in lieu of cash payment for the stock, promissory notes were issued (see Note 13). The company determined the purchase of the stock to be non-substantive, and as such, the shares subject to the promissory notes will not be deemed issued until such time as the promissory notes have been repaid. Accordingly, the Company has excluded these shares from the table above and the calculation of basic and diluted net loss per share for the years ended December 31, 2017 and 2018.

          The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 has been prepared to give effect to adjustments arising upon the completion of the proposed IPO. The unaudited pro forma net loss

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Net Loss per Share and Unaudited Pro Forma Net Loss per Share (Continued)

attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders gives effect, upon the proposed IPO, to the conversion of shares of preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2018 or the issuance date of the preferred stock.

          Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Year Ended December 31, 2018

(unaudited)
Numerator ($ in millions):
Pro forma net loss attributable to common stockholders	$(52.9)

Denominator:
Weighted average common shares outstanding — basic and diluted	10,931,776
Pro forma adjustment to reflect automatic conversion of convertible preferred stock into common stock upon the closing of the proposed IPO	24,445,555

Pro forma weighted average common shares outstanding — basic and diluted	35,377,331

Pro forma net loss per share attributable to common stockholders — basic and diluted	$(1.50)

16. Related Party Transactions

          The Company uses the services of a travel agency owned by a relative of one of the Company's key stockholders. During the years ended December 31, 2017 and 2018, the Company incurred travel related expenses in the amount of approximately $0.3 million and $0.2 million, respectively, in connection with these services.

          The Company has leased office space in the United States and The Netherlands from an affiliate. Rental expense recorded for the years ended December 31, 2017 and 2018 was $0.2 million and $6,000, respectively. There were no outstanding amounts due to or from related parties as of December 31, 2017 and 2018.

17. Commitments and Contingent Liabilities

Litigation

          The Company is occasionally a party to routine claims or litigation incidental to its business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition or results of operations.

Lease commitments

          The Company and its subsidiaries lease their facilities under various operating lease agreements. The Company's headquarters in New York is under a lease that expires in November 2020. The Company's Israel based operations occupy offices with lease expiration dates that

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Commitments and Contingent Liabilities (Continued)

extend through October 2022. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2018 are as follows ($ in millions):

2019	$1.9
2020	1.8
2021	1.7
2022	1.6
2023 and thereafter	—

$7.0

          Expenses for lease of facilities for the years ended December 31, 2017 and 2018 were approximately $0.5 million and $1.5 million, respectively.

Charges and guarantees

          As of December 31, 2017 and 2018, the Company provided guarantees in an aggregate amount of $0.2 million and $0.5 million, respectively, with respect to office leases.

18. Statutory Financial Information

          U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices ("SAP") prescribed or permitted by regulatory authorities for statements of the Company's insurance subsidiary are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed income securities are carried at amortized cost under SAP, whereas such securities are carried at fair value under GAAP, and (d) the criteria for recognizing net deferred tax assets ("DTAs") and the methodologies used to determine such amounts are different under SAP and GAAP.

          Risk-based capital (RBC) requirements promulgated by the NAIC require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. LIC's statutory net income and statutory capital surplus as of December 31, 2017 and 2018 and for the years then ended are summarized as follows ($ in millions):

	As of December 31,

	2017	2018

Statutory net loss	$(15.7)	$(6.6)
Statutory capital and surplus	$17.0	$23.6

          As of December 31, 2018, the Company's capital and surplus exceeds its authorized control level RBC. The authorized control level RBC was $8.0 million and $5.6 million at December 31, 2017 and 2018, respectively.

LEMONADE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Geographical Breakdown of Gross Written Premium

          The Company has a single reportable segment and other insurance coverage under a single line of business, homeowners multi-peril. Gross written premium by state are as follows ($ in millions):

	Years ended December 31,
	2017		2018
State	Amount	% of GWP	Amount	% of GWP
Texas	$1.9	21.1%	$13.4	28.6%
California	3.2	35.6%	12.5	26.7%
New York	2.7	30.0%	7.3	15.6%
Illinois	0.7	7.8%	2.5	5.3%
Georgia	—	0.0%	2.2	4.7%
New Jersey	0.3	3.3%	1.7	3.6%
Ohio	0.1	1.1%	1.3	2.8%
Pennsylvania	—	0.0%	1.1	2.3%
All other	0.1	1.1%	4.8	10.4%

	$9.0	100.0%	$46.8	100.0%

20. Employee Benefit Plan

          The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. To date, no contributions have been made to the plan by the Company.

21. Subsequent Events

          On March 18, 2019, the Company entered into a lease agreement to lease office space in Scottsdale, Arizona for an initial term of 65 months. The annual rent expense associated with the premises is expected to be approximately $0.3 million and is subject to annual escalation at a rate of 3%.

          On April 8, 2019, the Company entered into a securities purchase agreement (the "Series D SPA") with new and existing investors. The Series D SPA allows for the sale of up to 7,107,930 Series D preferred stock of $0.00001 par value each, at a price per share of $42.20639, for a total consideration of $300.0 million. The total issuance costs were approximately $0.6 million. The closing of this agreement is contingent upon certain regulatory approvals, which as of June 7, 2019, were still pending.

 Schedule II

LEMONADE, INC.

CONDENSED BALANCE SHEETS (Parent Company)

($ in millions, except share and per share amounts)

	As of December 31,		Pro Forma December 31,

	2017	2018	2018

			(unaudited)
Assets
Cash, cash equivalents and restricted cash	$14.6	$76.4	$76.4
Intercompany receivable	9.7	10.4	10.4
Property and equipment, net	0.1	0.5	0.5
Other assets	0.5	1.2	1.2
Investment in subsidiaries	26.4	35.4	35.4

Total assets	$51.3	$123.9	$123.9

Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)
Trade payables	2.0	1.3	1.3
Intercompany payable	8.8	8.5	8.5
Other liabilities	0.2	6.2	6.2

Total liabilities	11.0	16.0	16.0

Commitments and contingencies
Convertible preferred stock (Series Seed, A, B and C), $0.00001 par value; 15,745,332 shares and 24,449,177 shares authorized; 15,671,730 shares and 24,445,555 shares issued and outstanding as of December 31, 2017 and 2018, respectively; aggregate liquidation preference of $180.8 million as of December 31, 2018; no shares issued or outstanding, pro forma as of December 31, 2018	60.4	180.8	—
Stockholders' equity (deficit):
Common stock, $0.00001 par value, 27,663,851 shares and 42,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 11,568,583 shares and 11,602,708 shares issued and 10,887,059 shares and 10,983,684 shares outstanding as of December 31, 2017 and 2018, respectively; 35,429,239 shares issued and outstanding, pro forma as of December 31, 2018	—	—	—
Additional paid-in capital	0.5	0.7	181.5
Accumulated deficit	(20.6)	(73.6)	(73.6)

Total stockholders' equity (deficit)	(20.1)	(72.9)	107.9

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$51.3	$123.9	$123.9

The accompanying notes are an integral part of the condensed financial statements.

 LEMONADE, INC.

CONDENSED STATEMENT OF OPERATIONS (Parent Company)

($ in millions, except share and per share amounts)

	Year Ended December 31,

	2017	2018

Revenue
Net investment income	$—	$1.0
Management fee	1.8	—

Total revenue	1.8	1.0
Expense
Other insurance expense	0.7	—
Sales and marketing	8.6	—
Technology development	0.9	—
General and administrative	5.2	7.6

Total expense	15.4	7.6

Loss before equity in net income of subsidiaries	(13.6)	(6.6)
Equity in net income (loss) of subsidiaries	(14.7)	(46.4)

Net loss	$(28.3)	$(53.0)

The accompanying notes are an integral part of the condensed financial statements.

 LEMONADE, INC.

CONDENSED STATEMENTS OF CASH FLOWS (Parent Company)

($ in millions, except share and per share amounts)

	Year Ended December 31,

	2017	2018

Cash flows from operating activities
Cash flows from operating activities
Net loss	$(28.3)	$(53.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	0.1
Preferred stock warrants issued to consultants	0.2	—
Stock-based compensation	0.3	0.7
Change in fair value of warrant liability	—	0.2
Equity in undistributed earnings of subsidiaries	14.7	46.4
Change in assets and liabilities
Intercompany receivables	0.6	(0.7)
Other assets	(0.5)	(0.7)
Trade payable	1.6	(0.7)
Intercompany payables	8.8	(0.3)
Other liabilities	—	5.8

Net cash used in operating activities	(2.6)	(2.2)

Cash flows from investing activities
Investments in subsidiaries	(27.8)	(55.4)
Capital expenditures	(0.1)	(0.5)

Net cash provided by (used in) investing activities	(27.9)	(55.9)

Cash flows from financing activities
Issuance of Preferred stock, net	0.8	119.8
Proceeds from stock purchases	—	0.1

Net cash provided by financing activities	0.8	119.9

Increase (decrease) in cash, cash equivalents and restricted cash	(29.7)	61.8
Cash, cash equivalents and restricted cash at beginning of period	44.3	14.6

Cash, cash equivalents and restricted cash at end of period	$14.6	$76.4

The accompanying notes are an integral part of the condensed financial statements.

 LEMONADE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Parent Company)

1.      Business

          Lemonade, Inc. (the "Company") is an insurance holding company that was incorporated in Delaware on June 17, 2015.

2.      Accounting Policies

          The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

  Use of estimates

          Preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

  Unaudited pro forma information:

          The accompanying unaudited pro forma condensed balance sheet as of December 31, 2018 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 24,445,555 shares of common stock upon an IPO, as if the proposed IPO had occurred on December 31, 2018.

 Schedule V

LEMONADE, INC.

VALUATION AND QUALIFYING ACCOUNTS

		Additions
($ in millions)	Balance at beginning of period	Charged to costs and expenses	Charge to other accounts	(Deductions)	Balance at end of period
Year Ended December 31, 2017
Valuation allowance for deferred tax assets	$2.3	$8.5	$—	$—	$10.8
Year Ended December 31, 2018
Valuation allowance for deferred tax assets	$10.8	$18.6	$—	$—	$29.4

                  Shares

Lemonade, Inc.

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the shares of Class A common stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount

SEC registration fee	$		*
FINRA filing fee			*
Stock exchange listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*
To be filed by amendment

Item 14.    Indemnification of Directors and Officers

          Lemonade, Inc. is incorporated under the laws of the state of Delaware. Section 102 of the Delaware General Corporation Law, as amended (the "DGCL"), allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant's amended and restated certificate of incorporation contains a provision which eliminates directors' personal liability as set forth above.

          The registrant's amended and restated certificate of incorporation and amended and restated bylaws provide in effect that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances.

          Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

          Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

          Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          The right to indemnification conferred by the registrant's amended and restated certificate of incorporation and amended and restated bylaws also includes the right to be paid the expenses (including attorneys' fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant's amended and restated certificate of incorporation, amended and restated bylaws, or otherwise.

          In addition, the registrant intends to enter into indemnification agreements with each of its directors and certain of its officers, a form of which will be filed as an exhibit to a pre-effective amendment to this Registration Statement. These agreements require the registrant to indemnify such persons to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.

          The registrant has in effect insurance policies for general officers' and directors' liability insurance covering all of its officers and directors.

Item 15.    Recent Sales of Unregistered Securities

          In the preceding three years, the registrant has sold and issued the following securities that were not registered under the Securities Act:

Preferred Stock Issuances

          In 2015, we sold an aggregate of 7,905,140 shares of our Series Seed Preferred Stock to three accredited investors at a purchase price of $1.64 per share, for an aggregate purchase price of $13.0 million.

          In 2016, we sold an aggregate of 3,328,774 shares of our Series A Preferred Stock to five accredited investors at a purchase price of $4.09 per share, for an aggregate purchase price of $13.0 million.

          In 2016, we sold an aggregate of 4,511,417 shares of our Series B Preferred Stock to 18 accredited investors at a purchase price of $7.56 per share, for an aggregate purchase price of $34.1 million.

          In 2018, we sold an aggregate of 8,703,846 shares of our Series C Preferred Stock to 12 accredited investors at a purchase price of $13.80 per share, for an aggregate purchase price of $120.1 million.

          In 2019, we entered into the Series D SPA for the sale of up to 7,107,930 shares of our Series D Preferred Stock with seven accredited investors at a purchase price of $42.21 per share, for an aggregate purchase price of $300.0 million.

Options Issuances

          In the three years preceding the date of this registration statement, we granted to our directors, officers, employees options to purchase an aggregate of                          shares of our Class A common stock under the 2015 Plan at exercise prices ranging from proximately $             to $             per share.

          The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16.    Exhibits and Financial Statement Schedules

          The exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-5 hereof.

Item 17.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities

Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)     For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                  (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

                 (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

                (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

                (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description

1.1	*	Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation of Lemonade, Inc., as amended to date and as currently in effect.
3.2	*	Form of Restated Certificate of Incorporation of Lemonade, Inc., to be effective immediately prior to the completion of this offering.
3.3	*	Amended and Restated Bylaws of Lemonade, Inc., as amended to date and as currently in effect.
3.4	*	Form of Restated Bylaws of Lemonade, Inc., to be effective immediately prior to the completion of this offering.
4.1	*	Specimen Common Stock Certificate of Lemonade, Inc.
4.2	*	Amended and Restated Investors' Rights Agreement by and between Lemonade, Inc. and certain security holders of Lemonade, Inc., dated March 12, 2018.
4.3	*	Amended and Restated Voting Agreement by and between Lemonade, Inc. and certain security holders of Lemonade, Inc., dated March 12, 2018.
5.1	*	Opinion of Latham & Watkins LLP.
10.1	*
Aggregate Excess of Loss Reinsurance Contract ("Reinsurance Contract") by and between Lemonade Insurance Company and each Subscribing Reinsurer identified in the Interests and Liabilities Agreements attached to and forming part of the Reinsurance Contract, dated as of July 1, 2017.
10.2	*	Form of Indemnification Agreement between Lemonade, Inc. and each of its directors and executive officers.
10.3	+*	Employment Agreement, by and between Daniel Schreiber and Lemonade Ltd., dated .
10.4	+*	Employment Agreement, by and between Shai Wininger and Lemonade Ltd., dated .
10.5	+*	Employment Agreement, by and between John Peters and Lemonade, Inc., dated .
10.6	+*	Offer Letter, by and between Tim Bixby and Lemonade, Inc., dated .
10.7	+*	Offer Letter, by and between Jorge Espinel and Lemonade, Inc., dated .
10.8	+*	Amended and Restated 2015 Incentive Share Option Plan.
10.9	+*	Lemonade, Inc. 2019 Equity Incentive Plan.
10.10	*	Stock Purchase Agreement, by and between Tim Bixby and Lemonade, Inc., dated June 1, 2017.
10.11	*	Stock Purchase Agreement, by and between John Peters and Lemonade, Inc., dated March 8, 2017.
10.12	*	Stock Purchase Agreement, by and between John Peters and Lemonade, Inc., dated October 3, 2016.
21.1	*	List of Subsidiaries of Lemonade, Inc.
23.1	*	Consent of Ernst & Young LLP.
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included in signature pages hereto).

+
Denotes management contract or compensatory plan or arrangement.

*
To be filed by amendment.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this             day of             , 2019.

Lemonade, Inc.
By:	Name: Daniel Schreiber Title: Chief Executive Officer

          KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Lemonade, Inc. constitutes and appoints each of Daniel Schreiber and Tim Bixby, or any of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Daniel Schreiber	Chief Executive Officer (Principal Executive Officer) and Director	, 2019
Shai Wininger	President, Chief Operating Officer and Director	, 2019
Tim Bixby	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2019
Joel Cutler	Director	, 2019

Signature	Title	Date

Michael Eisenberg	Director	, 2019
G. Thompson Hutton	Director	, 2019
Mwashuma Nyatta	Director	, 2019
Haim Sadger	Director	, 2019
Caryn Seidman-Becker	Director	, 2019